UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Manual for Participation in Shareholders' Meeting

Ordinary and Extraordinary Shareholders' Meetings

Date: April 30, 2015

Time: 4:00 p.m.

Santander

Index

1.	Message from the Chairman of the Board of Directors	4
2.	Call Notice	6
3.	Participation of the shareholders in the “OGM and “EGM”
3.1	Representation through attorney-in-fact	8
4.	Matters to be resolved in the OGM
4.1	To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2014, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;	9
4.2.	To DECIDE on the destination of the net profit of the fiscal year of 2014 and the distribution of dividends;	11
4.3	To ELECT the members of the Company’s Board of Directors for a new term of office; and	13
4.4.	To FIX the annual overall consideration of the Company´s management and members of Audit Committee.	14
5.	Matters to be resolved in the EGM
5.1.	To DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2015, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 18th, 2015; and	15
5.2	TO APROVE the regulations for Bonus Payment Programs for year 2014, for managers, management employees and other employees of the Company and companies under its control, in accordance with the proposal approved by the Board of Directors on a meeting held on March 18th, 2015.	15

6.	List of Exhibits:
	Exhibit I. Comments of the administrative officers on the financial condition of the Company – Item 10 of the Reference Form	16
	Exhibit II. Proposal by management for allocation of the net income for the fiscal year – Exhibit 9-1-II of CVM Instruction 481	72
	Exhibit III. Proposal to change the composition of the Company’s Board of Directors – Item 12.5 to 12.10 of the Reference Form	82
	Exhibit IV. Proposal by management for remuneration of the administrative officers – Item 13 of the Reference Form	102
	Exhibit V. Long Term Incentive Plans - Exhibit 13 of CVM Normative Instruction 481	147
	Exhibit VI. Related Documents and Links	169

Glossary, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the Company.

Shares	Comprise Common Shares and Preferred Shares, as defined below.

Common Shares	Common, registered, book-entry shares with no par value, free and clear of any encumbrances and liens, and issued by the Company.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear of any encumbrances, and issued by the Company.

Basel Accord, Basel

Set of prudential banking rules disclosed by the Basel Committee on Banking Supervision with the purpose of providing greater robustness to the global financial system. Its principal characteristic is to require a minimum percentage as resulting from dividing a financial institution’s capital stock by its respective assets weighted in accordance with the risk inherent to them. The Basel Accord was initially implemented in Brazil through CMN Resolution No. 2099, of August 17, 1994. Various regulations issued as from 2006, and providing for minimum amounts of realized capital and Reference Equity required from Brazilian financial institutions.

EGM

Extraordinary Shareholders’ Meeting of the Company, to be held on April 30, 2015.

OGM

Ordinary Shareholders’ Meeting of the Company, to be held on April 30, 2015.

OEGM

Ordinary and Extraordinary Shareholders’ Meetings of the Company to be held on April 30, 2015.

Central Bank	Brazilian Central Bank.

Banco Real	Banco ABN AMRO Real S.A.

BM&FBOVESPA	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Economic and Social Development Bank)

Brazil or country	Federative Republic of Brazil.

CDB	Bank Deposit Certificate.

CMN	Brazilian Monetary Council.

COFINS	Contribution tax for social security financing.

Bank, Banco Santander, Company or Santander Brasil	Banco Santander (Brasil) S.A.

Independent Board Member

The Independent Board Member is characterized by: (i) not having any relationship with the Company except for capital participation; (ii) not being a Controlling Shareholder, spouse or relative up to the second degree or not being or not having been during the last three years related to an organization or entity related to the Controlling Shareholder (persons related to public education and/or research institutions are excluded from this restriction); (iii) not having been during the last three years employee or director of the Company, of the Controlling Shareholder or of an organization controlled by the Company; (iv) not being a direct/indirect supplier or buyer of services and/or products of the Company in a magnitude that implies loss of independence; (v) not being an employee or administrator of an organization or entity that is offering or requesting services and/or products to/from the Company; (vi) not being spouse or relative up to the second degree of any of the Company’s administrators; and (vii) not receiving any other compensation from the Company apart from that of director (compensation in cash deriving from the capital’s participation are excluded from this restriction).

Board of Directors	The board of directors of the Company.

COSIF	Chart of Accounts for Brazilian Financial Institutions.

Coupon	A product showing price variations linked to U.S. dollar fluctuations and interest rates in Dollar.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).

Executive Board	The Company’s executive board.

Dollar or US$	US dollar.

Call Notice

Call notice published by the Company on March 27, 2015, regarding the AGOE to be held on April 30, 2015, published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) on March 28th and 31st, April 1st, 2015, and in the newspaper “Valor Econômico” on March 30th, 31st and April 1st, 2015.

Federal Government	Government of the Federative Republic of Brazil.

Santander Group Brasil	Santander Brasil and its subsidiaries.

Santander Group Spain	Santander Spain and its subsidiaries.

IASB	International Accounting Standards Board.

IFRIC	International Financial Reporting Interpretations Committee

IFRS	International Financial Reporting Standards, issued by IASB.

IGPM	General Market Price Index, disclosed by the Getúlio Vargas Foundation.

CVM Instruction 480	CVM Instruction No. 480, of December 7, 2009, as amended.

CVM Instruction 481	CVM Instruction No. 481 of December 17, 2009, as amended.

IPCA	Broad Consumer Price Index.

IRRF	Withholding income tax.

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Manual	Manual for participating at the shareholders’ meeting of the Company.

Reference Equity

Equity composition of financial entities for purposes of calculation of the basic requirements for capital adjustment and operational limits established by the Central Bank, as provided for in CMN Resolution 4.192, of March 1st, 2013,

PGBL	Free benefits generating pension plan.

GDP	Gross Domestic Product.

PIS	Social integration program.

Plan or ILP Plan	Long Term Incentive Plan – Collective Supervised (Deferred Cash Installment) or Long Term Incentive Plan – Bonus in Units – Collective Supervised, as applicable.

Long Term Incentive Plans or Deferred Plans	Long Term Incentive Plan – Collective Supervised (Deferred Cash Installment) and Long Term Incentive Plan – Bonus in Units – Collective Supervised.

Accounting Practices Adopted in Brazil or BR GAAP

Accounting principles and practices adopted in Brazil in compliance with the Brazilian Corporate Law, CVM rules and instructions, SUSEP rules and instructions for insurance, special savings and supplementary pension plan providers, the recommendations of the Brazilian Institute of Independent Accountants and the resolutions of the Federal Accounting Board, as well as the accounting rules established by the Central Bank for financial companies.

Global Program	Long-term incentive policy intended for executives of Santander Spain and other companies of the Santander Spain Group, with remuneration linked to Santander Spain’s stock.

Local Program	SOP and PSP.

PSP	Long-term incentive plan - Investment in Santander Brasil Units, approved at the extraordinary shareholders’ meeting held on February 3, 2010.

Real, Reais, R$ or R$	Brazilian currency.

TSR	Total shareholder return.

Santander Spain	Banco Santander, S.A.

SEC	US Securities and Exchange Commission.

SELIC	Special Settlement and Custody System.

SUSEP	Brazilian Private Insurance Superintendence.

Libor	London Interbank Offered Rate.

IT	Information Technology.

TR	Reference rate disclosed by the Central Bank.

Units	Share Deposit Certificates comprising 01 Common Share and 01 Preferred Share each.

VGBL	Free benefits generating pension plan - life.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to attend the Ordinary and Extraordinary General Meeting (“OEGM”) of Santander Brasil, called for April 30, 2015 at 4:00 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olímpia, São Paulo/State of São Paulo.

This is the moment when we have the chance to meet each other, and when we, the members of the management of Santander Brasil, can give an account of what we have achieved during 2014, and can share our plans for 2015.

Over year 2014, the Bank made significant structural improvements, particularly the optimization of capital, the acquisition of GetNet, the purchase of SuperBank, the partnership with Banco Bonsucesso, the inauguration of the Data Processing Center in São Paulo and other achievements.

We consolidated our commitment of a sustainable development, expressed not only by signing in major public landmarks (Global Compact, the Equator Principles, the National Pact for the Eradication of Slave Labor, among others), but also by the expansion of social and environmental financing, the new governance structure climate, investment in education and other related issues that put sustainability as one of the pillars of our business strategy.

And so we start 2015 with a strategy of being a simple, personal and fair, able to meet our clients’ needs speedily and efficiently, generating positive financial results, staying focused on our sustainable relationships.

This Manual for Participants in Shareholder´s Meetings (“the Manual”) is an example of our practicing a sustainable relationship with you, our shareholder. It is intended to help you take decisions correctly, presenting important points for clarification and providing guidelines on voting.

On the terms of the Call Notice made available to you, in OGM we will resolve on the following matters:

(a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2014, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To DECIDE on the destination of the net profit of the fiscal year of 2014 and the distribution of dividends;

(c) To ELECT the members of the Company’s Board of Directors for a new term of office; and

(d) To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

Following this, in EGM we will resolve on the following matters:

(a) To DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2015, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 18th, 2015; and

(b) TO APROVE the regulations for Bonus Payment Programs for year 2014, for managers, management employees and other employees of the Company and companies under its control, in accordance with the proposal approved by the Board of Directors on a meeting held on March 18th, 2015.

To turn easier the analysis and assessment of the matters to be resolved in the aforementioned Meetings, put in the form of attachments to this Manual all documents concerning the matters contained in the Notice of Meeting, note the minimum requirements of CVM.

Please read it carefully.  We are at your disposal to clear up any doubts. Please contact us by email to acionistas@santander.com.br for individual investors and non-financial companies, and to ri@santander.com.br for institutional investors.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is very important for our Company.

Very truly yours,

Sergio Agapito Lires Rial

Chairman of the Board of Directors

2. Call Notice

(to be published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) on 28th and 31st of MARCH, and April 1st, 2015,  and in the newspaper “Valor Econômico” on 30th  AND 31st of MARCH, AND April 1st, 2015)

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”), as set forth in Article 124 of Law 6,404/76, are hereby called to attend the Ordinary and Extraordinary Shareholders’ Meeting (“OEGM”) to be held on April 30th, 2015, at 4:00 p.m., at the Auditorium in the Company’s head office, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2.235, 1st mezzanine, Vila Olímpia, to resolve on the following Agenda:

ORDINARY SHAREHOLDERS MEETING:

(a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2014, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To DECIDE on the destination of the net profit of the fiscal year of 2014 and the distribution of dividends;

(c) To ELECT the members of the Company’s Board of Directors for a new term of office; and

(d) To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a) To DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2015, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 18th, 2015; and

(b) TO APROVE the regulations for Bonus Payment Programs for year 2014, for managers, management employees and other employees of the Company and companies under its control, in accordance with the proposal approved by the Board of Directors on a meeting held on March 18th, 2015.

General Instructions:

1.            The shareholders or their legal representatives should attend the OGM and EGM bringing the relevant identity documents. In the event of representation of a shareholder by way of a proxy, shareholders should deliver at the Company’s head office, no less than seventy-two (72) hours before the EGM, a power of attorney granted as set forth in the law; and

2.            Further information on the proposals to be analyzed at the OGM and EGM can be found in the Guide for Attendance at Shareholders Meetings available to shareholders (i) at the Company’s head office at Avenida Presidente Juscelino Kubitschek nº 2.041 e nº 2.235, Bloco A, Vila Olímpia, São Paulo/SP, 9º andar – Corporate Legal Department, for consultation on business days, from 10:00 a.m. to 4:00 p.m., and also in their websites (www.santander.com.br/ir – in Corporate Governance > Minutes of Meetings and www.santander.com.br/acionistas – in Governança Corporativa [Corporate Governance] > Administração [Management] > Atas de Reuniões e Assembleias); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro nº 111, 5º andar, Centro de Consultas, Rio de Janeiro – RJ, or at Rua Cincinato Braga, nº 340, 2º a 4º andares, Ed. Delta Plaza, São Paulo – SP, and its website (www.cvm.gov.br); and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro nº 275, São Paulo/SP and its website (www.bmfbovespa.com.br).

São Paulo, March 27, 2015

Sergio Agapito Lires Rial

Chairman of the Board of Directors

3. Participation of the Shareholders in the OEGM

The shareholders of Santander Brasil may participate in the OGM and EGM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the OGM and EGM:

Individual	Identification document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy) [2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by power of attorney

The shareholder may be represented in the OGM and EGM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Brazilian Corporate Law , the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the Company, (ii) administrative officers of the Company, (iii) attorneys, or (iv) financial institutions, while it is incumbent upon the managers of investment funds to represent their Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the OGM and EGM.

However, in order to facilitate the access of the shareholders to the OGM and EGM, we recommend that delivery of these documents must be made at least seventy-two (72) hours prior to the opening of the OGM and EGM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the OGM and EGM.

The documents must be delivered at the head offices of the Company, at 2041, Presidente Juscelino Kubitschek Avenue Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-5438 and +55 11 3553-5436, email: juridsocietario@santander.com.br .

4. Matters to be Resolved in the OGM

According to article 132 of the Brazilian Corporate Law as well as the article 6 of the Company’s By-Laws, the Shareholders’ Meeting must be held until April 30 of each year.

According to the Call Notice, our OGM will deliberate about the following matters:

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

(a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2014, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To DECIDE on the destination of the net profit of the fiscal year of 2014 and the distribution of dividends;

(c) To ELECT the members of the Company’s Board of Directors for a new term of office; and

(d) To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

Below you may find the clarifications made by the Company’s management regarding each one of the items to be resolved in the OGM.

___________________________________________

4.1 To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2014, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

The documents presented by management are the following:

  the Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  comments of the administrative officers on the financial condition of the Company (Exhibit I – Item 10 of the Reference Form);
  a copy of the Financial Statements and Explanatory Notes;
  the opinion of the Independent Auditors;
  a summary of the report of the Audit Committee; and
  the standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, on February 2, 2015, and for the consolidated financial statements of the Company in accordance with IFRS to be turned available on March 31st, 2015. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.br and www.santander.com.br/acionistas), according to information shown in Exhibit I of this Manual.

The management accounts are presented by the Executive Board, in the Management Report and in the Financial Statements of the Company. Before being disclosed to and approved by the shareholders in the OGM, the accounts must be first approved by the Board of Directors.

The Management Report contains information of financial and non-financial nature, in addition to statistical and operating information, analysis and discussion of the principal accounts of the Statement of Income for the Fiscal Year, as well as information related to the collaborators, to social responsibility, to the capital market and to corporate governance, among others.

The Financial Statements express the economic and financial condition of the Company and the changes in equity occurred in the fiscal year to which they refer. From an analysis of the Financial Statements it is possible to assess the equity condition, the liquidity ratios, the level of profitability and the level of indebtedness of the Company.

The individual and consolidated Financial Statements prepared in accordance with Accounting Practices Adopted in Brazil consist of five (5) documents, to wit:

  Balance Sheet;
  Statement of Income for the Fiscal Year;
  Statement of Stockholders’ Equity;
  Statement of Cash Flows; and
  Statement of Aggregated Value.

The consolidated financial statements prepared according to IFRS consist of six (6) documents, to wit:

  i.                    Consolidated Balance Sheet;

ii.                    Consolidated Statement of Income for the Fiscal Year;

iii.                    Consolidated Statement of Revenues and Expenses;

iv.                    Consolidated Statement of Stockholders’ Equity;

v.                    Consolidated Statement of Cash Flows; and

vi.                    Consolidated Statement of Aggregated Value (following the Brazilian standards, filed with the DFP).

The Explanatory Notes present information on the basis for preparation of the Financial Statements and of the accounting practices applied to businesses and significant events of the Company, provide additional information not shown in the tables of the financial statements and that are considered necessary for adequate presentation, and designate:

  the principal criteria for assessment of the equity elements, particularly stocks, of the depreciation, amortization and depletion calculations, of the accrual of provisions for charges or risks, and of the adjustments to recognize the probable losses in the realization of elements of assets;
  the investments in other companies, when relevant;
  the increase of the value of elements of assets resulting from new valuations;
  the real encumbrances created on elements of assets, the guarantees pledged to third parties and other eventual or contingent liabilities;
  the interest rates, the dates of maturity and the guarantees for long-term liabilities;
  the number, kinds and classes of the shares of capital stock;
  the share purchase options granted and exercised in the fiscal year;
  the adjustments to previous fiscal years’ equity;
  the events subsequent to the date of closing of the fiscal year that have or could have a relevant effect on the financial condition and future results of the Company.

The shareholders must examine in detail the Explanatory Notes relative to the Financial Statements of the Company so as to resolve on their approval.

The Financial Statements of the Company have been audited and obtained an opinion without exceptions from Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

Also, the summary of the Audit Committee’s report, which is prepared on a six-monthly basis, is published together with the Financial Statements and contains the activities carried out within the scope of its attributions, an assessment of the effectiveness of the internal control systems, a description of the recommendations presented to the Company’s Executive Board, an assessment of the effectiveness of the independent and internal audits, as well as an assessment of the quality of the Financial Statements. For fiscal year 2014 the Audit Committee concluded that the works conducted are efficacious and confer transparency and quality on the financial statements of the Santander Brasil Group, recommending their approval by the Board of Directors.

The Financial Statements have December 31, 2014 as their base date and relate to the fiscal year ended on that date.

On February 2, 2015 the Board of Directors of the Company approved without restrictions the Financial Statements of the Company, elaborated by the criterion of BRGAAP, and that they will be forwarded for approval by the shareholders of the Company, on the terms of applicable legislation.

The Financial Statements of the Company, elaborated by the criterion of IFRS will be subject to approval by the Board of Directors of the Company on March 30, 2015.

The Financial Statements and the documents on which they were based were prepared based on Accounting Practices Adopted in Brazil, on the terms of the Brazilian Corporate Law, of the norms of the CMN and of the Central Bank, as well as in accordance with the model of the COSIF and other applicable regulations and legislation. Thus, management recommends their approval without restrictions.

___________________________________________

4.2 To DECIDE on the destination of the net profit of the fiscal year of 2014 and the distribution of dividends

(a) Destination of the Net Income

Management presents the proposal for allocation of the net income for fiscal year 2014 in compliance with the provisions of Article 9, Paragraph One, Item II and relevant Exhibit 9-1-II of CVM Instruction 481. The mentioned proposal is shown in Exhibit II to this Manual. We recommend careful reading of the mentioned exhibit.

The net income corresponds to the results assessed in the fiscal year, after deduction of accumulated losses, of the provision for income tax and of the statutory profit sharing of employees and administrative officers, if applicable.

The net income of the Company for fiscal year 2014 was of R$ 2,152,904,053.47 (two billion, one hundred and fifty two million, nine hundred and four thousand and fifty three Brazilian reais and forty seven cents).

The allocation of the net income consists of determination of the portions of the net income: (i) that will be appropriated to profit, legal and statutory reserves, (ii) that will be distributed as dividends, or (iii) will be retained.

Management will present to the annual shareholders’ meeting a proposal of the allocation of the net income for the fiscal year, which will observe the provisions of the Corporation Law and of Article 36 of the Company’s By-Laws:

  a minimum of five percent (5%) to the legal reserve, until it reaches twenty percent (20%) of the capital stock. In a fiscal year in which the balance of the legal reserve, with addition of the amount of the capital reserve, exceeds thirty percent (30%) of the capital stock, it will not be mandatory to allocate a portion of the net income for the fiscal year to the legal reserve;

  twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law for payment of the minimum compulsory dividends to the shareholders;

  the remaining balance, if any, may (a) be allocated to the Reserve for Equalization of Dividends, which will be limited  to fifty percent (50%) of the amount of capital stock and will have the purpose of ensuring funds for payment of dividends, including in the form of interest on equity, or advances thereon, aiming at maintaining the flow of remuneration for the shareholders, when, once this limit is reached, it will be incumbent upon the annual shareholders’ meeting to resolve on the balance, by processing its distribution to the shareholders or by increasing capital stock, or (b) be retained, aiming at the needs of application of capital stipulated in the Company’s General Budget, submitted by management for approval by the Shareholders’ Meeting and reviewed annually by the latter, if it has a duration of more than one fiscal year.

The balance of the Reserve for Equalization of Dividends, added to the balances of the other profit reserves, except for the reserves for unrealized profit and the reserves for contingencies, cannot exceed the amount of capital stock. Once this maximum limit is reached, the shareholders’ meeting may resolve on the application of the excess to payment or increase of capital stock, or to distribution of dividends.

Unallocated profits on the above terms will be distributed as dividends, according to Paragraph Six of Article 202 of the Corporation Law.

Based on the foregoing, management proposes the following allocation for the net income for fiscal year 2014:

1.        5%, corresponding to R$ 107,645,202.67, to the Legal Reserve;

2.        The amount of R$1,430,192,664.84, on account of dividends and interest on equity to the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 26, June 25, September 24 and December 30, 2014, of which R$ 690,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$ 740,192,664.84  in the form of intercalary dividends; and

3.        the remaining balance of net income after the above distributions, amounting to R$ 615.066.185,96, to the Reserve for Equalization of Dividends accounts, on the terms of Article 36, item III, a, of the By-Laws of the Company.

Management understands that the above proposal of allocation of net income was established in accordance with the legal and statutory obligations that are applicable to the Company, and is in consonance with the objectives and strategies of the Company, whereby management recommends its unrestricted approval.

(b) Dividends Distribution

The dividend is the amount distributed to the shareholders of a company, in cash, in proportion to the number of shares held, resulting from the profits obtained by a company in the current fiscal year or in previous fiscal years. Participation in the corporate profits is an essential right of the shareholder, as provided in Article 109 of the Corporation Law.

What is the compulsory dividend?

The compulsory dividend, as provided in Article 202 of the Corporation Law, corresponds to a portion of the net income that the company cannot refrain from distributing to its shareholders, and concerns a commitment of minimum distribution. In Santander Brasil the portion relative to the compulsory dividend cannot be less than twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law.

The Company may only pay dividends charged to the net income for the fiscal year, to retaining earnings and to the profit reserves, except for the legal reserve.

As further detailed in Exhibit II to this Manual, management has approved the distribution to the shareholders of a total amount of R$1,430,192,664.84, on account of dividends and interest on equity for the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 26, June 25, September 24 and December 30, 2014, of which R$ 690,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$ 740,192,664.84  in the form of intercalary dividends. These amounts, in addition to the intermediary dividends, detached of the fiscal year of 2013, in the amount of R$ 99.807.335,16, correspond to 74,81%1 of the adjusted net income of the Company, and were paid to the shareholders based on their relevant participation in the capital stock of the Company.

Management understands that the distribution of dividends effected in the course of fiscal year 2014 observed the legal and statutory obligations of the Company and is in consonance with the strategy for remuneration to the shareholders adopted by the Company, whereby it recommends its unrestricted approval.

___________________________________________

4.3. To ELECT the members of the Company’s Board of Directors for a new term of office.

The board of directors is the supervisory board of the Bank as set out in our By-Laws and in applicable legislation. The Board of Directors is responsible for guiding the business of the Santander Brasil and its subsidiary and associated companies in the Group Santander Brasil. It has the main scope of promoting the success of the long term of the business, by using an active posture and always considering  Santander’s interest as well as its shareholders.

The board of directors is comprised of a minimum of 5 (five) members and a maximum of 12 (twelve) members, elected at the shareholders’ meeting for terms of two years. A minimum of 20.0% (twenty per cent) of the members of the board of directors must be independent directors, according defined in paragraph 3º of Article 14 of the Company´s Bylaws.

Today, the Board of Directors are composed by ten (10) directors, of which four (4) of them are independent, which is a higher number than it is demanded by our By-Laws.

The Board of Directors meets regularly four times a year and extraordinarily as often as required, by its President.

The structure, operation and competencies of the Board of Directors are on articles 14 to 18 of our By-Laws and on its Internal Regulation, both on the following website: www.ri.santander.com.br and www.santander.com.br/acionistas – section “Corporate Governance”.

The Company, with the positive recommendation of the Appointment and Nomination Committee, propose to the OGM the election of the current members to a new mandate of two years, to the following candidates recommended by the controlling shareholders to compose the Board of Directors of the Company:

Name	Post
Sergio Agapito Lires Rial	Chairman
Jesús Maria Zabalza Lotina	Vice-Chairman
Conrado Engel	Director
José Antonio Alvarez Alvarez	Director
José de Paiva Ferreira	Director
José Maria Nus Badía	Director
Álvaro Antonio Cardoso de Souza	Independent Director
Celso Clemente Giacometti	Independent Director
Marilia Artimonte Rocca	Independent Director
Viviane Senna Lalli	Independent Director

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of Instruction CVM 481, can be found on Exhibit III of this Manual.

___________________________________________________

4.4. To FIX the annual overall consideration of the Company´s management and members of Audit Committee

Management presents a proposal for remuneration of the administrative officers, complying with the provisions of Article 12, items I and II of CVM Instruction No. 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit IV to this Manual.

In 2014 the Annual Shareholder´s Meeting held on April 30 approved a total annual remuneration for the managers of the Company, in an amount of up to R$300,000,000 (three hundred million Reais) for the 2014 financial year, and for the Audit Committee in an amount of R$3,000,000 (three million Reais) for the twelve-month period from March 24, 2013. Effectively, for the period from January to December, 2014 it was paid to the Company’s administrative officers the amount of R$ 187,790,828.00 (one hundred and eighty seven million, seven hundred and ninety thousand, eight hundred and twenty eight Reais), being acknowledged that such amount does not include social security duties.

For the period from January to December, 2015, the amount proposed by management as the overall remuneration of the administrative officers (Board of Directors and Executive Board) is of up to three hundred million Reais (R$300,000,000.00), covering fixed remuneration, variable remuneration and the portion that is based on shares.

The administrative officers’ global remuneration amount proposed by the Company’s management for the period from January to December, 2015, in the amount of until R$ 300,000,000.00 (three hundred million Reais) is the same of the cap amount approved for the period from January to December, 2014, without considering the social security duties, which the estimative for the period from January to December 2015 is to reach the amount of R$42,354,000.00 (forty two million, three hundred and fifty four thousand Reais).

Also, according to Article 6, Paragraph Three of the By-Laws of the Company, the shareholders’ meeting will establish annually the overall amount of the remuneration of the Audit Committee and of the Fiscal Council, if installed, together with the remuneration of the administrative officers.

The amount proposed by the Board of Directors as overall remuneration of the members of the Audit Committee for the twelve (12) months period counting from January 1st, 2015 is of three hundred million Reais (R$3,000,000.00).

5. Matter to be resolved in the EGM

(a) To DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2015, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 18th, 2015; and

(b) TO APROVE the regulations for Bonus Payment Programs for year 2014, for managers, management employees and other employees of the Company and companies under its control, in accordance with the proposal approved by the Board of Directors on a meeting held on March 18th, 2015.

Below you may find the clarifications made by the Company’s management regarding each one of the items to be resolved in the EGM.

___________________________________________

5.1. To DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2015, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 18th, 2015; and

On the terms of Article 205, Paragraph Three, of the Corporation Law, unless otherwise resolved in the shareholders’ meeting the company will pay dividends within a period of sixty (60) days from the date when declared and, in any event, within the fiscal year.

The proposal approved by the Board of Directors of the Company has the purpose of conferring transparency on the structure of remuneration to the shareholders, in view of the financial strategy of the Company and the efficiency of its administrative and financial costs, and if approved by the shareholders of the Company will be applicable also to the payment of Intermediary Dividends and Interim Dividends as approved on the Board of Directors’ meeting held on March 27, 2015.

For these reasons, management recommends its unrestricted approval.

5.2. TO APROVE the regulations for Bonus Payment Programs for year 2014, for managers, management employees and other employees of the Company and companies under its control, in accordance with the proposal approved by the Board of Directors on a meeting held on March 18th, 2015.

The Company aiming to align the interest of Santander Brasil and the Participants, in view of, on one hand, the growth and profitability of the Company’s business and, on the other hand, to recognize the Participants contribution for development of the Company’s activities; to turn possible for the Company to hold the Participants as employees of the Company; and to promote the good development of the Company and of the shareholders’ interest within a long term commitment of the Participants, elaborated the “Deferred Plans”, subject to resolution of the shareholders.

The “Deferred Plans” also has the interest of attend the Resolution CMN No. 3.921/2010, which all the financial institutions have to observe certain requirements to pay the deferred on the future payment of the variable remuneration by the Company to certain officers, management-level employees and other employees of Santander Brasil and companies under its control, pursuant to long term sustainable financial bases and subject to adjustment of future payments due to the risks assumed and variable capital cost.

Thus, the Company proposes to EGM approval the “Deferred Plans” refer to the year 2014, which has for its object the payment of gratification as part of the variable remuneration by the Company to certain directors, managerial employees and other employees of Santander Brasil and companies under its control.

The information pertaining to the Long Term Incentive Plans are described on Exhibits V - V.1, V.1.1, V.2 and V.2.1 of the Manual, in accordance with Article 13 of CVM Instruction 481.

___________________________________________

EXHIBIT I

COMMENTS OF THE ADMINISTRATIVE OFFICERS ON THE FINANCIAL CONDITION OF THE COMPANY

(As per sub-paragraph III of Article 9 of CVM Instruction 481)

Item 10 of Annex 24 of CVM Instruction 480 - Reference Form

10.1        General financial and equity conditions

10.1    Officers should comment on:

a.         General financial and equity conditions:

We are a leading full-service bank in Brazil. We are the 3rd largest private bank in Brazil in terms of assets, with a 8,0% market share, as of December 31, 2014, and the largest bank in Brazil controlled by a major global financial group, according to the Brazilian Central Bank(1). Our operations are present in all Brazilian regions, strategically positioned in the South and Southeast, an area that accounted for approximately 68% of Brazil’s GDP, and where we have one of the largest branch networks of any Brazilian bank(2)..

(1)     According to the Brazilian Central Bank’s report of the 50 largest banks in Brazil in accordance with Brazilian GAAP (December 2014).

(2)     According to the Brazilian Central Bank’s Estban report (“Estatistica Bancária por Município”) in accordance with Brazilian GAAP (December 2014).

2014

The 3Q14 GDP performance (latest figures released in December, 2014) decreased by 0.2% over to the same quarter in 2013. Investments decreased 8.5%, while household consumption showed a modest growth of 0.1% in the same period. On the supply side, the services sector presented an increase of 0.5%. The industrial GDP, for the second time, decreased by 1.5% in the period and agriculture presented an increase of 0.3% in the same period.

Consumer prices (IPCA) increased by 6.4% in the 12 months through December/14, slightly below of the inflation target ceiling (which is 6.5%). The prices of services remain the main source of the current inflationary pressure. At the meeting held on January 21st, 2015, the Central Bank decided to raise the SELIC rate by 50 bps to 12.25% pa. The increase of the interest rates observed in the last two years contributed to the slowdown of the pace growth of outstanding credit. In the 12-month comparison ending in December, the outstanding credit grew 11.3%, after posting a growth of 11.7% in November/14. The mortgage lending, which is growing around 30.0% in twelve months, is outgrowing all other credit lines.

Exports decreased strongly by 7.0% in the 12 months through December/14, reaching US$ 225.1 billion and imports also decreased 4.4%, reaching US$ 229.0 billion. As a consequence, the trade deficit posted US$ 3.9 billion in the same period. The current account deficit amounted to US$ 90.9 billion in the 12 months ending in December, while foreign direct investments (FDI) totaled US$ 62.5 billion.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached 0.2% of GDP in the 12 months through November/14. In the same period, nominal deficit reached 5.8% of GDP. The net public sector debt closed November at 36.2% of GDP. Gross public debt reached 63% of GDP in the same period.

For the year ended December 31, 2014, we reported a consolidated profit for the year of R$5.7 billion, a 2.4% decrease as compared to 2013. Total assets for the year ended December 31, 2014 reached R$ 520,231 million, a 14.8% increase from R$453,053 million in 2013. Total stockholders’ equity reached R$80,105 million and the adjusted return on average stockholders’ equity was 11.2% in 2014.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 17.5% as of December 31, 2014.

As of December 31, 2014 our credit portfolio grew 10.1% and reached R$249,111 million compared to R$226,206 million in December 31, 2013.

The following table shows a managerial breakdown of our credit portfolio by client category at the dates indicated.

	For the year ended December 31,			Change, at December 31, 2014 vs. December 31, 2013
	2014	2013	2012	R$ million	%
	(in millions of R$)
Individuals	77,809	74,400	70,227	3,369	4.5
Consumer finance	27,686	28,692	29,566	(1,007)	(3.5)
Small and Medium Enterprises(1)	37,871	37,532	40,199	339	0.9
Large Corporations(2)	105,745	85,542	70,699	20,203	23.6
Total	249,111	226,206	210,741	22,904	10.1

 (1)     Companies with annual gross revenues of up to R$80 million.

(2)     Companies with annual gross revenues exceeding R$80 million, including our global corporate clients.

Our total funding was R$368,740 million on December 31, 2014 an increase of 19.6% as compared to R$368,740 million on December 31, 2013.

2013

Economic activity remained moderate, albeit better than in 2012. Third quarter GDP, according to the latest figures released in December, grew by 2.2% over the same period in 2012, below the 3.3% YoY recorded in the previous quarter. Investments rose 7.3% YoY, driven mainly by a buildup in inventories and favored by the depressed basis of comparison in 2012. Household consumption expanded by 2.3% in the same period. On the supply side, the main highlight was the 2.2% YoY growth in services. Industry maintained the positive behavior, expanding 1.9% YoY, but lower than the 2.7% observed in the previous quarter. Agricultural GDP fell by 1.0% in 3Q13 over the same period in the previous year, chiefly due to the performance of certain crops (proportionally greater drop in output from the 2013 harvest vis-à-vis planted area).

Consumer prices, measured by the IPCA index, increased by 5.91% in the 12 months through December, higher than the 5.84% observed in 2012. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the tightening of the monetary policy, which started in April of 2013, and hiked the SELIC to 10.5% p.a. at its January 15th meeting. This is already impacting bank lending rates. In November, the average non-earmarked rate for loans to individuals stood at 38.5% per year versus 34.7% per year in November 2012. Outstanding credit grew 14.5% YoY in the 12 months through November, reaching R$2.65 trillion, or 55.6% of GDP, still driven by mortgage lending, which grew by 34.2% YoY in the same period, well above the other credit lines.

The fragile global scenario is still weighing on Brazilian exports, which dropped by 0.2% YoY in 2013 while imports rose 7.4% in the year, lowering the trade surplus to US$2.5 billion from US$19.4 billion in 2012. The current account deficit amounted to US$81.1 billion in the 12 months ending in November, while foreign direct investments (FDI) totaled US$62.8 billion. The exchange rate ended 2013 at R$2.34/US$, due to higher volatility as a result of changes in the monetary policy in the United States of America. The Brazilian Central Bank took measures, through auctions of FX swap contracts, were instrumental for restraining FX volatility.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, but non-recurring revenues helped maintaining the primary budget at a surplus of 2.2% of GDP in the 12 months through November. In the same period, public sector borrowing requirement reached 3.0% of GDP, slightly below the 3.3% recorded in September 2013. The net public sector debt closed November at 33.9% of GDP, 0.8 p.p. below the September level. Gross public debt reached 58.5% of GDP in the same period.

For the year ended December 31, 2013 we reported consolidated profit for the year of R$5.8 billion, a 6.5% increase as compared to R$5.5 billion in 2012. Total assets for the year ended December 31, 2013 reached R$ 453,053 million, a 7,2% increase from R$422,608 million in 2012. Total stockholders’ equity reached R$83,340 million and the adjusted return on average stockholders’ equity was 10.9% in 2013.

Our Basel capital adequacy ratio, in accordance with the Central Bank was 19.2% as of December 31, 2013.

As of December 31, 2013 our credit portfolio grew 7.3% and reached R$226,206 million compared to R$210,741 million in December 31, 2012.

Our total funding was R$308,395 million on December 31, 2013 an increase of 6,5% as compared to R$289,601 million on December 31, 2012.

2012

Economic activity showed a slight recovery during the fourth quarter. Overall GDP growth in 3Q12 (last data available) increased to 0.9% in comparison to the third quarter of 2011, from 0.5% in the second quarter of 2012. Investments showed a 5.6% year-over-year contraction in the period, whereas household consumption expanded a modest but solid 3.4% in the same basis of comparison. Once again, the industrial sector showed the worst performance, with a 1.0% decline in its production from the levels seen one year ago. This dynamic reflects the continued strength of income and employment domestically, contrasting with the weaker global environment.

Consumer prices, as measured by the IPCA, reached 5.84% in 2012, above the level observed in September (5.28%). Service prices continue to exert pressure on inflation, driven by increasing labor costs. Meanwhile, the prices of durable goods contributed to mitigate inflationary pressures, favored by the disinflationary impact of the tax breaks currently in place for cars and other goods.

In this context of weaker economic activity and inflation within the target, the Central Bank finished with its policy of easing monetary conditions (-500 bps), bringing the SELIC to 7.25% p.a., the lowest level of the historical series. In compass with that, bank lending rates have continued to decline, with the average lending rate to individuals reaching 34.6% p.a. in December, also a historical low.

Outstanding credit advanced 16.2% from previous year levels, reaching R$ 2.3 trillion, which corresponds to 53.5% of GDP, the highest level ever. Growth in housing financing remains as the highlight, posting a 38.2% year-over-year growth in the same period.

Weaker global conditions have been weighing on Brazilian exports, which have contracted by 5.3% in 2012 versus the same period of the previous year. Imports also declined mildly by 1.4% in the same period, reflecting a weaker currency and slower domestic demand. As a result, the trade surplus in 2012 declined from US$ 29.8 billion to US$ 19.5 billion. Nevertheless, the current account deficit remained relatively stable around US$ 50 billion in the 12 months through December, with the contraction of remittance of profits and dividends offsetting the poorer trade results. On the financing side, foreign direct investment flows (US$ 65.3 billion) continue to largely exceed the current account deficit. The exchange rate closed the fourth quarter at R$ 2.04/US$.

On the fiscal side, the various tax breaks announced by the government to stimulate the economy, in conjunction with the lower economic activity, led to weaker tax collection and consequently a narrowing primary surplus in the public sector, which reached 2.25% of GDP in the 12 months through November. Nevertheless, declining interest rates have kept the public sector borrowing requirements relatively unchanged at 2.7% of GDP over the same period. The net public sector debt reached 35.2% of GDP by end-November.

For the year ended December 31, 2012 we reported consolidated profit for the year of R$5.5 billion. As at December 31, 2012, our total assets reached R$ 422,608 million. As at the same date, our total stockholders’ equity reached R$79,921 million and the adjusted return on average stockholders’ equity was 10.8%.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 20.8% as of December 31, 2012.

As of December 31, 2012 our credit portfolio  reached R$210,741 million.

Our total funding reached R$289,601 million on December 31, 2012.

b.            Capital structure and possibility of redemption of shares or stocks, indicating:

(i)            events of redemption

Não há hipótese de resgate de ações do emissor além das legalmente previstas.

(ii)          redemption amount calculation formula

Não aplicável, considerando que não há hipóteses de cálculo do valor de resgate das ações além das legalmente previstas.

Additional information for the year ended December 31, 2014:

Capital Structure

On December 2014, our capital stock is R$57,000 million, fully paid-in and divided into 7,600,840,325 shares, all nominative, in book-entry form and without par value.

The PR Optimization Plan  has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Under our by-laws, we may increase our capital stock up to our authorized limit, irrespective of any amendments to our by-laws, upon a resolution of our board of directors, and through the issue of up to 9.090.909.090 billion new shares, provided that the total number of preferred shares cannot exceed 50.0% of the total number of our outstanding shares. Our capital stock is recorded in the financial statements in the amount of R$56,807 million, net of IPO expenses incurred in 2009 in the amount of R$193million as required by IFRS, Any capital increase in excess of this limit requires approval by our shareholders.

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2014:

	2014

	Common	Common	Preferred	Preferred	Total	Total
Stockholders'	Shares	Shares (%)	Shares	Shares (%)	Shares	Shares (%)

Grupo Empresarial Santander, S.L. (1)	1.108	28,6%	1.020	27,3%	2.127	28,0%
Sterrebeeck B.V. (1)	1.810	46,8%	1.734	46,5%	3.543	46,6%
Banco Santander, S.A. (1)	518	13,4%	519	13,9%	1.037	13,6%
Santander Insurance Holding (1)	4	0,1%	0	0,0%	4	0,1%
Qatar Holding, LLC	208	5,1%	208	5,3%	416	5,2%
Employees	4	0,1%	4	0,1%	8	0,1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	189	5,2%	217	6,2%	406	5,7%
Total	3.840		3.701		7.542
Treasury shares	30	0,7%	30	0,7%	59	0,7%
Total	3.870	100,0%	3.731	100,0%	7.601	100,0%
Free Float (3)	401	10,4%	429	11,5%	830	10,9%

Basel Index

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 5.5% from October 1, 2013 to December 31, 2014. The minimum Principal Capital requirement of 4.5% from October 1, 2013.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by Resolution 4.192/2013 and 4.278/2013 which took effect since1st October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements  (PR), Tier I and Principal Capital. These resolution states that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. Index is calculated on a consolidated basis, as shown below:

Financial Consolidated (1)
Millions of Reais	2014

Tier I Regulatory Capital	58.592
Principal Capital	55.229
Tier II Regulatory Capital	4.971
Regulatory Capital (Tier I and II) 63.563
Required Regulatory Capital	40.010
Portion of Credit Risk (2)	35.528
Market Risk Portions (3)	2.808
Operational Risk Portion	1.674
Basel I Ratio	16,1
Basel Principal Capital	15,2
Basel	17,5%

1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).

(2) For calculation of capital allocation for credit risk were considered the changes and additions of Central Bank Normative Circular No. 3714 of August 20, 2014, that amends Normative Circular No. 3644 of March 4, 2013.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1 / PJUR4), the price of goods commodity (PCOM), the price of shares classified in the trading book (PACS) and installments for gold exposure and foreign currency and operations subject to exchange rate variations (PCAM).

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2014 and 2013 Banco Santander classifies for said index.

The table below shows the breakdown % of the company's liabilities, for the last three fiscal years:

Liabilities Structure (%)
Liabilities	Dec/14%	Dec/13%	Dec/12%
Third Party	85%	82%	81%
Stockholders' Equity	15%	18%	19%
Total	100%	100%	100%

c.             Ability to pay in relation to financial commitments:

The Executive Board believes that the Company has financial and equity conditions sufficiently suitable for the payments of their commitments,

The management of the payment ability of the Company is made dynamically by implementing limits and control models, approved and monitored by the Finance Committee, which operates in accordance with the guidelines and procedures established by Santander Spain Group and the Central Bank. The control and management of payments ability are made through the analysis of positions of cash flow, structural liquidity and simulations of potential losses of funds in stress scenarios. It also devised a plan for funding requirements that takes into consideration the best structuring of funding sources to achieve diversification in terms of salaries, instruments and markets, in addition to contingency plans. These controls, added to maintaining a margin of minimum liquidity, assure sufficient resources to meet customer deposits and other liabilities, lending and financing to customers, meeting its own needs for working capital and investment, and coping with possible risks related to liquidity crises.

Santander Brazil actively manages the risks inherent to the activity of the commercial bank, such as structural risks of interest rates, liquidity and exchange rates. The goal of financial management is to make the net interest income from trading activities more stable and recurrent, maintaining adequate levels of liquidity and solvency. The financial management also assesses the structural interest rate risks derived from differences between the maturity dates, and review of assets and liabilities in each currency that Santander Brazil operates.

The following table shows the gaps between pricing dates of financial assets and liabilities with different maturity dates, as of December 31, 2014 (liquidity position):

							2014
							Millions of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Central Bank	33,434	22,169	301	-	-	-	55,904
Debt instruments	-	15,337	20,758	34,259	17,315	33,042	120,711
Equity instruments	2.948	-	-	-	-	-	2.948
Loans and amounts due from credit institutions	14,735	1.333	4.844	1.430	467	6.107	28.917
Loans and advances to customer, gross	9,111	66.016	71.125	57.396	14.967	17.076	235.690
Total	60,228	104.855	97.029	93.085	32.749	56.225	444.171

Liabilities:
Deposits from credit institutions(1)	182	31.587	19.689	8.331	2.229	1.655	63.674
Customer deposits(1)	54.304	59.730	25.106	68.867	12.767	(130)	220.644
Marketable debt securities (1)	-	17.564	30.820	19.969	1.908	95	70.355
Subordinated liabilities	-	-	199	6.747	348	-	7.294
Debt Instruments Eligible to Compose Capital	-	147	-	-	-	6.626	6.773
Other financial liabilities	61	21.614	1.431	103	10	227	23.446
Total	54.546	130.642	77.245	104.018	17.261	8.474	392.187

(1) Includes obligations that may be anticipated, as follows: demand deposits and term repurchase agreements with clients, LCI and LCA.

							2013
							In thousands of R$
	At Sight	Up to 3 months	30 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
Assets:
Cash and balance with the Central Bank of Brazil	38.921	11.778	1.015	-	-	-	51.714
Debt instruments	-	2.754	6.310	21.340	22.820	14.680	67.904
Equity instruments	3.000	-	-	-	-	-	3.000
Loans and other amounts with credit entities	7.491	28.071	478	1.073	1.492	7.438	46.043
Loans and advances to customers, gross amount	9.039	62.080	58.200	54.892	13.728	14.796	212.734
Total	58.450	104.684	66.003	77.305	38.039	36.914	381.395

Liabilities:
Financial liabilities at amortized cost:
Deposits of credit entities (1)	324	9.668	14.162	7.027	1.566	1.285	34.032
Deposits of customers (1)	49.261	49.288	26.569	59.896	14.907	234	200.156
Liabilities for bonds and securities (1)	-	13.057	21.314	25.335	5.393	202	65.301
Subordinated debt	-	509	1.861	6.233	303	-	8.906
Other financial liabilities	128	20.242	448	28	145	315	21.306
Total	49.714	92.764	64.355	98.518	22.313	2.037	329.701

1) Includes obligations that may be anticipated, as follows: demand deposits and term repurchase agreements with clients, LCI and LCA.

							2012
							Em milhares de Reais
	À vista	Até 3 meses	3 a 12 meses	1 a 3 anos	3 a 5 anos	Após 5 anos	Total

Ativo:
Cash and balance with the Central Bank of Brazil	38.198	10.206	7.131	-	-	-	55.535
Debt instruments	-	5.608	6.431	19.425	36.227	2.395	70.085
Equity instruments	2.632	-	-	-	-	-	2.632
Loans and other amounts with credit entities	10.579	7.475	3.585	1.261	-	7.018	29.918
Loans and advances to customers, gross amount	9.532	57.727	55.012	51.714	12.465	24.290	210.741
Total	60.941	81.015	72.160	72.399	48.692	33.704	368.911

Liabilities:
Deposits of credit entities (1)	435	14.419	13.720	4.664	777	1.059	35.074
Deposits of customers (1)	41.095	39.997	20.422	63.230	17.609	6.243	188.595
Liabilities for bonds and securities (1)	-	10.834	20.715	16.818	5.622	24	54.012
Subordinated debt	-	721	3.007	2.337	5.587	268	11.919
Other financial liabilities	255	16.795	62	265	-	-	17.376
Total	41.784	82.766	57.925	87.312	29.595	7.594	306.976

The following table show the assets and liabilities by national and foreign currency, on December 31, 2014, 2013, and 2012 (currency position):

	Natonal	Foreign	2014	2013	2012
Millions of Reais	Currency	Currency	Total
Assets:
Cash and reserves with the Central Bank	55.694	209	55.904	51,714	55,535
Debt instruments	114.257	6.454	120.711	67,904	70,085
Equity instruments	3.065	-	3.065	3,000	2,632
Loans and other securities with credit institutions	15.470	13.590	29.060	46,212	29,993
Loans and advances to clients, gross	195.564	40.127	235.691	226,206	210,741
	384.051	60.380	444.431	395,036	368,986
Total

Liabilities:
Financial liabilities at amortized cost:
Deposit from the Central Bank and credit institutions	39.520	24.154	63.674	34,032	35,074
Deposits from clients	211.188	9.457	220.644	200,156	188,595
Obligations for bonds and securities	59.870	10.485	70.355	65,301	54,012
Subordinated debts	7.294	-	7.294	8,906	11,919
Other financial liabilities	23.446	-	23.446	21,306	17,376
Total	341.318	44.096	385.413	329,701	306,976

Difference (assets and liabilities)	42.733	16.284	59.018	65,335	62,010
(*)Not including derivative financial instruments.

Information related to sensitivity analysis of trading and banking portfolios generated by corporate systems of risk management is available in subsections 10,2 (b) and (c).

d. funding sources for working capital and for investment in non-current assets, as used:

e. funding sources for working capital and for investments in non-current assets aimed to be used for covering liquidity shortages

In regard of items (d) and (e), the Company's officers point out that our assets and liabilities management strategy is defined by the Finance Committee, which operates under the strict guidelines and procedures established by the Santander Group. The Finance Committee establishes our recruitment strategies, the structural balance sheet positions of interest rate and capital management.

According to the model of Santander Group, all subsidiaries should be independent in terms of liquidity and capital. In addition, our general policy of assets and liabilities management aims to maintain proximity of maturity, interest rate and currency exposures. Subject to our internal risk management policies seek to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business and market opportunities as they arise.

Most of our liquidity is originated in the local market, and maintain a portfolio of high quality government bonds for liquidity management. Due to our stable and diversified sources of fundraising, including a large customer deposit base in the local market and a large number of correspondent banks, with whom we have long-term relationships, historically we did not have liquidity problems.

The conditions and market prospects and the requirements of the Central Bank of Brazil for mandatory deposits and stress tests determine our minimum liquidity levels. We control, manage, and evaluate our liquidity by analyzing the current and expected levels of liquidity, structuring the sources of financing to achieve better diversity in terms of maturity, instruments, currencies, markets, as well as defining contingency plans. The purpose is to ensure that we have sufficient liquidity to comply with our commitments under market conditions, our institutional needs and market opportunities.

f. indebtedness levels and their features, further describing:

(i) relevant loan and credit facility agreements;

(ii) other long-term relations with financial institutions;

The main sources of funds of Santander Brazil are local deposits under modalities on demand, savings and term deposits, in line with other Brazilian banks, as well as money market funding - own securities and federal government securities under repurchase agreements ("repurchase agreements operations").

Santander Brazil also has deposits with credit institutions related to financing facilities for export and import raised from foreign bankers, intended for application in foreign exchange operations related to discounting of export bills, pre-financing of exports and imports and obligations by country transfers - official institutions in accordance with the operating policies of BNDES System.

2014

The structures of the obligations on December 31, 2014, 2013 and 2012, of Santander Brazil, are described below:

Millions of Reais	2014	2013	2012
Deposit from the Central Bank and Credit Institutions	63.674	34.032	35.074
Cash Deposit (1)	161	251	48
Term Deposit (2)	42.045	30.510	26.077
Repurchase Agreement	21.468	3.271	8.949
Deposits from clients	220.644	200.156	188.595
Current Accounts (1)	15.508	15.585	13.585
Savings accounts	37.939	33.589	26.857
Term Deposit	91.552	81.351	84.586
Repurchase Agreement	75.645	69.631	63.566
Marketable debt securities	70.355	65.301	54.012
Real Estate Credit Bills - LCI (3)	22.669	17.077	11.237
Eurobonds and other bonds	11.785	15.903	13.050
Financial Bills (5)	33.998	28.222	25.320
Securitization Bonds - MT100 (6)	-	2.247	2.236
Letters of Agribusiness Credit - LCA (4)	1.903	1.682	2.008
Debentures (7)	-	168	161
Subordinated debts	7.294	8.906	11.919
Debt Instruments Eligible to Compose Capital (7)	6.773	-	-
Other financial liabilities	23.446	21.306	17.376
Total	385.413	329.701	306.976
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.
(3) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2014, have maturities between 2015 to 2020.

(4) Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusiness, indexed between 89.3% to 98.0% of CDI. On December 31, 2014, have maturities between 2015 to 2016.

(5) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2014, have a maturity between 2015 to 2025.

(6) The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander (Note 2), in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, were fully redeemed in December 4th, 2014, on value of US$747,219. Due to the redemption of these notes, the Foreign Brazil is in the foreclosure process.

(7) Refers the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan

Santander Brazil has issuances of debt bonds in the local market through (i) letters of credit for agribusiness, freely negotiable letters of credit representing an unconditional promise of payment in cash, issued exclusively by financial institutions and related to credit rights originated from transactions conducted between farmers and their cooperatives and representatives of agribusiness production chain; (ii) letters of credit for real estate, relating to credit rights arising from real estate transactions; and (iii) bank notes, and long-term, nominative, transferable and freely negotiable credit bonds.

Eurobonds and Securitization Notes – MT100

External issuances of securities denominated in foreign currency include bonds and other securities (Eurobonds and Structured Notes). The following table shows the detailed composition of Eurobonds and other securities:

				Interest rate (p,a)
	Issuance	Maturity	Currency		2014	2013	2012

Eurobonds	mar-11	mar-14	US$	Libor + 2,1%	-	2.813	2.452
Eurobonds	apr e nov-10	apr-15	US$	4,5%	2.173	1.971	1.740
Eurobonds	jan e jun-11	jan-16	US$	4,3%	2.256	2.005	1.742
Eurobonds	nov-05	nov-13	R$	17,1%	-	-	333
Eurobonds	jun-11	dec-14	CHF	3,1%	-	395	336
Eurobonds	feb e sep-12	feb-17	US$	4,6%	3.576	3.210	2.807
Eurobonds (2)	apr-12	apr-16	CHF	3,3%	413	404	343
Eurobonds (2)	mar-13	apr-18	US$	4,5% a 8,4% (1)	892	787	-
Eurobonds (2)	mar e may-13	mar-16	R$	8,0%	1.258	1.284	-
Eurobonds (2)	jun-13	jun-15	CHF	1,1%	340	332	-
Others					877	2.701	3.297
Total					11.785	15.903	13.050

1) The operation has compound interest flow: up to April 17, 2013 equal to 4.5% per year in the period from April 18, 2013 to October 17, 2017 equal to 8.4% pa and October 18, 2017 to 17 April 2018 equal to 7.0% per year.

(2) Includes R$ 1,960,197 (31/12/2013 - R$ 2,423,572 and 31/12/2012 - R$ 820,077) of object operations "hedge" cash flow, being R$ 1,258,363 indexed in Reais (31/12/2013 - R$ 1,283,821), R$ 600,570 indexed in foreign currency - Swiss Franc (31/12/2013 - R$ 983,819 and 31/12/2012 - R$ 679,025), R$ 101,264 in Chilean Peso (31/12/2013 - R$ 97,887 and 31/12/2012 - R$ 91,767) and R$ 58,044 in Yuan (31/12/2013 - R$ 58,044 and 31/12/2012 - R$ 49,285), and R$ 364,166 object "hedge" operations market risk, indexed to foreign currency - Swiss Franc, R$ 339,686 (31/12/2013 - R$ 332,147) indexed to foreign currency - Swiss Franc and R$ 24,480 indexed in foreign currency - YEN.

The Securitization Notes in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, were fully redeemed in December 4th, 2014, on value of US$747 million.

Millions of Reais	Issuance	Maturity	Currency	Interest rate (p,a)	2014	2013	2012

Série 2008-1 (1)	may-08	mar-15	US$	6,2%	-	151	213
Série 2008-2 (1) (2)	aug-08	sep-17	US$	Libor (6 months) + 0,8%	-	940	821
Série 2009-1 (1)	aug-09	sep-14	US$	Libor (6 months) + 2,1%	-	41	70
Série 2009-2 (1)	aug-09	sep-19	US$	6,3%	-	105	104
Série 2010-1 (1)	dec-10	mar-16	US$	Libor (6 months) + 1,5%	-	421	514
Série 2011-1 (1) (3)	may-11	mar-18	US$	4,2%	-	237	207
Série 2011-2 (1) (4)	may-11	mar-16	US$	Libor (6 months) + 1,4%	-	353	308
Total					-	2.247	2.236

Subordinated CDB

Santander Brazil uses subordinated debt bonds in its funding structure, represented by securities issued according to the Central Bank rules, which are used as Reference Equity (Tier 2) for calculating the operating limits, including Subordinated Certificates of Deposit, certificates of deposit issued by Santander Brazil in local market on various issuances, the interest rates adjusted by CDI or IPCA,

The following table shows the detailed composition of subordinated debt:

Millions of Reais	Issuance	Currency (1)	Amount
				Interest Rate	2014	2013	2012

Subordinated CDB	jun-06	jul-16	R$1500	105,0% CDI	3.683	3.307	3.049
Subordinated CDB	oct-06	sep-16	R$850	104,5% CDI	1.991	1.788	1.649
Subordinated CDB	jul-07	jul-14	R$885	104,5% CDI	-	1.685	1.554
Subordinated CDB	apr-08	apr-13	R$600	100,0% CDI + 1,3%	-	-	1.011
Subordinated CDB	apr-08	apr-13	R$555	100,0% CDI + 1,0%	-	-	929
Subordinated CDB	jul-06 a oct-06	jul-16 a jul-18	R$447	104,5% CDI	1.081	971	895
Subordinated CDB	jan-07	jan-13	R$300	104,0% CDI	-	509	561
Subordinated CDB	aug-07	aug-13	R$300	100,0% CDI + 0,4%	-	-	525
Subordinated CDB	jan-07	jan-14	R$250	104,5% CDI	-	-	469
Subordinated CDB	may-08 a jun-08	may-13 a may-18	R$283	CDI (2)	114	102	462
Subordinated CDB	may-08 a jun-08	may-13 a jun-18	R$268	IPCA (3)	425	368	494
Subordinated CDB	nov-08	nov-14	R$100	120,5% CDI	-	177	161
Subordinated CDB	feb-08	feb-13	R$85	IPCA +7,9%	-	-	160
Total					7.294	8.906	11.919

(iii) Subordination levels as between such debts:

In case of judicial or extrajudicial liquidation of the Company, no order of preference related to payment of other creditors of the mass. Specifically with respect to debts that make up the indebtedness of the Company should be observed the following order of payment: debt with collateral, unsecured debt and subordinated debt. That is to say, in relation to the debts with collateral, lenders prefer the other to the asset limit pledged, since there is no degree of subordination between the various unsecured creditors and there is no degree of subordination between the various subordinated creditors.

(iv) Any restrictions imposed on Santander Brazil, especially in relation to indebtedness thresholds, commitment to new debts, dividends distribution, sale of assets, issue of new securities, and transfer of shareholding control:

Regarding the securities issued abroad, whose descriptive of operations and programs are described in Item 10.18 of the Reference Form ("Securitization Program" and "Medium Term Notes - MTN"), the main restrictions imposed on the issuer, in existing financing agreements are also described in the same item, specifically in 18.10.Ih sessions (v) and 18.10.II.h. (v).

g. limits of application of financings already obtained:

The information required by this item shall not apply to financial institutions. The Company is subject, however, the parameters determined by the monetary authorities, in line with the principles of Basel.

h. material changes per item of the financial statements:

Assets and Liabilities

Millions of Reais

Assets	2014	2013	Changes 2014X2013	2012	Changes 2013X2012

Cash and Balances With The Brazilian Central Bank	55.904	51.714	8,10%	55.535	-6,88%

Financial Assets Held For Trading	56.014	30.219	85,36%	31.638	-4,49%

Other Financial Assets At Fair Value Through Profit Or Loss	996	1.298	-23.23%	1.228	5,70%

Available-For-Sale Financial Assets	75.164	46.287	62,39%	44.149	4,84%

Loans and Receivables	264.608	258.778	2,25%	226.957	14,02%

Hedging Derivatives	213	323	-34,16%	156	106,72%

Non-Current Assets Held For Sale	930	275	238,50%	166	65,79%

Investments in Associates and Joint Ventures	1.023	1.064	-3.79%	472	125,34%

Tax Assets	23.020	22.060	4,35%	21.497	2,62%

Other Assets	5.066	5.085	-0,35%	5.601	-9,21%

Tangible Assets	7.071	6.886	2,69%	5.938	15,96%

Intangible Assets	30.221	29.064	3.98%	29.271	-0,70%

Total Assets	520.231	453.053	14,83%	422.608	7,20%

Liabilities and Stockholders' Equity

Financial Liabilities Held For Trading	19.570	13.554	44,38%	5.352	153,27%

Financial Liabilities at Amortized Cost	392.187	329.701	18,95%	306.976	7,40%

Hedging Derivatives	894	629	42,12%	282	123,40%

Provisions	11.127	10.892	2,16%	12.775	-14,74%

Tax Liabilities	12.423	11.693	6,24%	13.784	-15,17%

Other Liabilities	5.347	4.928	8,51%	4.303	14,52%

Total Liabilities	441.547	371.397	18,890%	343.472	8,13%

Stockholders' Equity	80.105	83.340	-3,88%	79.921	4,28%

Other Comprehensive Income	(1.802)	(1.973)	-8,69%	(1.022)	93,04%

Non - Controlling Interests	380	289	31,50%	237	21,92%

Total Stockholders' Equity	78.863	81.655	-3,64%	79.136	3,18%
Total Liabilities and Stockholders' Equity	520.231	453.053	14,83%	422.608	7,20%

The following are the main changes in balance sheet accounts of 2014, 2013 and 2012.

The total assets of Santander Brazil reached on December 31, 2014, R$520,231 million, an increase of 14,8% compared to 2013, the total assets reached R$453,053 million, 7.2% higher than the year ended December 31, 2012, in the amount of R$422,608 million.

The loan portfolio, without endorsements and sureties, totaled R$249,111 million at December 31, 2014, an increase of 10.1% compared to R$226,206 on December 31, 2013 and an increase of 7.3% compared with the balance of R$210,740 on December 31, 2012. The Large sized entity segment was the highlight, an increase of 21.1% when comparing the 2013.

On December 31, 2014, total deposits reached R$284,318 million, representing 54.6% of total liabilities. On December 31, 2013, total deposits amounted to R$234,188 million, representing 51.7% of total liabilities. On December 31, 2012, total deposits amounted to R$223,669 million, representing 52.9% of total liabilities. The Time deposits represented on December 31, 2014, 2013 and 2012 respectively, 47.0%, 47.8% and 49.5% of total deposits.

The deposits at December 31, 2014 increased by 21.4% over the same period last year, primarily by growth of 33.2% in repurchase agreement. The deposits at December 31, 2013 increased by 4.7% over the same period last year, primarily by growth of 22.1% in funding through demand deposits.

Consolidated stockholders' equity totaled R$78,6837 million at December 31, 2014, amounted to R$81.655 million at end-2013 and R$79,136 million at the same date in 2012, with fall of 3.6% from December 31, 2014 compared to 2013 and a growth of 3.2% from December 31, 2013 compared to the same period in 2012. The reduction of stockholders’ equity is due, mainly, Regulatory Capital Otimization Plan (Note 11.d). and partially reduced by dividends and interest on capital of R$1,530 million, approved by the Board of Directors.

Income

Millions of Reais

	2014	2013	Changes 2014X2013	2012	Changes 2013X2012
Interest Net Income	27.229	28.479	-4,39%	31.587	-9,84%
Income from equity instruments	222	81	173,48%	94	-13,28%
Income from companies accounted for by the equity method	91	91	-0%	73	24,58%
Fee and commission income	11.854	10.742	10,35%	9.611	11,77%
Fee and commission expense	(3.088)	(2.641)	16,92%	(2.001)	32,00%
Gains (losses) on financial assets and liabilities (net)	2.748	(1.146)	-339.8%	(548)	109,03%
Exchange differences (net)	(3.636)	551	-759,75%	378	45,77%
Other operating income (expense)	(470)	(445)	5,60%	(623)	-28,65%
Total Income	34.949	35.713	-2,01%	38.570	-7,41%
Administrative expenses	(13.942)	(13.850)	0,66%	(13.773)	0,56%
Depreciation and amortization	(1.362)	(1.252)	8,8%	(1.201)	4,25%
Provisions (net)	(2.036)	(2.693)	-24,38%	(2.057)	30,94%
Impairment losses on financial assets (net)	(11.272)	(14.118)	-20,16%	(16.476)	-14,31%
Impairment losses on other assets (net)	4	(345)	-101,09%	(38)	798,47%
Gains (losses) on disposal of assets not classified as non-current assets held for sale
	87	460	-81,12%	501	-8,21%
Gains (losses) on non-current assets held for sale not classified as discontinued operations	15	104	-85,86%	(52)	-298,32%
Operating Profit Before Tax	6.443	4.018	60,4%	5.475	-26,61%
Income taxes	(735)	(234)	214.9%	(37)	531,10%
Operations Profit Continuing	5.707	3.785	50,8%	5.438	-30,40%
Operations discontinued	-	2.063	-	55	-
Consolidated Profit for the Year	5.707	5.848	-2,4%	5.493	6,46%

Comments on the principal changes in income statement for the years 2014, 2013 and 2012 is shown in item 10.2.a

10.2        Officers should comment on:

a.      results of operations, in particular:

                                     i.            description of any major revenue components

                                   ii.            factors that materially affected the operating results:

Results of Operations for the year ended December 31, 2014 Compared to the year ended December 31, 2013

Highlights

For the year ended December 31, 2014, we reported a consolidated profit for the year of R$5.7 billion, a 2.4% decrease as compared to 2013. This variation principally reflects a decrease of R$2,063 million in the results of discontinued operations (principally due to gains from the sale of DTVM in 2013). Disregarding the effect from discontinued operations, the net profit from continuing operations increased 50.8% in 2014.

Changes in our default rates were in line with the general trend of decreasing default rates in the financial system, particularly as observed among private banks, which started in 2012 and lasted throughout 2014, as observed by a decrease in our delinquency rate of loans past due over 90 days from 6.2% in December 2013 to 5.6% in December 2014 (a decrease of 0.6%).

The coverage ratio was 96.8% in December 2014, a 0.5% decrease as compared to 97.3% in December 2013.

Our total loan portfolio increased by 10.1% from R$226.2 billion on December 31, 2013 to R$249.1 billion on December 31, 2014. Loans to individuals and corporate customers showed increases of R$3,369 million and R$20,203 million, respectively, during the year ended December 31, 2014 compared to 2013. Growth in lending to individuals was driven by an increase of 34.4% in mortgage loans. The growth in lending to corporate customers of 23.6% was positively impacted by the exchange rate variation.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 21.4% to R$284.3 billion on December 31, 2014 from R$234.2 billion on December 31, 2013.

Our efficiency ratio was 39.9% in December 2014, a 1.1% increase from 38.8% in December 2013. Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank, was 17.5% as of December 31, 2014.

Results of Operations

The following table shows the main components of our net income for 2014 and 2013.

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Net interest income	27,229	28,479	(4.4)%	(1,251)
Income from equity instruments	222	81	n.d	141
Income from companies accounted for by the equity method	91	91	(0.3)%	(0)
Net fees and commissions	8,766	8,100	8.2%	665
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(887)	(595)	49.2%	(293)
Other operating income (expenses)	(470)	(445)	5.8%	(26)
Total income	34,950	35,713	(2.1)%	(763)
Administrative expenses	(13,942)	(13,850)	0.7%	(91)
Depreciation and amortization	(1,362)	(1,252)	8.8%	(110)
Provisions (net)	(2,036)	(2,693)	(24.4)%	657
Impairment losses on financial assets (net)	(11,272)	(14,118)	(20.2)%	2,846
Impairment losses on other assets (net)	4	(345)	n.d	348
Other non-financial gains/losses	101	563	(82.0)%	(462)
Operating profit before tax	6,443	4,018	60.4%	2,425
Income taxes	(736)	(234)	n.d.	(502)
Net profit from continuing operations	5,708	3,785	50.8%	1,923
Discontinued operations	-	2,063	n.d	(2,063)
Consolidated Profit for the Year	5,708	5,848	(2.4)%	(140)

Our consolidated profit for the year ended December 31, 2014 was R$5.7 billion, a 2.4%, decrease as compared to 2013.

This variation in our consolidated profit for the year was mainly due to:

•         A decrease of 20.2%, or R$2,846 million, in impairment losses on financial assets (net) for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly as a consequence of the improvement in the quality of our loan portfolio in line with market trends; and

•         An increase of R$665 million in commissions for the year ended December 31, 2014 compared to the year ended December 31, 2013, mainly due to an increase of R$374 million in revenues from credit and debit cards and an increase of R$89 million in revenues from collection and payment services.

These increases were offset by:

•         A decrease of R$2,063 million, in discontinued operations for the year ended December 31, 2014 compared to the year ended December 31, 2013, principally due to gains from the sale in 2013 of DTVM.

•         A 4.4% or R$1,251 million, decrease in net interest income for the year ended December 31, 2014 as compared to the year ended December 31, 2013 mainly due to a reduction in our average loan portfolio spread, which resulted from a change in portfolio mix due to an increase within our portfolio, in products with lower risk profile (e.g. mortgages and payroll loans).

Net Interest Income

Net interest income for the year ended December 31, 2014 was R$27,229 million, a 4.4%, or R$1,251 million, decrease from R$28,479 million for the year ended December 31, 2013. Revenues from lending activities decreased R$1,069 million or 5.0% during the year mainly explained by a reduction in our average loan portfolio spread, which resulted from a change in portfolio mix due to an increase, within our portfolio, in products with lower risk profile (e.g.mortgages and payroll loans).

Average total earning assets in 2014 were R$401.9 billion, a 12.0% or R$43 million increase from R$358.9 billion in 2013. The principal drivers of this increase were an increase of R$23.3 billion in the average of debit instruments and an increase of R$15.8 billion in the average of loans and amounts due from credit institutions and loans and advances to customers, in line with market trends. Net yield (the net interest income divided by average earning assets) was 6.9% in 2014, compared to 8.0% in 2013, i.e. a decrease of 1.1%.

Average total interest bearing liabilities in 2014 were R$318.6 billion, a 10.9% or R$31 billion increase from R$287.4 billion in 2013. The main drivers of this growth were an increase of R$12 billion in customer deposits, R$8 billion in deposits from credit institution and an increase of R$8 billion in marketable debt securities, in line with market trends.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2014 was 4.9%, 1.5% lower than in 2013, which was 6.4%.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2014 totaled R$222 million, a R$141 million increase from R$81 million for the year ended December 31, 2013. This increase was mainly due to receipt of dividends from available for sale financial assets during the course of 2014.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2014 was R$91 million, remaining stable since December 31, 2013.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2014 reached R$8,766 million, a 8.2%, or R$665 million, increase from R$8,100 million for the year ended December 31, 2013. This increase was mainly due to an increase of R$374 million in revenues from credit and debit cards and an increase of R$89 million in revenues from collection and payment services.

Revenues from credit and debit cards totaled R$2,314 million for the year ended December 31, 2014 an increase of 19.3% compared to the year ended December 31, 2013 mainly due to the increase in credit and debit card volume transactions and the GetNet acquisition. Our credit base decreased 3.9% and our number of issued debit cards increased 10.7% for the year ended December 31, 2014, reaching a total 56.6 million issued cards.

Revenues from collection and payment services totaled 741 million for the year ended December 31, 2014, a 13.7% increase compared to the year ended December 31, 2013. This increase was primarily due to an increase in the volume of our cash management activities.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2014 and 2013:

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,428	2,423	0.2%	5
Collection and payment services	741	652	13.7%	89
Insurance and Capitalization	1,999	1,978	1.1%	21
Asset Management and Pension Funds	973	994	(2.1)%	(21)
Credit and debit cards	2,314	1,940	19.3%	374
Capital markets	494	416	18.8%	78
Trade finance	476	393	21.3%	84
Tax on services	(375)	(369)	1.6%	(6)
Others	(285)	(326)	(12.7)%	41
Total	8,766	8,100	8.2%	665

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2014 were losses of R$887 million, a R$293 million increase from losses of R$595 million for the year ended December 31, 2013. This variation is explained by expenses of R$175 million from derivatives transactions including our results of hedging on investments abroad, lower gains of R$129 million related to variable income assets partially offset by lower results of R$24 million related to market making activities.

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2014 were expenses of R$470 million, an increase of R$26 million compared to expenses of R$445 million for the year ended December 31, 2013.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2014 were R$13,942 million, a R$91 million increase compared to expenses of R$13,850 million for the year ended December 31, 2013.

Personnel expenses increased R$158 million for the year ended December 31, 2014, due principally to higher wage and salaries and benefits expenses related to the impact of our collective bargaining agreement, partially offset by lower training expenses and other personnel expenses.

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Wages and salaries	4,512	4,315	4.6%	198
Social security costs	1,203	1,169	2.9%	34
Benefits	1,093	1,051	4.0%	42
Training	99	135	(26.7)%	(36)
Other personnel expenses	296	376	(21.2)%	(80)
Total	7,203	7,046	2.2%	158

Other administrative expenses decreased R$66 million from R$6,805 million for the year ended December 31, 2013 to R$6,738 million for the year ended December 31, 2014. The decrease was primarily due to lower expenses from communications, property, fixtures and supplies and per diems and travel expenses partially offset by other administrative expenses.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 39.8% in the year ended December 31, 2014, as compared to 38.8% for the year ended December 31, 2013.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31
	2014	2013	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	2,005	1,991	0.7%	15
Property, fixtures and supplies	1,209	1,248	(3.1)%	(39)
Technology and systems	1,106	1,110	(0.3)%	(3)
Advertising	467	461	1.2%	6
Communications	501	573	(12.6)%	(72)
Per diems and travel expenses	141	171	(17.4)%	(30)
Surveillance and cash courier services	574	570	0.6%	3
Other administrative expenses	735	681	7.9%	54
Total	6,738	6,805	(1.0)%	(66)

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2014 was R$1,362 million, a R$110 million increase from R$1,252 million for the year ended December 31, 2013, principally due to the amortization of our technological systems.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,036 million for the year ended December 31, 2014, a decrease of R$657 million compared to R$2,693 million for the year ended December 31, 2013. This decrease was mainly due to lower expenses of R$233 million from tax provisions and lower expenses generated for the year ended December 31, 2013 of R$420 million that did not occur in 2014 (R$988 million in expenses to establish a fund to cover the impact of projects aimed at improving operational productivity and efficiency, partially offset by gains of R$568 million related to the installment program and cash payment of tax and social security debts).

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$31.6 billion on December 31, 2014, or 12.3% compared to the year-end 2013, while non-performing assets decreased 0.1%, or R$11 million. The default rate had a decrease of 52 basis points in 2014, compared to the same period of the prior year. The net expenses from the allowances for credit losses in 2014 decreased 19.5% compared to 2013 (R$13.9 billion), accounting for R$11.2 billion on December 31, 2014.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2014 and December 31, 2013.

	At December 31,
	2014	2013
	(in millions of R$, except percentages)
Computable credit risk(1)	289,034	257,420
Non-performing assets	14,011	14,022
Allowances for impairment losses	13,563	13,641
Ratios
Non-performing assets to computable credit risk	4.8%	5.4%
Coverage ratio(2)	96.8%	97.3%
Net Expenses	11,194	13,900
Other financial instruments not measured at fair value(3)	—	(218)
Total net expenses	(11,194)	(14,118)

(1)   Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)   Allowances for impairment losses as a percentage of non-performing assets.

(3)   Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified as “Securities available for sale” recognized currently in “Earnings on financials assets (net).”

The following chart shows our non-performing assets to credit risk ratio from the fourth quarter of 2013 through the fourth quarter of 2014:

Impaired Assets by Type of Customer

The following table shows our non-performing assets by type of loan at December 31, 2014 and December 31, 2013.

	At December 31,
	2014	2013
	(in millions of R$)
Commercial, financial and industrial	6,737	6,410
Real estate – mortgage	375	316
Installment loans to individuals	6,839	7,167
Financial Leasing	60	129
Total	14,011	14,022

Commercial, financial and industrial

Non-performing assets in the portfolio of commercial, financial and industrial loans amounted to R$6,737 million on December 31, 2014, an increase of R$327 million, or 5.1%, compared to 2013.

The increase in non-performing assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, for which the GDP was below initial expectations.

In 2014, the Brazilian economy was negatively impacted by the measures adopted by the Brazilian government: the Brazilian Central Bank raised the SELIC rate from 10.00% on December 31, 2013 to 11.75% on December 31, 2014 in response to inflation during the year and also to mitigate the devaluation of the Brazilian currency as a consequence of the uncertainties in the country’s situation.

Trends observed in 2014 were consistent with the trend observed in 2013, when government measures aimed to control inflation also led to increases in production costs and adversely affected the ability of our industrial customers to honor their debts.

Despite the increase in non-performing assets, the default rates continued to decrease in 2014. This behavior was mainly due to the measures adopted by Santander Brasil since late 2012, primarily related to the reassessment of limits for loans with higher level of collateral requirements and to the review of collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts. These and other actions in helped improve the quality of this credit portfolio.

Real estate

Non-performing assets in the real estate lending portfolio totaled R$375 million on December 31, 2014, an increase of R$59 million, or 18.6%, compared to 2013.

The increase in non-performing assets was primarily due to the growth of this credit portfolio, which grew by 24.7% in 2014. Notwithstanding the increase in non-performing assets, the default rate in the real estate lending portfolio reached 1.17% on December 31, 2014, a decrease of 6 basis points compared to December 31, 2013.

In general, the decrease in the default rate was mainly due to the improvement in the quality of this loan portfolio, as a consequence of the change in our portfolio mix since late 2012, with an increased share of secured mortgage loans, which we consider a strategic product due to the lower risk of default.

Installment loans to individuals

Non-performing assets in the installment loans to individuals lending portfolio totaled R$6,839 million on December 31, 2014, with a reduction of 4.6%, or R$328 million, compared to 2013.

The decrease in non-performing assets reflects the measures adopted by Santander Brasil since late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with “predictive scoring” enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Although the Brazilian economy continues presenting an unfavorable outlook for growth, low unemployment levels and a continued rise in real income have contributed positively to the reduction in default rates in this portfolio.

Financial Leasing

Non-performing assets in the financial leasing lending portfolio totaled R$60 million on December 31, 2014, with a reduction of 53%, or R$68 million, compared to the same period last year, primarily due to the reduction in lending in this portfolio, in line with the market trend of decreased automobile financing to individuals. This trend was also observed in 2013, when non-performing assets in the financial leasing lending portfolio decreased 48.2%, or R$120 million, compared to the same period in 2013.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2014 were gains of R$4 million, mainly due to losses of R$350 million related to impairment of software generated for the year ended December 31, 2013 did not occur in 2014.

 Other Non-Financial Gains/Losses

Other non-financial gains/losses were gains of R$101 million during the year ended December 31, 2014, a R$462 million decrease from gains of R$563 million during the year ended December 31, 2013, mainly due to lower gains related to foreclosed assets and non-financial income generated for the year ended December 31,2013 of R$378 million that did not occur in 2014 (gains of R$290 million related to an increase in Webmotors’ capital and gains of R$88 million of sale properties to the Real Estate Fund).

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Tax expenses reached R$736 million for the year of 2014, a R$502 million increase from R$234 million for the year 2013. There are some significant permanent differences that impact the tax rate, including: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 22b to our consolidated financial statements.

Results of Operations for the year ended December 31, 2013 Compared to the year ended December 31, 2012

On December 17, 2013, we concluded the sale of our asset management business by way of disposal of all shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“DTVM”), a company controlled by us. The asset management activities then performed by DTVM were segregated into a new asset manager created for that purpose. The purchase price was R$2,243 million, generating a post-tax capital gain of R$1,205 million (after deducting costs).

We will remain as the administrator of the funds and in charge of distribution activities, receiving remuneration in line with market practices. The transaction is part of a worldwide partnership between Santander Spain and two of the world’s leading private equity companies, Warburg Pincus and General Atlantic.

Due to the sale of the Asset Management business, we reviewed our business segmentation and concluded that it would be more appropriate to merge both segments with the Commercial Banking segment. This change was reflected retrospectively on the periods reported on this form.

Highlights

For the year ended December 31, 2013, we reported a consolidated net income of R$5.8 billion, a 6.5% increase as compared to 2012. Impairment losses on financial assets decreased 14.3%, or R$2.4billion, to R$14.1 billion for the year ended December 31, 2013 as compared to R$16.5 billion for the year ended December 31 2012, as a consequence of decreases in delinquency rates during 2013.

Changes in our default rates were in line with the general trend of decreasing default reates in the financial system, particularly as observed among private banks, which started in 2012 and lasted throughout 2013, as observed by a decreased in our delinquency rate of loans past due over 90 days from 7.6% in December 2012 to 6.2% in December 2013 (a decrease of 1.4 percentage points).

The coverage ratio was 97.3% in December 2013, a 9.9 percentage point increase as compared to 87.4% in December 2012.

Our total loan portfolio increased by 7.3% from R$210.7 billion on December 31, 2012 to R$226.2 billion on December 31, 2013. Loans to individuals and corporate customers presented the strongest growth, with increases of R$4,163 million and R$14,843 million, respectively, during the year ended December 31, 2013 compared to 2012. Growth in lending to individuals was driven by an increase of 30.3% in mortgage loans and 5.8% in credit cards. The growth in lending to corporate customers of 21.0% was positivilly impacted by the exchange rate variation.

Deposits from Brazilian Central Bank and deposits from credit intitutions plus customer deposits increased by 4.7.% to R$234,2 billion on December 31, 2013 from R$223,7 billion on December 31, 2012.

Our efficiency ratio was 38.8% in December 2013, a 3.1 percentage point increased from 35.7% in December 2012.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 19.2% as of December 31, 2013. According to the new rules of regulatory capital in Brazil, the amount of goodwill to the capital base of the calculation will be deducted from capital base in accordance with the phase-in implementation of Basel III in Brazil, which will be completed in 2019.

Results of Operations

The following table shows the main components of our net income for 2013 and 2012.

	For the year ended December 31
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Net interest income	28,479	31,587	(9.8)%	(3,108)
Income from equity instruments	81	94	(13.3)%	(12)
Income from companies accounted for by the equity method	91	73	24.6%	18
Net fee and commissions	8,100	7,610	6.4%	491
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(595)	(170)	n.d.	(425)
Other operating income (expenses)	(445)	(623)	(28.6)%	179
Total income	35,713	38,570	(7.4)%	(2,858)
Administrative expenses	(13,850)	(13,773)	0.6%	(78)
Depreciation and amortization	(1,252)	(1,201)	4.3%	(51)
Provisions (net)	(2,693)	(2,057)	30.9%	(636)
Impairment losses on financial assets (net):	(14,118)	(16,476)	(14.3)%	2,358
Impairment losses on other assets (net)	(345)	(38)	n.d.	(306)
Other non-financial gains/losses	563	449	25.5%	115
Operating profit before tax	4,018	5,475	(26.6)%	(1,457)
Income taxes	(234)	(37)	n.d.	(197)
Net profit from continuing operations	3,785	5,438	(30.4)%	(1,653)
Discontinued operations	2,063	55	n.d.	2,008
Consolidated Profit for the Year	5,848	5,493	6.5%	355

Our consolidated  profit for the year ended December 31, 2013 was R$5,8 billion, a 6.5%, increase as compared to 2012.

This variation in our consolidated profit for the year was mainly due to:

•         A decrease of 14.3%, or R$2,358 million, in impairment losses on financial assets (net) for the year ended December 31, 2013 compared to the year ended December 31, 2012, mainly as a consequence of the improvement in the quality of our credit portfolio.

•         An increase of R$2,008 million, in discontinued operations for the year ended December 31, 2013 compared to the year ended December 31, 2012, principally due to gains of the sale of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários.

These increases were offset by:

•         A 9.8% or R$3,108 million, decrease in net interest income for the year ended December 31, 2013 as compared to the year ended December 31, 2012 mainly due to lower average spreads, which are mainly explained by a greater share of products within our credit portfolio with lower spreads and lower risk.

•         A 30.9% or R$636 million, increase in net provisions for the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was mainly due to R$988 million in expenses to establish a fund to cover the impact of projects aimed at improving operational productivity and efficiency, partially offset by gains of R$568 million related to the installment program and cash payment of tax and social security debts.

Net Interest Income

Net interest income for the year ended December 31, 2013 was R$28,479 million, a 9.8%, or R$3,108 million, decrease from R$31,587 million for the year ended December 31, 2012. Revenues from lending activities decreased R$2,212 million or 9.2% during the year mainly explained by the increased share of  products in the credit portfolio with lower spreads and lower credit risk.

Average total earning assets in 2013 were R$358.9 billion, a 7.7% or R$26 million increase from R$333.2 billion in 2012. The principal drivers of this increase were an increase of R$22.0 billion in average of loans and amounts due from credit institutions  and loans and advances to customers. Net yield (the net interest income divided by average earning assets) was 8.0% in 2013, a decrease of 1.5 percentage points compared to 9.5% in 2012.

Average total interest bearing liabilities in 2013 were R$287.4 billion, an 8.3% or R$22 billion increase from R$265.3 billion in 2012. The main driver of this growth was an increase of R$12 billion in marketable debt securities and R$15 billion in customer deposits, partially offset by a R$4 billion in deposits from credit institutions.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2013 was 6.4%, 1.5 percentage point lower than in 2012, which was 7.9%.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2013 totaled R$81 million a 13.3%, decrease from R$94 million for the year ended December 31, 2012.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method for the year ended December 31, 2013 was R$91 million, a R$18 million increase from R$73 million for the year ended December 31, 2012. This increase principally reflects an increase in the results of Tecnologia Bancária S.A. and Webmotors S.A.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2013 reached R$8,100 million, a 6.4%, or R$491 million, increase from R$7,610 million for the year ended December 31, 2012. This increase was mainly due to an increase in commissions from credit and debit cards and an increase in commissions for Insurance and capitalization products.

Revenues from credit and debit cards totaled R$1,940 million for the year ended December 31, 2013, an increase of 18.3% compared to the year ended December 31, 2012, mainly due to the increase in credit card volume transactions and higher revenues from merchant acquiring services. Our credit card base increased 7.6% and our debit card base increased 11.1% for the year ended December, 31, 2013, both reaching a total of 53,2 million issued card.

Revenues from insurance and capitalization products totaled R$1,978 million for the year ended December 31, 2013, a 21.2% increase compared to the year ended December 31, 2012. This increase was primarily due to life and personal accident insurance products business growth.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2013 and 2012:

	For the year ended December 31
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,423	2,545	(4.8)%	(123)
Receiving Services	652	581	12.2%	71
Insurance and Capitalization	1,978	1,631	21.2%	347
Asset Management and Pension Funds	999	1,089	(8.3)%	(90)
Credit and debit cards	1,940	1,640	18.3%	300
Capital markets	416	398	4.4%	18
Trade finance	393	336	16.9%	57
Tax on services	(374)	(353)	6.0%	(21)
Others	(326)	(258)	26.1%	(68)
Total	8,100	7,610	6.4%	491

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2013 were losses of R$595 million, a R$425 million increase from losses of R$170 million for the year ended December 31, 2012. This variation is due to  higher expenses related to derivative instruments used to hedge the impact of exchange rate variation on our foreign branches, partially offset by income of R$208 million from market activities.

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2013 was an expense of R$445 million, a decrease of R$179 million compared to an expense of R$623 million for the year ended December 31, 2012.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2013 were R$13,850 million, an R$78 million increase compared to expenses of R$13,773 million for the year ended December 31, 2012.

Personnel expenses decreased R$41 million for the year ended December 31, 2013, due principally to lower labor indemnities expenses partially offset by  the impact of our collective bargaining agreement

	For the year ended December 31
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Salaries	4,315	4,304	0.3%	11
Social security	1,169	1,177	(0.6)%	(8)
Benefits	1,051	983	6.9%	68
Training	135	141	(3.9)%	(6)
Others	376	482	(22.1)%	(107)
Total	7,046	7,086	(0.6)%	(41)

Other administrative expenses increased R$118 million from R$6,686 million for the year ended December 31, 2012 to R$6,805 million for the year ended December 31, 2013. The increase was primarily due to higher expenses from specialized and technical services, property, fixtures and supplies partially offset by other administrative expenses.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, reached 38.8% in the year ended December 31, 2013, as compared to 35.7% for the year ended December 31, 2012.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,991	1,719	15.8%	272
Property, fixtures and supplies	1,248	1,171	6.6%	77
Technology and systems	1,110	1,075	3.3%	35
Advertising	461	499	(7.5)%	(37)
Communications	573	573	(0.1)%	(0)
Per diems and travel expenses	171	174	(1.9)%	(3)
Surveillance and cash courier services	570	564	1.1%	6
Other administrative expenses	681	912	(25.3)%	(231)
Total	6,805	6,686	1.8%	118

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2013 was R$1,252 million, a R$51 million increase from R$1,201 million for the year ended December 31, 2012, principally due to the amortization of our technological systems.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,693 million for the year ended December 31, 2013, an increase of R$636 million compared to R$2,057 million for the year ended December 31, 2012. This increase was mainly due to R$988 million expenses of the constitution of a fund to cover the impact of projects aimed at improving operational productivity and efficiency, partially offset by gains of R$568 million related to the installment program and cash payment of tax and social security debts.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$18.6 billion at December 31, 2013, or 7.8% compared to the year-end 2012, while non-performing assets decreased 12.7%, or R$2 billion. The default rate had a decrease of 130 basis points in 2013, compared to the same period of the prior year. The net expenses from the allowances for credit losses in 2013 decreased 15.6% compared to 2012 (R$16,5 billion), accounting for R$13,9 billion at December 31, 2013.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2013 and December 31, 2012.

	At December 31,
	2013	2012
	(in millions of R$, except percentages)
Computable credit risk(1)	257,420	238,807
Nonperforming assets	14,022	16,057
Allowances for credit losses	13,641	14,042
Ratios
Non-performing assets to computable credit risk	5.4%	6.7%
Coverage ratio(2)	97.3%	87.3%
Net Expenses	(13,900)	(16,476)
Other financial instruments not meansured at fair value	(218)	-
Total net expenses	(14,118)	(16,476)

(1)  Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)  Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows our nonperforming assets to credit risk ratio from the fourth quarter of 2012 through the fourth quarter of 2013:

Impaired Assets by Type of Customer

The following table shows our nonperforming assets by type of loan at December 31, 2013 and December 31, 2012.

	At December 31,
	2013	2012
	(in millions of R$)

Commercial, financial and industrial	6,410	6,157
Real estate – mortgage	316	283
Installment loans to individuals	7,167	9,368
Financial Leasing	129	249
Total	14,022	16,057

Commercial, financial and industrial

Non-performing assets in the portfolio of commercial, financial and industrial loans amounted to R$ 6,410 million at December 31, 2013, an increase of R$ 253 million or 4.1% compared to the same period last year.

The increase in non-performing assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, whose GDP of 2.3%  in 2013 was below initial expectations.

In 2013 the Brazilian economy was negatively impacted by the measures adopted by the Brazilian government, during the year. The Brazilian Central Bank increased the base interest rate (the SELIC rate) from 7.25% at December 31, 2012 to 10.0% at December 31, 2013 in response to inflation fears observed in the first half of the year and also to mitigate the devaluation of the Brazilian currency as a consequence of the uncertainties in the international financial markets caused by policy measures in the European and North American economy.

Trends observed in 2013 were consistent with the trend observed in 2012 and 2011, when the government measures aimed to control inflation also led to increases in production costs and adversely affected the ability of our industrial customers to honor their debts.

Despite the increase in non-performing assets, there has been a reduction in default rates since the second quarter of 2013. This behavior was mainly due to the measures adopted by the Bank in late 2012, primarily related to the reassessment of limits for loans with higher level of collateral requirements and to the review of collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts. These and other actions in 2013 helped improve the quality of this credit portfolio.

Real estate

Non-performing assets in the real estate lending portfolio totaled R$316 million at December 31, 2013, an increase of R$33 million or 11.6% compared to 2012.

The increase in non-performing assets was primarily due to the growth of this credit portfolio, which grew by 27.1% in 2013. Notwithstanding the increase in non-performing assets, the default rate in the real estate lending portfolio reached 1.24% at December 31, 2013 a decrease of 19 basis points compared to December 31, 2012.

In general, the decrease in default rate was mainly due to the improvement in the quality of this loan portfolio, as a consequence of the change in our portfolio mix in late 2012, with higher participation of collateralized mortgage loans, which we consider a strategic product due to the lower risk of default.

Installment loans to individuals

Non-performing assets in the installment loans to individuals lending portfolio totaled R$7,167 million at December 31,2013, with a reduction of 23.5%, or R$2,201 million compared to 2012.

The decrease in non-performing assets reflects the measures adopted by the Bank in late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with "predictive scoring" enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Although the Brazilian economy continues presenting an unfavorable outlook for growth, low unemployment levels and a continued rise in the real income have contributed positively to the reduction in default rates in this portfolio.

Financial Leasing

Non-performing assets in the financial leasing lending portfolio totaled R$129 million at December 31, 2013, with a reduction of 48.2%, or R$120 million compared to the same period last year, primarily due to the reduction in lending this portfolio, in line with the market trend of decreased automobile financing to individuals. This trend was also observed in 2012, when non-performing assets in the financial leasing lending portfolio decreased 38.7%, or R$157 million compared to the same period of 2011.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2013 were losses of R$345 million, mainly due to losses of R$254 million related to impairment of software, due to obsolescence and discontinuity of such systems.

Other non-financial gains/losses

Other nonfinancial gains/losses were gains of R$563 million during the year ended December 31, 2013, a R$115 million increase from gains of R$449 million during the year ended December 31, 2012, mainly due to R$ 290 million related to an increase in Webmotor’s capital and a R$154 million increase in gains related to foreclosed assets, partially offset by lower gains of sale properties to the Real Estate Fund (R$335 million for the year ended December 31, 2013 as compared to R$88 million for the year ended December, 31, 2012).

Income Taxes

Income tax expense includes: income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Income tax expenses reached R$234 million for the year of 2013, a R$197 million increase from R$37 million for the year 2012. There are some relevant permanent differences that impact the tax rate, including: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.

Discontinued  Operations

Discontinued  Operations include the results and the sale of the Asset Management. Discontinued  operations reached R$2,063 million for the year ended December, 31, 2013, a R$2,008 million increase from R$55 million for the year ended December 31, 2012, principally due to gains of the sale of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários.

(b)           Revenue variations due to changes in prices, exchange rates, inflation, changes in volume and introduction of new products and services; and

(c)           Impact of inflation, changes in prices of key inputs and products, exchange rate and interest rate, on operating and financial results of the Company.

Because we are a bank with operations in Brazil, the majority of our revenues, expenses, assets and liabilities are directly linked to interest rates. Thus, our operating results and financial condition are significantly affected by inflation, by fluctuations in interest rates, and by monetary policies enacted by the government, all of which could have a material adverse effect on the growth of the Brazilian economy, our loan portfolios, our cost of funding, and our revenues from credit operations.

Interest Rates

The normalization of local liquidity conditions and inflationary pressure in 2010 led the Brazilian Central Bank to raise rates by 375 basis points between April 2010 and July 2011, when the SELIC reached 12.50%. Nevertheless, the persistence of uncertainty in international markets and the first signs of slowdown in domestic activity led the Brazilian Central Bank to resume monetary easing in August 2011. Thus, the SELIC rate was cut by 525 basis points between August 2011 and December 2012. On October 10, 2012 the SELIC rate reached an annual rate of 7.25%, the lowest level in history. In 2013, the Brazilian Central Bank began a monetary tightening cycle due to rising inflation in the 6% range, the depreciation of the real, and a perception of the recovery of certain economic activity. The SELIC rate was increased by 275 basis points, reaching 10% on November 27, 2013 at the last monetary policy committee meeting of the year. The SELIC rate continued to increase in 2014, reaching 11.75% in December, 2014.

	Low	High(1)	Average(2)	Period-End
Year
2010	8.75	10.75	10.00	10.75
2011	11.00	12.50	11.71	11.00
2012	7.25	10.50	8.46	7.25
2013	7.25	10.00	8.44	10.00
2014	10.00	11.75	11.02	11.75

(1)   Highest month-end rate.

(2)   Average of month-end rates during the period

Our assets are predominantly fixed rate and our liabilities predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2014, a 100 basis points increase in the yield curve would have resulted in R$490 million decline in the net interest income over a one-year period.

Credit Volume

Between 2010 and 2011, outstanding credit in Brazil increased 20% on average, the household debt burden (defined as the percentage of monthly available family income owed to service debt) was 20.2% in this same period, and in the end of 2011 the non-performing loans of individuals was 7.7%. In 2012, with the economic activity slowdown, the household debt burden climbed to 22.5%, and the non-performance loans of individuals rose to 8.0%, which resulted in deceleration of outstanding credit annual growth to 16.4%. The slowdown of credit growth continued through 2013 and 2014, even with a remarkable expansion of credit supply by state-owned banks. The total outstanding credit increased 11.3% in 2014. Non-performance loans of individuals decreased to 6.5%, and the household debt burden decreased to 21.2% at the end of the year.

The total outstanding credit to GDP ratio has increased from 35.4% in December 2007 to 58.9% in December 2014. Although this is one of the highest levels ever achieved by Brazil, it is still low compared to other economies.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2014, we recorded foreign exchange losses of R$3.636 billion. In 2013, we recorded foreign exchange gains of R$551 million, and in 2012, R$378 million. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).”

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Most recently, the real was R$1.566 per U.S.$1.00 in August 2008. Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar, and reached R$2.337 per U.S.$1.00 at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per U.S.$1.00 at year end 2010. During 2011 the real depreciated and on December 31, 2011 the exchange rate was R$1.876 per U.S.$1.00. During 2012, 2013 and 2014, the real continued to depreciate and on December 31, 2014, the exchange rate was R$2.656 per U.S.$1.00.

Inflation

The adoption of inflation targeting in 1999 resulted in a significant reduction in inflation rates in Brazil (measured by the IPCA, Consumer Price Index, the official inflation rate provided by the IBGE). In recent years, inflation has been oscillating around the target, which is set by the National Monetary Council. The target has been set at 4.5% since 2005 with a tolerance interval of 2% above and below this target.

The 2008 global financial crisis contributed to the containment of inflation in 2009. However, a recovery in domestic demand and commodity price increases contributed to an increase in the rate of inflation to 5.9% in 2010. In 2011, consumer price inflation climbed to 6.5%, driven by a 9% increase in the price of services. In 2012, consumer price inflation showed a mild reduction to 5.8%, mainly due to the impact of reductions in the taxes applicable to durable goods. The inflation rate was 5.91% in 2013, well above the inflation target of 4.5%, due to inflation in the price of services of 8.7% combined with strong inflation in the price of food of 8.5%, which were partially offset by the low inflation in certain price-regulated sectors, such as urban transport fares and electricity and telecommunication tariffs. However, in 2014, regulated prices inflation increased, bringing the overall rate of consumer inflation to 6.4%. In early 2015, as a result of inertia, the impact of adjustment of tariffs and the pass through, the consumer inflation reached a level well above the ceiling of the target, and the inflation rate reached a level of 7.7% for the twelve-month period ending February 2015, the highest on record since May 2005.

Hedging in Foreign Investments

We operate a branch in the Cayman Islands and a subsidiary named Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (an independent wholly-owned subsidiary in Spain) which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments is non-taxable. This tax treatment results in volatility in the income tax line on our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses depending of any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements.

10.3        Occurred and expected events with material effects on the financial statements:

10.3        Officers should discuss the material effects that the following events may have caused or are expected to cause on the financial statements of the Company and its results:

a.                   introduction or disposal of operating segment:

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to its merger with the Commercial Banking segment.

b.            constitution, acquisition or disposal of equity interest:

Acquisition of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas H.U.A.H. S.A.

On April 7, 2014, we announced to the market that we and our controlled company Santander Getnet Serviços para Meios de Pagamento S.A. (“SGS”) executed, on April 4, 2014, a share purchase agreement, the purpose of which was the acquisition, by SGS, of 100% of the voting and total corporate capital of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas H.U.A.H. S.A. (“GetNet”).

One of the leaders among the independent companies in the Brazilian electronic payments market, GetNet has been a partner of Santander Brasil since 2010, when it began to provide services to our cards business division. This co-operation resulted in the creation of SGS, a joint venture between us and GetNet responsible for distributing POS cards.

At the Extraordinary Shareholders’ Meeting held on August 31, 2014, the shareholders of GetNet and SGS approved the merger of GetNet into SGS. On the same date, SGS had its corporate name changed to GetNet Adquirência e Serviços para Meios de Pagamento S.A. (“SGS GetNet”).

Following the conclusion of the transaction, we became the owners of shares representing 88.5% of the total corporate capital of SGS GetNet, with the previous shareholders of GetNet owning 11.5% of the total corporate capital of SGS GetNet.

The purchase price of 100% of the shares issued by GetNet was R$1.10 billion, of which: (i) R$1.02 billion were paid to the sellers on July 31, 2014, adjusted by the SELIC rate from January 31, 2014 until the date of the payment; and (ii) R$84 million will be paid in five equal annual installments as from July 31, 2014.

The transaction reinforced the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) gains related to scale’s improvement, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

Sale of Santander Securities Services Brasil DTVM S.A. (new denomination of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Central Bank of Brazil), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

Sale of the Investment Fund Management and Managed Portfolio Operations

On December 17, 2013, we concluded the sale of our asset management business, by way of disposal of all shares of Santander Brasil Asset, a company controlled by us. The asset management activities then performed by Santander Brasil Asset were segregated into a new asset manager created for that purpose. The purchase price was R$2,243 million, generating a post-tax capital gain of R$1,205 million (after deducting costs).

We will remain as the administrator of the funds and in charge of distribution activities, receiving remuneration in line with market practices. The transaction is part of a worldwide partnership between Santander Spain and two of the world’s leading private equity companies, Warburg Pincus and General Atlantic.

Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.)

On October 5, 2011, we concluded the sale of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly by Zurich Santander Brasil Seguros S.A. (the new corporate name of Santander Brasil Seguros S.A.) to the following companies: (i) Zurich Santander Insurance America S.L. (Zurich Santander), a holding company based in Spain that was 51% held (fifty one percent) by Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% held (forty nine percent) by Santander Spain, and  (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS). On June 8, 2012 SUSEP approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Spain), S.L., a holding company based in Spain that is 100% held by Zurich Santander and currently the owner of the shares initially transferred to Zurich Santander.

This closing effected the transfer (i) by us to Zurich Santander of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A. and (ii) payment of the preliminary purchase sale price to us, amounting to a net of R$2,741,102 million (received on October 5, 2011). On May 10, 2013 the final purchase price was defined by the parties in the amount of R$ 2,744,990 million, resulting in a price reduction in the aggregate amount of R$ 6,567,142 million. On September 3, 2013, we concluded the offering of preemptive rights to shareholders, in accordance with Article 253 of Brazilian Corporate Law.

The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463 million, are primarily composed of R$21,551,422 million in debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL/VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amount to R$22,349,428 million, main, represented by R$21,278,718 million in liabilities for securities agreements relating to technical provision for insurance operations and pension plans. The gain recognized in this operation was R$424,292 million, recorded as a result of our disposal of non-current assets held for sale that were not classified as discontinued operations.

This transaction fits into the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander of all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, we exclusively distribute these insurance products over the next 25 years through our branch network, with the exception of automobile insurance that is not included in the scope of the transaction. As a result of these contracts, we receive a relative payment equivalent to that received before the transaction. The operation aims to promote and strengthen our activities in the insurance market, providing a greater range of products, reaching classes of customers not currently being reached and leveraging our distribution capabilities.

c.             unusual events or operations:

Plan to Optimize Capital

On September 26, 2013, the Bank disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s capital to the shareholders for their approval ("Capital Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The Capital Optimization Plan  had the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (end of the period of opposition from unsecured creditors, approval by the Central Bank of Brazil and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP) were satisfied. The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes  shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event;  (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Central Bank of Brazil approved the issued notes to compose the Tier I and Tier II of Bank’s heritage of reference since the issuance date.

Bonus Shares and Share Reverse Spli (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the Extraordinary Shareholders Meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which resulted in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) came to be composed of one common share and one preferred share.

On April 23, 2014 the Company published Notice to Shareholders, in order to inform to the shareholders that the Central Bank of Brazil ratified, the minutes of the Extraordinary Shareholders’ Meeting held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its Controlling Shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that are not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an Extraordinary Shareholders Meeting, which resolved on the following Agenda: (a) the exit of the Bank from  Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Offer and Banco Santander filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain has published a Material Fact regarding the Exchange Offers Results held on October 30, 2014. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank, thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the USA. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

Program for taxes and social security debts

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12.996/14.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with preliminary decision  that suspended payments related to the IRPJ and da CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Accounting effects in the case of tax and social security procedures included in payment  were registered at the time of subscription on  the program through financial settlement in the amount of R$413 million, after the recorded deferred tax assets, was zero in net income.

In 2013, the Bank and its subsidiaries entered into an amnesty e program for taxes and social security debts established by Law 12.865/13 (Articles 17 and 39).

The main case included in the program is the lawsuit claiming the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Banco Santander. This lawsuit comprehend PIS and COFINS social contributions from September 2006 to April 2009, this case had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in all the cases included in the program, were registered in the moment at the of adhesion the program. As a result, contingent tax liabilities were paid in the amount of R$2,054 million, through payment of R$1,390 million and the conversion judicial deposits of R$155 million. The gain recorded on the income statements is R$505 million before taxes.

10.4        Material changes in accounting practices; exceptions and emphases contained in the auditor's opinion:

10.4        Officers should comment on:

a.                   Material changes in accounting practices:

2014

In 2014 there, were no material changes in accounting practices prepared in accordance with IFRS.

2013

Adoption to Amendments to IAS 19 - Employee Benefits (mandatory for reporting periods beginning on or after January 1, 2013), in accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively as from January 1, 2013, by adjusting the opening balances of Equity for the earliest period presented as if the new accounting policy had always been applied.

2012

As of July 2012, Santander Brazil has adopted changes issued by IASB in June 16, 2011 in IAS 1 on the "Presentation of Items of Other Comprehensive Results", The changes under IAS 1 are the result of a joint project with the Financial Accounting Standards Board (FASB) and provide guidance on the presentation of items contained in the statement of comprehensive results and their respective classification.

b.                   material effects of changes in accounting practices:

2014

In 2014, there were no significant effects caused by changes in the accounting practices.

2013

These amendments to IAS 19, eliminated the "Corridor" approach under which entities were able to opt for deferred recognition of a given portion of actuarial gains and losses, by establishing that all actuarial gains and losses must be recognized immediately in Equity.

The amendments included significant changes in the presentation of cost components, as a result of which the service cost relating to post-employments benefit obligations (past service cost and plan curtailments and settlements) and net interest cost must be recognized in profit or loss and remeasurement component (comprising basically actuarial gains and losses) must be recognized in Equity - Other Comprehensive Income and may not be reclassified to profit or loss. Details are described in Note 1.b of our financial statements.

2012

In 2012, there were no significant effects caused by changes in the accounting practices.

c.                   Exceptions and emphases in the auditor's report:

After the issuance of the Company's consolidated financial statements related to the fiscal year of 2013, which issuance was approved by the Board of Directors on March 27, 2014, the Company's management concluded that the presentation of earnings per share should be amended to include information earnings per share basic and diluted assigned to classes of common and preferred shares. As a result, earnings per share for the quarters ended March 31, 2014 and 2013 have been restated in relation to the originally published. The effect of the restatement has no impact on consolidated net income for the period, in the Consolidated Balance Sheets, the Consolidated Statements of Changes in Shareholders' Equity in the Consolidated Statements of Cash Flows or the Consolidated Statements of Comprehensive Income in both periods.

Due to the restatement of the consolidated financial statements, 2 paragraphs of emphasis were included in the Independent Auditors' Report, as follows:

Emphasis on restatement of the corresponding values

As mentioned in note 1b, due to changes in accounting practices adopted by the Bank in the consolidated financial statements for the year ended December 31, 2013, the corresponding figures for the year ended December 31, 2012, as well as the balances at December 31, 2011, were adjusted and are being restated in accordance with IAS 8 (Accounting Policies, Error Estimates changes and Correction). Our opinion does not contain restriction related to this subject.

Emphasis on restatement of financial statements

On March 27, 2014, we issued an audit report, without modification, on the consolidated financial statements of Banco Santander (Brazil) S.A., its subsidiaries and special purpose entities. As mentioned in note 1.e, the consolidated income statement for the year ended December 31, 2013 and described in note 27, have been restated to reflect the earnings per share attributable to the classes of common and preferred shares separately, as well as the effects of actions, effective grouping program in June 2, 2014, subsequent to the balance sheet date, that have been applied retrospectively, both in accordance with IAS 33 (Earnings per Share). Our view remains unchanged, considering that the consolidated income statement and note 27 have been adjusted retrospectively.

10.5        Key Accounting Policies

10.5        Officers should indicate and comment on key accounting policies adopted by the Company, exploring in particular accounting estimates made by management on uncertain and relevant issues to the description of the financial position and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for testing the recovery of assets and financial bonds.

Estimates Used

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the Bank's management in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in conformity with IFRS issued by IASB and the interpretations of the IFRS Interpretation Committee, are best estimates made in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and consolidated entities in order to quantify certain assets, liabilities, income, expenses and explanatory notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:

                •  Fair value measurement of certain financial instruments are further discussed in note 2-d.

                • Allowance for loan losses are further discussed in note 2-h.

• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are further discussed in note 2-m and 2-n.

                • Measurement of goodwill in a business combination are further discussed in note 2-n.

                • The useful life of tangible and intangible assets are further discussed in note 2-m, 2-n and 14.

                • Other assets are further discussed in note 2-k and 2-o.

                • Provisions, contingent assets and liabilities are further discussed in note 2-q.

                • Post-employment benefits are further discussed in note 2-w.

                • Recognition and evaluation of deferred taxes are further discussed in note 2-z.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The main assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

                • Changes in deposit amounts, customer basis and defaults by borrowers;

                • Changes in interest rates;

                • Changes in inflation rates;

                • Government regulation and tax matters;

                • Adverse legal or regulatory disputes or proceedings;

                • Credit, market and other risks of lending and investment activities;

                • Changes in market values of Brazilian securities, particularly Brazilian government securities; and

                • Changes in regional, national and international business and economic conditions.

Accounting Practices

The accounting policies and measurement bases used in preparing the consolidated financial statements were as follows:

Classification of financial instruments

a)                  Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Central Bank”, “Hedging derivatives” and “Investment in associates”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

                   • Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

                   • Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

                • Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

                • Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

b)                  Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

                • Cash and balances with the Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

                • Loans and receivables: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in banking transactions and services, such as the collection of rentals and similar items.

                •  Loans and amounts due from credit institutions: credit of any nature in the name of credit institutions.

                •  Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

                • Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

                • Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

                • Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

                • Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

                • Investments in associates: includes the investments in the share capital of associates.

c)            Classification of financial liabilities for measurement purposes

 Financial liabilities are classified for measurement purposes into one of the following categories:

                • Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the direct sale of financial assets purchased under resale agreements or borrowed (“Short positions”).

                • Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

                • Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the abovementioned categories which arise from the funding-taking activities carried on by financial institutions.

d) Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

                • Deposits from the Central Bank: deposits of any nature received from the Central Bank.

                • Deposits from credit institutions: deposits of any nature, including Borrowings and Onlendings and money market funding received from credit institutions.

                • Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from customer.

                • Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

                • Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

                • Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

                • Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

                • Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

                • Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

Measurement of financial assets and liabilities and recognition of fair value changes

a) Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimated the fair value of an asset or a liability, the bank takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset and liability at measurement date.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectability. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

b) Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

c) Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

✓  Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

✓  Level 2: The information that is not included in Level 1 that is observable for the asset or liability either directly or indirectly. Level 2 generally includes internal models to estimate the price, in this case are used observable inputs in active markets.

✓  Level 3:  Records financial assets and liabilities which are not used observable market data to make the measurement.

Impairment of financial assets

a) Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:

                • All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

                • The various types of risk to which each instrument is subject; and

                • The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduce the exposure to credit risk, are based on an individual basis or grouped by similarity.

                • Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

                • Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default. LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

• In addition, prior to charging off past due loans (which is only done after the Bank have completed all recovery efforts), is composed fully provision the remaining balance of the loan so our allowance for loan losses fully cover the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

b) Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income.

When there is objective evidence that the aforementioned differences are due and the loss is considered permanent, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses considered as permanent relating to an investment in equity instruments are not reversed in subsequent periods.

c)                   Equity instruments measured at cost

The amount of impairment losses on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses of recoverable amounts are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may be impaired (carrying amount exceeds its recoverable amount either for use or sale). The assessment of property is done through reports prepared by independent companies.

Once a reduction in the impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software are developed internally. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

a) Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is recognized only when the amount of the consideration of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that cannot be individually identified and recognized separately.

At the end of each reporting period or whenever there is any indication of impairment, goodwill is reviewed for impairment (impairment test) and, if there is any impairment, the goodwill is written down against Impairment losses on Goodwill and other intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to its carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise it based on their respective fair values at the date of purchase.

In the case of a business combination achieved in stages, prior interest in the acquire is measured again at fair value at acquisition date when control of the acquire is obtained.

b) Other intangible assets

It is a non-monetary asset without physical substance. It basically arises from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Note 42-b financial statements contains more information regarding third-party assets managed by the Bank.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well in analysis of the discontinuity of the asset in relation to the activities of the Bank.

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings  related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not accounted for, except when there are guarantees or favorable court decisions, with respect to which no appeal is possible, characterizing the gain as virtually certain. Assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions recognized are sufficient to cover losses from judicial and administrative proceedings, and it also believes that, in the aggregate, they will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 21.c of our financial statements. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this new accounting policy involves, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (Statements of Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately".

Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

10.6        Internal controls covering the financial statements; efficiency and deficiency level; recommendations contained in the auditor's report:

10.6        With respect to internal controls adopted to ensure the preparation of reliable financial statements, officers should comment on:

a.            Efficiency level of such controls, indicating possible flaws and actions taken to correct them:

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For us, generally accepted accounting principles refer to IFRS.

Our internal control over financial reporting includes those policies and procedures that:

•        pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•        provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and officers; and

•        provide reasonable assurance of prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting to the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its Internal Control – Integrated Framework 2013. These guidelines have been extended and installed in our Group companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

It is worth mentioning the controls performed by GetNet company before are not being considered in the scope in 2014. The acquisition of GetNet occurred in 2014 then the Bank has until one year to register them in its Model.

Risk Management Integrated Framework

The documentation process in our companies has been constantly directed and monitored by a global coordination team, which set the guidelines for its development and supervised its execution at the unit level.

The general framework is consistent, as it assigns to management specific responsibilities regarding the structure and effectiveness of the processes related directly and indirectly with the production of consolidated financial statements, as well as the controls needed to mitigate the risks inherent in these processes.

Under the supervision and with the participation of our management, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the framework set by COSO.

Based on this assessment, our management believes that, as of December 31, 2014, its internal control over financial reporting was effective based on those criteria.

Our internal audit company Deloitte Touche Tohmatsu Auditores Independentes, issued an audit report attesting the effectiveness of our internal controls on the issuance of financial reports in December 31, 2014.

b. deficiências e recomendações sobre os controles internos presentes no relatório do auditor independente

The review made on the effectiveness of the internal controls environment of 2014, in the companies of Santander Bank, pursuant to section 404 of Sarbanes-Oxley Act, was finalized in March 30, 2015 and it did not identified any significant deficiency or material weakness.

10.7        Allocation of funds from public offers of distribution, and possible deviations:

10.7        If Santander Brazil has made any public offering of securities, the officers should comment on:

(a)           How the proceeds from the offering were used:

Santander Brasil did not made a public offering of distribution of securities in the fiscal years of 2012, 2013 and 2014. The Company informs that the Share Exchange Offer held in 2014, by the Company’s Controlling Shareholders Banco Santander, S.A., mentioned on item 10.3 c), did not resulted in any allocation of funds to Santander Brasil.

(b)           If there were any significant deviations between the effective allocation of funds and the allocation proposals disclosed in the prospectus of distribution:

Not applicable.

(c)           In case of deviations, the reasons for such deviations:

Not applicable.

10.8        Relevant items not evinced in the financial statements:

10.8        Officers should describe the relevant items not evinced in the financial statements of the issuer, indicating (at year end):

(a)           assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as:

i. leases, assets and liabilities:

On December 31, 2014, the Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2014 is R$ 2,522 million, of which R$ 655 million up to 1 year, R$ 1,497 million from 1 year to up to 5 years and R$ 370 million after 5 years. Additionally, Banco Santander has contracts for indeterminate term, totaling R$ 967 thousands monthly rent corresponding to the contracts with this characteristics. Payment of operating leases recognized as expenses were R$ 679 million.

On December 31, 2013, the total of future minimum payments under non-cancellable operating leases was R$ 2,638,941, of which R$ 688 million within 1 year, R$ 1,628 million between 1-5 years and R$ 323 million over 5 years. Additionally, Banco Santander has contracts for an indeterminate term, in the amount of R$ 2 million corresponding to the monthly rent of the contracts with this characteristics. Operating lease payments recognized as an expense in the financial year 2013 were in the amount of R$ 714 million.

On December 31, 2012, the total of future minimum payments under non-cancellable operating leases was R$ 2,373,881, of which R$ 606 million within 1 year, R$ 1,511 million between 1-5 years and R$ 256 million over 5 years. Additionally, Banco Santander has contracts for an indeterminate term in the amount of R$ 2 million corresponding to the monthly rent of the contracts with this characteristics. Operating lease payments recognized as an expense in the mentioned year were in the amount of R$ 620 million.

The rental contracts will be adjusted annually in accordance with applicable laws in force, while the highest percentage is in accordance with IGPM, It is secured to the tenant the right to terminate the contract unilaterally, at any time, according to contract clauses and current laws.

ii. written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating the respective liabilities:

Not applicable; no off-balance sheet items.

iii. contracts for future purchase and sale of products or services:

Not applicable; no off-balance sheet items.

iv. contracts for unfinished construction works:

Not applicable; no off-balance sheet items.

v. contracts for future financing receivables:

Not applicable; no off-balance sheet items.

(b)           Other items not evinced in the financial statements:

Not applicable.

10.9        Comments on items not evinced in the financial statements:

10.9        In relation to each of the items not evinced in the financial statements, as indicated in subsection 10.8, the officers should comment:

(a)           How such items change or may change revenues, expenses, operating income, financial expenses or other items of financial statements:

Items mentioned in subsection 10.8. No further effects to be evinced.

(b)           Nature and purpose of the operation:

Items mentioned in subsection 10.8. No further effects to be evinced.

(c)           Nature and amount of obligations undertaken and rights created in favor of the Company as a result of the operation:

Items mentioned in subsection 10.8. No further effects to be evinced.

10.10     Business Plan

10.10     Officers should indicate and comment on the key elements of the Company's business, specifically the following topics:

a.            Investments, including:

i. quantitative and qualitative description of ongoing and planned investments

ii. sources of investment financing

iii. relevant ongoing divestments planned divestments

Our principal capital expenditures include investments in information technology (“IT”). Our IT platform focuses on our customers and supports our business model. In 2014, 2013 and 2012, total investments in information technology were R$ 1,029 million, R$ 1,014 million and R$ 958 million, respectively.

In 2013 and 2014, we continually improved our technology platform by means of investments in systems and hardware renewal. During these years, our main projects were: the construction of a new data center with the most advanced requirements in terms of data centers, the inclusion of security features for biometrics and the renewal of our electronic channels.

Technology management by specialized companies within the Santander Group enables us to achieve a global scale and other benefits similar to outsourcing, without the loss-of-control that is often seen when outsourcing core activities.

Our major divestitures in the past three fiscal years were the sale, in December 2013, of our asset management business to a holding company owned by Santander Spain and the private equity funds Warburg Pincus and General Atlantic for R$ 2,243 million, and the sale, in 2012 and 2013, of real estate assets, mainly branches, to Santander Real Estate Mutual Fund (Santander Agências Fundo de Investimento Imobiliário), that generated gains of R$335 million and R$ 88 million, respectively.

For year 2015 we will continue providing investments in technology information, in the approximate amount of R$880 million. The investments for infrastructure, particularly for completion of Project Biometria and hardware renovation will be approximately R$ 330 million. Santander Brazil also provides the investment of R$ 550 million in systems, related mainly to the development of the new Internet Banking and the identification and management of risks.

 b.           If already disclosed, indicate the acquisition of plants, equipment, patents, or other assets that may materially affect the Company's production capacity:

In 2014, we opened and completed the migration of our operation to the new data processing center, located in Campinas, which we believe is the largest technology center in Latin America, with 800 thousand square meters.

c.             New products and services, including:

i.             description of research in progress already disclosed

ii.            total amounts paid by the Company in research and development for new products or services

iii.           Projects in progress already published

iv.           Total amounts paid by the Company in developing new products or services

On July 31, 2014 we completed the acquisition of the operations of GetNet. The acquisition of GetNet was announced in April 4, 2014.

The acquisition of GetNet has given us more flexibility to invest in, and influence business strategy within, the Brazilian electronic payments segment, creating opportunities for us to gain scale in this segment and to take advantage of the product portfolio and services of GetNet.

During the second quarter of 2014, we launched Santander Conta Conecta aimed at micro entrepreneurs, liberal and independent professionals, individuals or small companies. The offer consists of the benefits of a current account service package appropriate to the needs of the relevant /customer segment, along with the iZettle card reader, which enables customers to accept card payments through their internet-connected smartphone or tablet.

10.11     - Business Plan

10.11     Comment on other factors that have materially affected the operating performance and that have not been identified or discussed in other subsections of this section:

All factors that have materially affected the Company's operating performance have been identified and discussed here in this section; so, there are no further factors to review.

* * * *

EXHIBIT II - PROPOSAL BY MANAGEMENT FOR ALLOCATION OF THE

NET INCOME FOR THE FISCAL YEAR

(As per CVM Instruction No. 481, Article 9, paragraph 1, sub-paragraph II)

1. Inform net income for the fiscal year

The net income for 2014 was R$ 2.152.904 thousand on the individual and R$2.161.170 thousand on the consolidated financial statements.

The calculation of net income and allocations to reserves, in addition to the amounts of dividends and interest on equity available for distribution, is based on the Company’s individual financial statements prepared according to the BRGAAP, and may differ from the consolidated net income, primarily on account of unrealized results ascertained among the consolidated companies.

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on equity already declared

At each Ordinary Shareholders’ Meeting of the Board of Directors should make a recommendation regarding allocation of net income for the preceding year, which will be the subject of approval by the shareholders.

Year 2014	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Intermediary Dividend	03/26/14	120,193	0.00028971	0.00031868	0.03186781	0.00028971	0.00031868	0.03186781	08/28/14
Intermediary Dividend	06/25/14	400,000	0.05050050	0.05555055	0.10605105	0.05050050	0.05555055	0.10605105	08/28/14
Intermediary Dividend	09/25/14	220,000	0.02777379	0.03055117	0.05832497	0.02777379	0.03055117	0.05832497	02/26/15
Interest on Equity	12/30/14	690,000	0.08721201	0.09593321	0.18314521	0.07413020	0.08154323	0.15567343	02/26/15

	Total	1,430,193	0.16577601	0.18235361	0.37938904	0.15269421	0.16796363	0.35191725

In 2014, the Board of Directors approved the payment of interest on equity to our shareholders amounting to R$ 690 million and dividends amounting to R$ 740 million, ad referendum of the annual general meeting. These sums were paid on August 28, 2014 and February 26, 2015, as summarized in the table below:

3. Inform the percentage of net income for the year distributed

In 2014, 69,93% of Santander Brasil’s net income was distributed following allocations to the legal reserve, as per the individual financial statements prepared in accordance with the Accounting Practices adopted in Brazil (BRGAAP), as set forth in Corporate Law, and the rules of the CMN, the Central Bank and the CVM, as shown below.

Description	2014	2013	2012
Net Income (in R$ 000)	2,152,904	1,625,558	3,187,378
(-) Legal Reserve	107,645	81,278	159,369
(=) Adjusted Net Income for Dividends purposes	2,045,259	1,544,281	3,028,009
Mandatory Dividends (25%)	511,315	386,070	757,002
Interest on Equity	690,000	300,000	1,020,000
Interim Dividends	740,193	1,144,473	1,158,950
Total (Interest on Equity + Dividends) (ii)	1,430,193	1,444,473	2,178,950

Dividends Exceeding the Mandatory Dividends	918,878	1,058,403	1,421,948

% of the Income Distributed (ii) / (i)	69,93%	93.54%	91.96%

Dividends based on income of previous years (iii)	99,807	955,527	491,050

% of the Income Distributed (ii) + (iii) / (i)	74,81%	155.41%	88.18%

4. Inform the total amount and the amount per share of dividends distributed based on net income for previous years.

In 2014, the Board of Directors authorized the payment of dividends out of the Dividend Equalization Reserve in an amount of R$ 100 million, for subsequent approval at the Ordinary Sharehoder´s Meeting. This amount was paid on August 28, 2014, as the table below shows in summarized form.

Year 2014	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Dividends on account of statutory reserves	03/26/14	99,807	0.00024057	0.00026463	0.02646285	0.00024057	0.00026463	0.02646285	08/28/14

	Total	99,807	0.00024057	0.00026463	0.02646285	0.00024057	0.00026463	0.02646285

5. Inform, net of prepaid dividends and interest on equity already declared:

a. the gross amount of dividends and interest on equity, separately, per each type and class of share

In 2014, interest on equity amounting to R$ 690 million and dividends amounting to R$ 740 million were paid in advance, as mentioned in section 2 above.  Other than these amounts, no other dividends and/or interest on equity were paid, related to the net income of fiscal year of 2014.

a. form and period of payment of dividends and interest on equity

Not applicable.

c. any application of monetary restatement and interest on dividends and interest on equity

Not applicable.

d. date of declaration of payment of dividends and interest on equity taken into account for identifying shareholders entitled to receive them

Not applicable.

6. In the event there has been declaration of dividends or interest on equity based on income ascertained in half-year balance sheets or in shorter periods

a. inform the amount of dividends or interest on equity already declared

b. inform the respective payment dates

On March 26, 2014, the Board of Directors approved, ad referendum of the Ordinary Shareholders’ Meeting to be held by April 30, 2015, the Executive Board’s proposal regarding declaration of the following revenues:

•         Intermediary Dividends, pursuant to art. 37, III, of the Company's Bylaws, based on the Dividend Equalization Reserve, in the amount of R$ 99,807,335.16, corresponding to R$0.00024057 per Common Share, R$ 0.00026463 per Preferred Share and R$ 0.02646285 per Unit.

•         Interim Dividends, pursuant to art. 37, II, of the Company's Bylaws, based on profits calculated in the balance specifically for this purpose, on February 28, 2014, in the amount of R$120,192,664.84, equivalent to R$ 0.00028971 per Common Share, R$ 0.00031868 per Preferred Share and R$ 0.03186781 per Unit.

Were entitled to receive the dividends approved at the meeting of March 26, 2014, the shareholders who were registered in the Company's books at the end of the day March 26, 2014. Thus, as of March 27, 2014 (inclusive), Santander Brasil shares were traded "ex-dividend". The dividends were paid on August 28, 2014.

On June 25, 2014 the Board of Directors approved, ad referendum of the Ordinary Shareholders Meeting to be held until April 30, 2015, the proposal of the Executive Board on the interim dividend declaration, pursuant to art. 37, II, of the Company's Bylaws, based on profits calculated in the balance specifically for this purpose, on May 31, 2014, in the amount of R$ 400,000,000.00, equivalent to R$ 0.05050050 per Common Share, R$ 0.05555055 per Preferred Share and R$ 0.10605105 per Unit. Were entitled to the interim dividend approved at the meeting of June 25, 2014, the shareholders who were registered in the Company's books at the end of June 25, 2014. Therefore, as of June 26, 2014 (inclusive), the shares of Santander Brazil were traded ex-dividend. The dividends were paid on August 28, 2014.

On September 25, 2014, the Board of Directors approved ad referendum of the Ordinary Shareholders Meeting to be held until April 30, 2015, the proposal of the Executive Board on the interim dividends declaration, pursuant to art. 37, II, of the Company's Bylaws, based on profits calculated in the balance specifically for this purpose, on August 31, 2014, in the amount of R$ 220,000,000.00, equivalent to R$0.02777379 per Common Share, R$ 0.03055117 per Preferred Share and R$ 0.05832497 per Unit. Were entitled to the interim dividend approved at the meeting of September 25, 2014, the shareholders who were registered in the Company's books at the end of September 25, 2014. Thus, as of September 26, 2014 (inclusive), the shares of Santander Brasil were traded ex-dividend. The dividends were paid on February 26, 2015.

On December 30, 2014, the Board of Directors approved, ad referendum of the Ordinary Shareholders Meeting to be held until April 30, 2015, the proposal of the Executive Board, the declaration of interest on the Company's capital comprising the period from January to December 2014, the gross amount of R$690,000,000.00, equivalent to R$ 0.08721201 per Common Share, R$ 0.09593321 per Preferred Share and R$ 0.18314521 per Unit, which after less the amount related to withholding tax, the net amount equivalent to R$ 0.07413020 per Common Share, R$ 0.08154323 per Preferred Share and R$ 0.15567343 per Unit, except for exempt shareholders and/or exempted. Were entitled to interest on capital shareholders who were registered in the Company's books at the end of December 30, 2014. Thus, as of December 31, 2014 (inclusive), the shares of Santander Brasil were negotiated ex-interest on capital. Interest on equity was paid on February 26, 2015.

Below is summary of dividends and interest on equity anticipated in 2014:

Year 2014	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/26/14	120,193	0.00028971	0.00031868	0.03186781	0.00028971	0.00031868	0.03186781	08/28/14
Intermediary Dividend	06/25/14	400,000	0.05050050	0.05555055	0.10605105	0.05050050	0.05555055	0.10605105	08/28/14
Intermediary Dividend	09/25/14	220,000	0.02777379	0.03055117	0.05832497	0.02777379	0.03055117	0.05832497	02/26/15
Interest over Capital	12/30/14	690,000	0.08721201	0.09593321	0.18314521	0.07413020	0.08154323	0.15567343	02/26/15

	Total	1,430,193	0.16577601	0.18235361	0.37938904	0.15269421	0.16796363	0.35191725

7. Provide a comparative table showing the following amounts per type and class of share:

a. net income for the year and the previous 3 (three) years

The net income for the last 3 years is shown below, as per Santander Brasil’s individual financial statement prepared in accordance with the Brazilian GAAP as set forth in Brazilian Corporate Law and the rules of the National Monetary Council (CMN), the Central Bank of Brazil and the Brazilian Securities Commission (CVM):

Description	2014	2013	2012
Net Income (in thousands of R$)	2,152,904	1,625,558	3,187,378
Income per share (in R$)
Common Share	0.28325	0.00407	0.00799
Preferred Share	0.28325	0.00407	0.00799

Common Shares (in thousands)	3,869,850	212,841,732	212,841,732
Preferred Shares (in thousands)	3,730,991	186,202,385	186,202,385

b. dividend and interest on equity distributed in the previous 3 (three) years

Year 2014	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/26/14	120,193	0.00028971	0.00031868	0.03186781	0.00028971	0.00031868	0.03186781	08/28/14
Intermediary Dividend	06/25/14	400,000	0.05050050	0.05555055	0.10605105	0.05050050	0.05555055	0.10605105	08/28/14
Intermediary Dividend	09/25/14	220,000	0.02777379	0.03055117	0.05832497	0.02777379	0.03055117	0.05832497	02/26/15
Interests on Equity	12/30/14	690,000	0.08721201	0.09593321	0.18314521	0.07413020	0.08154323	0.15567343	02/26/15

	Total	1,430,193	0.16577601	0.18235361	0.37938904	0.15269421	0.16796363	0.35191725

Year 2013	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/27/13	300,000	0.00072005	0.00079205	0.07920550	0.00061204	0.00067325	0.06732467	08/29/13
Intermediary Dividend	09/26/13	144,473	0.00034743	0.00038217	0.03821685	0.00034743	0.00038217	0.03821685	02/26/14
Intermediary Dividend	12/30/13	1,000,000	0.00240606	0.00264666	0.26466650	0.00240606	0.00264666	0.26466650	02/26/14

	Total	1,444,473	0.00347353	0.00382089	0.38208884	0.00336553	0.00370208	0.37020802

Year 2012	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/28/12	400,000	0.00096000	0.00105600	0.10560011	0.00081600	0.00089760	0.08976009	08/29/12
Interest on Equity	06/27/12	170,000	0.00040812	0.00044893	0.04489280	0.00034690	0.00038159	0.03815888	08/29/12
Interest on Equity	12/19/12	450,000	0.00108036	0.00118840	0.11883995	0.00091831	0.00101014	0.10101396	02/26/13
Intermediary Dividend	06/27/12	410,000	0.00098428	0.00108271	0.10827087	0.00098428	0.00108271	0.10827087	08/29/12
Intermediary Dividend	09/26/12	498,950	0.00119783	0.00131762	0.13176175	0.00119783	0.00131762	0.13176175	02/26/13
Intermediary Dividend	12/19/12	250,000	0.00060020	0.00066022	0.06602220	0.00060020	0.00066022	0.06602220	02/26/13

	Total	2,178,950	0.00523080	0.00575388	0.57538767	0.00486352	0.00534988	0.53498774

8. In the event of earnings allocated to the legal reserve

a. identify the amount allocated to the legal reserve

Of the net income for the year 2014, amounting to R$ 2,152,904 thousand, 5% was allocated to constituting the legal reserve in the amount of R$ 107,645 thousand.

b. detail the manner in which the legal reserve is calculated

According to article 193 of Corporate Law, it is mandatory to constitute legal reserves to which 5% of the net income for each year must be allocated until the total amount of the reserve is equal to 20% of the capital stock.  However, allocation to the legal reserve may not occur in any year in which the legal reserve plus the other capital reserves constituted exceed 30% of the capital stock. Any net losses may be charged to the legal reserve.

9. In case the bank has preferred shares entitled to fixed or minimum dividends

a. describe the manner in which the fixed or minimum dividends are calculated

There are no preferred shares entitled to fixed or minimum dividends in the Company’s by-laws. Preferred shares ensure their holders, among other rights, priority in the distribution of dividends, in addition to dividends 10% higher than those attributed to common shares.

b. inform whether the net income for the year is sufficient for full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid portion is cumulative

Not applicable.

d. identify the total amount of fixed or minimum dividends payable to each class of preferred shares

Not applicable.

d. identify fixed or minimum dividends payable per preferred share of each class

Not applicable.

10. In relation to mandatory dividend

a. describe the calculation method provided for in the bylaws

The Company’s by-laws provide that an amount of no less than 25% of net income, after deducting allocations to legal and contingency reserves, should be available for distribution in the form of dividends or interest on equity in any year. This amount represents the mandatory dividends. The calculation of net income and allocations to reserves, in addition to the amounts available for distribution is based on our financial statements prepared according to the Accounting Practices adopted in Brazil (BRGAAP).

b. inform whether it is being paid in full

In 2014, the mandatory dividend was paid in full as shown in the spreadsheet below:

Description	2014	2013	2012
Net Income	2,152,904	1,625,558	3,187,378
(-) Legal Reserve	107,645	81,278	159,369
(=) Income for Distribution	2,045,259	1,544,281	3,028,009
Mandatory Dividend (25%)	511,315	386,070	757,002
Interest on Equity Distributed	690,000	300,000	1,020,000
Dividends Distributed	740,193	1,144,473	1,158,950
Total (Interest on Equity + Dividends)	1,430,193	1,444,473	2,178,950
Dividend Exceeding the Mandatory	918,878	1,058,403	1,421,948

c. inform any amount retained

No minimum mandatory dividend was retained

11. In the event the mandatory dividend is retained on account of the bank’s financial position

a. inform the amount retained

Not applicable.

b. describe in detail the bank’s financial position, including aspects involving analysis of liquidity, working capital and positive cash flows

Not applicable.

c. justify the retention of dividends

Not applicable.

12. Where income is allocated to the contingency reserve

a. identify the amount allocated to the reserve

No income was allocated to constituting the contingency reserve.

b. identify the loss considered probable and its cause

Not applicable.

c. explain why the loss was considered probable

Not applicable.

d. justify the constitution of reserves

Not applicable.

13. Where results are allocated to the fiscal incentive reserve

a. inform the amount allocated to the unrealized income reserve

No income was allocated to constituting the unrealized income reserve.

b. inform the nature of unrealized income that gave rise to the reserve

Not applicable.

14. Where results are allocated to the statutory reserves

a. describe the statutory clauses that establish the reserve

The by-laws of Santander Brasil establish that after deduction of the amounts allocated to the legal reserve and the mandatory dividend, the remaining balance of the adjusted net income may be allocated to the reserve for equalization of dividends, which may not exceed 50% of its capital stock.

b. identify the amount allocated to the reserve

In the proposed allocation of net income for 2014, the remaining balance of R$ 615,066 thousand after deduction of the legal reserve, dividends and interest on equity was allocated to the reserve for equalization of dividends.

c. describe how the amount was calculated

This refers to the remaining balance of net income for 2014, after deduction of the legal reserve, dividends and interest on equity.

15.Where retention of income is provided for in the capital budget

a. identify the amount retained

There was no retention of income by Santander Brasil, according to the capital budget.

b. provide a copy of the capital budget

Not applicable

16. Where income is allocated to the fiscal incentive reserve

a. inform the amount allocated to the reserve

No income was allocated to constituting the fiscal incentive reserve.

b. explain the nature of the allocation

Not applicable.

* * * *

EXHIBIT III

PROPOSAL TO ELECT THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR A NEW TERM OF OFFICE AND FURTHER INFORMATION

 (Pursuant to article 12.5 à 12.10, Appendix A of the Instruction CVM 552)

12.5. According to each of the member of the Management and members of the Fiscal Council of the Company, indicate, in table form:

Name	Sergio Agapito Lires Rial
Date of Birth	1960/07/28
Job	Economist
CPF or passport number	595.644.157-72
Post occupied	Chairman of the Board of Directors
Election date	2015/03/03
Take Office date	2015/03/27
Term of office	OGM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	1
Information about:

Mr. Sergio Agapito Lires Rial is Brazilian and was born on July 28, 1960. Mr. Rialwas Chief Executive Officer of Marfrig Global Foods S.A., and is a member of the Board of Directors of Cyrela Brazil Reality S.A. His professional career includes the posts Vice-President Executive Officer and World Chief Financial Officer of Cargill, being also part of the Board of Directors of such company, where he developed his functions for 9 years. He was a Managing Director of Banco de Investimentos Bear Stearns & Co., in New York, officer of ABN AMRO Bank and member of the Board of Directors of ABN AMRO Bank in Netherlands, as well as member of the Board of Directors of Mosaic Fertlizers. He has a degree in Law for the Universidade Federal do Rio de Janeiro (UFRJ) and in Economics for Universidade Gama Filho, and also has MBA for the Instituto Brasileiro de Mercado de Capitais (IBMEC – São Paulo), specialization for the Harvard Business School, Wharton University and INSEAD, in France.

Describe any of the following events that have taken place over the last 5 years

Mr. Sergio Agapito Lires Rial states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	Jesús Maria Zabalza Lotina
Date of Birth	1958/04/16
Job	Engineer
CPF or passport number	236.328.588-37
Post occupied	Vice- Chairman of the Board of Directors
Election date	2013/03/06
Take Office date	2013/06/06
Term of office	OGM of 2015
Other post or occupation on the company	Chief Executive Officer
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	1
Information about:

Mr. Jesús Maria Zabalza Lotina is Spanish and was born on April 16, 1958. He graduated with a degree in Industrial Engineering and always has worked in the financial markets. In 1982, he started his career at Banco Vizcaya, where he occupied the position of Officer at various locations in Cádiz, Granada, Sevilla and Zaragoza. Six years later, he served as an Officer in the Burgos Region, with BBV. He followed his career always occupying the highest positions at BBV and right after that at Banco Hipotecário and Caixa Postal, where he occupied the position of General Officer in both entities, which were already part of Argentaria. Starting in 1996, he worked for six years at La Caixa, in Madrid, as Assistant Officer, where he was responsible for the expansion process starting from Cataluña, and where he was also member of the Directive Board. In 2002, he was General Officer of Banco Santander and of the Latin America Division. He also occupied the position of First Vice president of the Board of Directors of Banco Santander Chile and was a member of the Board of Directors of Santander Mexico. From 2002 to 2010, he occupied the positions of President of the Board of Directors of Santander Colombia and of Bancorp, in Porto Rico. He is also Vice president of the Spanish Association of Executives of Finance (AEEF). Today, he occupies the post of our Chief Executive Officer and he is also the Vice-Chairman of our Board of Directors of Santander Brasil; Chairman of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A.; and member of the Board of Directors of Universia Brasil S.A.

Describe any of the following events that have taken place over the last 5 years

Mr. Jesús Maria Zabalza Lotina states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	José Antonio Alvarez Alvarez
Date of Birth	1960/01/06
Job	Executive
CPF or passport number	233.771.448-97
Post occupied	Member of the Board of Directors
Election date	2013/04/29
Take Office date	2013/06/06
Term of office	OGM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3
Information about:

Mr. José Antonio Alvarez Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in business administration and economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the Head of Finance Management and in November 2004 he was elected as Chief Financial Officer. He served as Head of the Finance Division of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as financial officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also Chief Financial Officer for Banco Hipotecario de España, S.A. in Spain from 1993 to 1995 and Vice President of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993, as well as roles at Banco de Crédito Industrial and Instituto Nacional de Industria. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002 and Chairman of the European Banking Federation Banking Supervision Committee from 2009 - 2012. Today he is the CEO of Santander Group, member of the Board of Directors of Santander Consumer Finance, S.A., member of the Supervisory Board of Bank Zackodni WBK, S.A., member of the Supervisory Board of Santander Consumer Bank AG and Santander Consumer Holding GmbH, member of the Supervisory Board of Santander Holdings USA, INC. till January 2015.

Describe any of the following events that have taken place over the last 5 years

Mr. José Antonio Alvarez Alvarez states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	José Maria Nus Badía
Date of Birth	1950/02/09
Job	Economist
CPF or passport number	78052689G
Post occupied	Member of the Board of Directors
Election date	2015/04/30
Take Office date	(pending approval process by Brazilian Central Bank)
Term of office	OGM of 2017
Other post or occupation on the company	No
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	0
Information about:

Mr. Jose Maria Nus Badía serve as Chief Risk Officer at Banco Santander, S.A. and has been its Senior Executive Vice-President since January 19, 2015. Mr. Nus Badía served as an Executive Vice President of Risk, Head of Strategic Planning of Risk Division and Executive Director at Banco Santander, S.A. since March 2014 to January 19, 2015. Mr. Nus Badía served as Executive Vice President of Santander UK Operations at Banco Santander, S.A. Mr. Nus Badía served as the Chief Risk Officer and Executive Director at Santander UK plc from March 17, 2011 to March 1, 2014. He has also been Executive Vice President, Risk in Argentaria and Bankinter, and member of the board of directors in Banco de Vitoria, Banco de Negocios Argentaria, Banco de Credito Local and Banco de Alicante. He joined Santander UK in 2010 as Executive Director and Chief Risk Officer. He served as an Executive Director and Chief Risk Officer of Banesto. Previously, he was Chief Risk Officer at Banco Espa ol de Credito, S.A., where he was a member of the Board and member of the Executive Committee. He has been an Executive Director at Alliance & Leicester plc since March 17, 2011. He is a member of the board of Societat Catalana d'Economia.

Describe any of the following events that have taken place over the last 5 years

Mr. Jose Maria Nus Badía states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	Conrado Engel
Date of Birth	1957/05/30
Job	Engineer
CPF or passport number	025.984.758-52
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OGM of 2015
Other post or occupation on the company	Vice- President Officer and Member of Risk Committee
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	2
Information about:

Mr. Conrado Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica – ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the responsible officer for the business related to credit cards for Banco Nacional-Unibanco. In 1998 he was elected CEO of Financeira Losango. In October 2003 he became responsible for the retail business of HSBC in Brazil and was a member of its Executive Committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail business and member of Directive Committee of HSBC in the region of Pacific and Asia, in Hong Kong. In May 2008 he was appointed group general manager and took office as CEO of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice president executive officer, responsible for our retail business. He is also a member of the Risk Committee of Santander Brasil, Chief Executive Officer and member of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil, Chief Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A. and member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Describe any of the following events that have taken place over the last 5 years

Mr. Conrado Engel states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	José de Paiva Ferreira
Date of Birth	1959/03/01
Job	Manager
CPF or passport number	007.805.468-06
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OGM of 2015
Other post or occupation on the company	Vice- President Officer and Member of Risk Committee
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3
Information about:

Mr. José de Paiva Ferreira is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started to work at Banco Bradesco in 1973 and occupied many different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice president Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001 he occupied the position of e-Business Officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil in order to work at Banco Banespa as Vice president Executive Officer, responsible for the Operational Resources department. From 2003, he became Vice president Executive Officer responsible for Marketing, Products, and Retail Business for Santander Brasil. In 2008 he became the CEO of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice president Executive Officer, responsible for the Retail Business. In March 2011 he became Director of the Santander’s Board of Directors, and joined the Board business group based in Los Angeles, California, USA, where his main activities involved technological innovations, and he also acted as Senior Executive Vice President Officer, being responsible for different businesses of the Group. Currently, he is a member of our board of directors, and since July 2013 he also acted as Senior Vice president Executive Officer, being responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. He is also an officer of Santander Securities Services Brasil DTVM S.A.; Chairman of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil; member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A., and of Mantiq Investimentos Ltda.

Describe any of the following events that have taken place over the last 5 years

Mr. José de Paiva Ferreira states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	Álvaro Antonio Cardoso de Souza
Date of Birth	1948/09/05
Job	Economist and Bussiness Manager
CPF or passport number	249.630.118-91
Post occupied	Member Independent of Board of Directors
Election date	2014/04/30
Take Office date	2014/07/03
Term of office	OGM of 2015
Other post or occupation on the company	Coordinator of Risk Commitee
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according in paragraph 3 of Art. 14 of the Bylaws
Number of consecutive terms	1
Information about:

Mr. Álvaro Antonio Cardoso de Souza is Portuguese and was born on September 5, 1948. He holds a degree in Economics and Business Administration from the Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as University of Pittsburgh and Wharton Business School of the University of Pennsylvania. Currently, he is Officer of AdS – Gestão, Consultoria e Investimentos Ltda.; chairman of the board of directors of Fundo Brasileiro para a Biodiversidade (FUNBIO) and member of the board of directors of the following companies and organizations: WWF International Board of Trustees, WWF-Brasil, Duratex S/A, AMBEV and Grupo Libra. Mr. Souza is Certified Officer, accreditation granted to him by Instituto Brasileiro de Governança Corporativa. He was General Officer of Banco de Investimentos Crefisul and Chief Executive Officer of Citibank / Brazil. In the United States, he was globally responsible for Citibank’s Private Banking. Mr. Souza was also Chief Executive Officer of Citibank in Switzerland, Chairman of the Board of Directors of Banco Crefisul and Credicard in Brazil, besides participating in the Board of Directors of Citibank Equity Investments (Argentina). Mr. Souza also worked as Senior Advisor for Latin America at Citibank until his retirement in September 2003. He was President of Banco ABC-Roma, an affiliate to Grupo Globo and was on the Board of directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas. He was also member of the Board of Directors of MasterCard International and President of the American Chamber of Commerce in São Paulo.

Describe any of the following events that have taken place over the last 5 years

Mr. Álvaro Antonio Cardoso de Souza states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	Celso Clemente Giacometti
Date of Birth	1943/10/13
Job	Bussiness Manager
CPF or passport number	029.303.408-78
Post occupied	Member Independent of Board of Directors
Election date	2013/04/29
Take Office date	2013/06/06
Term of office	OGM de 2015
Other post or occupation on the company	Member of the Audit Committee, Remuneration and Nomination Committee and Corporate Governance and Sustentainability Committee
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according in paragraph 3 of Art. 14 of the Bylaws
Number of consecutive terms	3
Information about:

Mr. Celso Clemente Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and Sabó Autopeças e Votorantim Indústrias. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and in October 2011, he was appointed as our Chairman. In 2013, he was elected to the position of Chairman of the Company’s Board of Directors, where he worked until June, 2013, when he became Vice president of this body and, on August 28, 2013 he was reconducted to the position of Chairman of the Company’s Board of Directors. Currently, Mr. Giacometti is anIndependent Member of the Board of Directors, member of the Audit Committee, Coordinator of the Compensation and Nomination Committee and Coordinator of the Corporate Governance and Sustainability Committee. He is President of the Fiscal Council of Ambev S. A. which also performs the roles of the Audit Committee. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of Brazilian Institute Corporate Governance “IBGC” and current member of its Commission Governance and Nomination. He is a member of the CAF – Comitê de Fusão e Aquisição of companies. Other courses and improvement - Yale, Insead e IMD.

Describe any of the following events that have taken place over the last 5 years

Mr. Celso Clemente Giacometti states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	Marília Artimonte Rocca
Date of Birth	1973/01/31
Job	Bussiness Administrator
CPF or passport number	252.935.048-51
Post occupied	Member Independent of Board of Directors
Election date	2013/04/29
Take Office date	2013/06/06
Term of office	OGM of 2015
Other post or occupation on the company	Member of the Corporate Governance and Sustentainability Committee
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according in paragraph 3 of Art. 14 of the Bylaws
Number of consecutive terms	2
Information about:

Mrs. Marília Artimonte Rocca is Brazilian and was born on January 31, 1973. She holds a degree in business administration from Fundação Getúlio Vargas of São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program – Family in Business at Harvard Business School, in Boston. Mrs. Rocca began her career in the operations department at Wal Mart Brasil, serving the company since it commenced operations in Brazil and remained there until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a Vice president at TOTVS and a partner at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she worked from 2007 until 2012. She was a member of the board of directors of TOTVS from 2001 until 2012, Endeavor Brasil from 2005 until 2012, and has been a member of our board of directors since 2012, and, since 2013 she is also a member of the Corporate Governance and Sustainability Committee of Santander Brazil. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed as a member of Insper’s External Assessment Committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she participated from 2006. In 2011 she was granted the business category Cláudia Award.

Describe any of the following events that have taken place over the last 5 years

Mrs. Marília Artimonte Rocca states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	Viviane Senna Lalli
Date of Birth	1957/06/14
Job	Entrepreneur
CPF or passport number	077.538.178-09
Post occupied	Member Independent of Board of Directors
Election date	2013/04/29
Take Office date	2013/06/06
Term of office	OGM of 2015
Other post or occupation on the company	Member of the Remuneration and Nomination Committee
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according in paragraph 3 of Art. 14 of the Bylaws
Number of consecutive terms	3
Information about:

Mrs. Viviane Senna Lalli is Brazilian and was born on June 14, 1957. She holds a degree in Psychology from the Pontifícia Universidade Católica in São Paulo and she is specialist in Depth Psychology. From 1981 to 1996, she worked as a psychotherapist for adults and children, and as a trainer of therapists in Depth Psychology. In 1994 she founded the Institute Ayrton Senna, the mission of which is the production and application on a wide range of knowledge and innovation for the complete education of children and youth. Ms. Senna is also a member of the following boards and committees: Council for Economic and Social Development (CDES); Advisory Councils of FEBRABAN; Board of Education of CNI and FIESP; Energias do Brazil (EDP), ADVB, World Trade Center (WTC) and “Todospela Educação;” Compensation and Nomination Committee of Santander Brazil; Guidance and Social Investment Committees of Bank Itaú-Unibanco.

Describe any of the following events that have taken place over the last 5 years

Mrs. Viviane Senna Lalli states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

12.6. For each one of the people who worked as a member of the Board of Directors or the Counsel Fiscal in the last year, inform, in a table format, the percentage of participation in the meetings held by the respective structure in the same period, which occurred after the take office date:

Member	Take Office Date	Number of meetings	Percentage interest
Celso Clemente Giacometti	2013/06/06	43	100%
Jesús Maria Zabalza Lotina	2013/06/06	43	98%
Conrado Engel	2013/06/06	43	81%
José Antonio Alvarez Alvarez	2013/06/06	43	72%
José de Paiva Ferreira	2013/06/06	43	100%
Álvaro Antônio Cardoso de Souza	2014/07/03	19	84%
Marilia Artimonte Rocca	2013/06/06	43	98%
Viviane Senna Lalli	2013/06/06	43	88%

12.7. Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, finance and remuneration committees, even if such committees or structures are not statutory:

Audit Committee

Name	Celso Clemente Giacometti
Date of Birth	1943/10/13
Job	Bussiness Manager
CPF or passport number	029.303.408-78
Post occupied	Member of Audit Committee
Election date	2015/03/18
Take Office date	(pending approval process by Brazilian Central Bank)
Term of office	2016/03/18
Other post or occupation on the company	Member of the Board of Directors, Remuneration and Nomination Committee and Corporate Governance and Sustentainability Committee
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according Resolution CMN nº 3.198/2004
Number of consecutive terms	6
Information about:

Mr. Celso Clemente Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and Sabó Autopeças e Votorantim Indústrias. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and in October 2011, he was appointed as our Chairman. In 2013, he was elected to the position of Chairman of the Company’s Board of Directors, where he worked until June, 2013, when he became Vice president of this body and, on August 28, 2013 he was reconducted to the position of Chairman of the Company’s Board of Directors. Currently, Mr. Giacometti is anIndependent Member of the Board of Directors, member of the Audit Committee, Coordinator of the Compensation and Nomination Committee and Coordinator of the Corporate Governance and Sustainability Committee. He is President of the Fiscal Council of Ambev S. A. which also performs the roles of the Audit Committee. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of Brazilian Institute Corporate Governance “IBGC” and current member of its Commission Governance and Nomination. He is a member of the CAF – Comitê de Fusão e Aquisição of companies. Other courses and improvement - Yale, Insead e IMD.

Describe any of the following events that have taken place over the last 5 years

Mr. Celso Clemente Giacometti states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Remuneration and Nomination Committee

Name	Celso Clemente Giacometti
Date of Birth	1943/10/13
Job	Bussiness Manager
CPF or passport number	029.303.408-78
Post occupied	Coordinator of Remuneration and Nomination Committee
Election date	2013/05/28
Take Office date	2013/05/28
Term of office	2015/05/28
Other post or occupation on the company	Member Independent of Board of Directors, Audit Committee and Corporate Governance and Sustainability Committee
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according Resolution CMN nº 3.921/2010
Number of consecutive terms	3
Information about:

Mr. Celso Clemente Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and Sabó Autopeças e Votorantim Indústrias. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and in October 2011, he was appointed as our Chairman. In 2013, he was elected to the position of Chairman of the Company’s Board of Directors, where he worked until June, 2013, when he became Vice president of this body and, on August 28, 2013 he was reconducted to the position of Chairman of the Company’s Board of Directors. Currently, Mr. Giacometti is anIndependent Member of the Board of Directors, member of the Audit Committee, Coordinator of the Compensation and Nomination Committee and Coordinator of the Corporate Governance and Sustainability Committee. He is President of the Fiscal Council of Ambev S. A. which also performs the roles of the Audit Committee. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of Brazilian Institute Corporate Governance “IBGC” and current member of its Commission Governance and Nomination. He is a member of the CAF – Comitê de Fusão e Aquisição of companies. Other courses and improvement - Yale, Insead e IMD.

Describe any of the following events that have taken place over the last 5 years

Mr. Celso Clemente Giacometti states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	Viviane Senna Lalli
Date of Birth	1957/06/14
Job	Entrepreneur
CPF or passport number	077.538.178-09
Post occupied	Member of Remuneration and Nomination Committee
Election date	2013/05/28
Take Office date	2013/05/28
Term of office	2015/05/28
Other post or occupation on the company	Member Independent of Board of Directors
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according Resolution CMN nº 3.921/2010
Number of consecutive terms	5
Information about:

Mrs. Viviane Senna Lalli is Brazilian and was born on June 14, 1957. She holds a degree in Psychology from the Pontifícia Universidade Católica in São Paulo and she is specialist in Depth Psychology. From 1981 to 1996, she worked as a psychotherapist for adults and children, and as a trainer of therapists in Depth Psychology. In 1994 she founded the Institute Ayrton Senna, the mission of which is the production and application on a wide range of knowledge and innovation for the complete education of children and youth. Ms. Senna is also a member of the following boards and committees: Council for Economic and Social Development (CDES); Advisory Councils of FEBRABAN; Board of Education of CNI and FIESP; Energias do Brazil (EDP), ADVB, World Trade Center (WTC) and “Todospela Educação;” Compensation and Nomination Committee of Santander Brazil; Guidance and Social Investment Committees of Bank Itaú-Unibanco.

Describe any of the following events that have taken place over the last 5 years

Mrs. Viviane Senna Lalli states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Risk Committee

Name	Álvaro Antonio Cardoso de Souza
Date of Birth	1948/09/05
Job	Economist and Bussiness Manager
CPF or passport number	249.630.118-91
Post occupied	Coordinator of Risk Committee
Election date	2014/07/30
Take Office date	2014/07/03
Term of office	2015/05/28
Other post or occupation on the company	Member Independent of Board of Directors
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according Resolution CMN nº 3.921/2010
Number of consecutive terms	1
Information about:

Mr. Álvaro Antonio Cardoso de Souza is Portuguese and was born on September 5, 1948. He holds a degree in Economics and Business Administration from the Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as University of Pittsburgh and Wharton Business School of the University of Pennsylvania. Currently, he is Officer of AdS – Gestão, Consultoria e Investimentos Ltda.; chairman of the board of directors of Fundo Brasileiro para a Biodiversidade (FUNBIO) and member of the board of directors of the following companies and organizations: WWF International Board of Trustees, WWF-Brasil, Duratex S/A, AMBEV and Grupo Libra. Mr. Souza is Certified Officer, accreditation granted to him by Instituto Brasileiro de Governança Corporativa. He was General Officer of Banco de Investimentos Crefisul and Chief Executive Officer of Citibank / Brazil. In the United States, he was globally responsible for Citibank’s Private Banking. Mr. Souza was also Chief Executive Officer of Citibank in Switzerland, Chairman of the Board of Directors of Banco Crefisul and Credicard in Brazil, besides participating in the Board of Directors of Citibank Equity Investments (Argentina). Mr. Souza also worked as Senior Advisor for Latin America at Citibank until his retirement in September 2003. He was President of Banco ABC-Roma, an affiliate to Grupo Globo and was on the Board of directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas. He was also member of the Board of Directors of MasterCard International and President of the American Chamber of Commerce in São Paulo.

Describe any of the following events that have taken place over the last 5 years

Mr. Álvaro Antonio Cardoso de Souza states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	José de Paiva Ferreira
Date of Birth	1959/03/01
Job	Bussiness Manager
CPF or passport number	007.805.468-06
Post occupied	Member of Risk Committee
Election date	2014/10/28
Take Office date	2014/10/28
Term of office	2015/05/28
Other post or occupation on the company	Vice- President Officer and Member of Board of Directors
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	1
Information about:

Mr. José de Paiva Ferreira is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started to work at Banco Bradesco in 1973 and occupied many different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice president Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001 he occupied the position of e-Business Officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil in order to work at Banco Banespa as Vice president Executive Officer, responsible for the Operational Resources department. From 2003, he became Vice president Executive Officer responsible for Marketing, Products, and Retail Business for Santander Brasil. In 2008 he became the CEO of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice president Executive Officer, responsible for the Retail Business. In March 2011 he became Director of the Santander’s Board of Directors, and joined the Board business group based in Los Angeles, California, USA, where his main activities involved technological innovations, and he also acted as Senior Executive Vice President Officer, being responsible for different businesses of the Group. Currently, he is a member of our board of directors, and since July 2013 he also acted as Senior Vice president Executive Officer, being responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. He is also an officer of Santander Securities Services Brasil DTVM S.A.; Chairman of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil; member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A., and of Mantiq Investimentos Ltda.

Describe any of the following events that have taken place over the last 5 years

Mr. José de Paiva Ferreira states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	Conrado Engel
Date of Birth	1957/05/30
Job	Engineer
CPF or passport number	025.984.758-52
Post occupied	Member of the Risk Committee
Election date	2013/05/28
Take Office date	2013/05/28
Term of office	2015/05/28
Other post or occupation on the company	Vice- President Officer and Member of Board of Directors
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	3
Information about:

Mr. Conrado Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica – ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the responsible officer for the business related to credit cards for Banco Nacional-Unibanco. In 1998 he was elected CEO of Financeira Losango. In October 2003 he became responsible for the retail business of HSBC in Brazil and was a member of its Executive Committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail business and member of Directive Committee of HSBC in the region of Pacific and Asia, in Hong Kong. In May 2008 he was appointed group general manager and took office as CEO of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice president executive officer, responsible for our retail business. He is also a member of the Risk Committee of Santander Brasil, Chief Executive Officer and member of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil, Chief Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A. and member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Describe any of the following events that have taken place over the last 5 years

Mr. Conrado Engel states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Corporate Governance and Sustainability Committee

Name	Celso Clemente Giacometti
Date of Birth	1943/10/13
Job	Bussiness Manager
CPF or passport number	029.303.408-78
Post occupied	Coordinator of Corporate Governance and Sustainability Committee
Election date	2013/05/28
Take Office date	2013/05/28
Term of office	2015/05/28
Other post or occupation on the company	Member Independent of Board of Directors, Audit Committee and Remuneration and Nomination Committee
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according in paragraph 3 of Art. 14 of the Bylaws
Number of consecutive terms	3
Information about:

Mr. Celso Clemente Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and Sabó Autopeças e Votorantim Indústrias. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and in October 2011, he was appointed as our Chairman. In 2013, he was elected to the position of Chairman of the Company’s Board of Directors, where he worked until June, 2013, when he became Vice president of this body and, on August 28, 2013 he was reconducted to the position of Chairman of the Company’s Board of Directors. Currently, Mr. Giacometti is anIndependent Member of the Board of Directors, member of the Audit Committee, Coordinator of the Compensation and Nomination Committee and Coordinator of the Corporate Governance and Sustainability Committee. He is President of the Fiscal Council of Ambev S. A. which also performs the roles of the Audit Committee. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of Brazilian Institute Corporate Governance “IBGC” and current member of its Commission Governance and Nomination. He is a member of the CAF – Comitê de Fusão e Aquisição of companies. Other courses and improvement - Yale, Insead e IMD.

Describe any of the following events that have taken place over the last 5 years

Mr. Celso Clemente Giacometti states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

Name	Marília Artimonte Rocca
Date of Birth	1973/01/31
Job	Business Manager
CPF or passport number	252.935.048-51
Post occupied	Member of Corporate Governance and Sustainability Committee
Election date	2013/05/28
Take Office date	2013/05/28
Term of office	2015/05/28
Other post or occupation on the company	Independent Member of Board of Diretors
Elected by the controller	Yes
In a independent member and, IF so, what was the criterion used by the issuer to determine the independence	Yes, according in paragraph 3 of Art. 14 of the Bylaws
Number of consecutive terms	2
Information about:

Mrs. Marília Artimonte Rocca is Brazilian and was born on January 31, 1973. She holds a degree in business administration from Fundação Getúlio Vargas of São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program – Family in Business at Harvard Business School, in Boston. Mrs. Rocca began her career in the operations department at Wal Mart Brasil, serving the company since it commenced operations in Brazil and remained there until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a Vice president at TOTVS and a partner at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she worked from 2007 until 2012. She was a member of the board of directors of TOTVS from 2001 until 2012, Endeavor Brasil from 2005 until 2012, and has been a member of our board of directors since 2012, and, since 2013 she is also a member of the Corporate Governance and Sustainability Committee of Santander Brazil. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed as a member of Insper’s External Assessment Committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she participated from 2006. In 2011 she was granted the business category Cláudia Award.

Describe any of the following events that have taken place over the last 5 years

Mrs. Marília Artimonte Rocca states that did not suffer any conviction, conviction in CVM administrative proceedings and penalties applied, or final conviction at judicial or administrative level, which has suspended or disqualified to practice an activity any professional or commercial.

12.8. For each one of the people who worked as a member of the statutory committees and the audit, risk, finance and remuneration committees, even if such committees or structures are not statutory, inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after taking office:

Audit Committee

Name	Take of office date	Number of meetings	Percentage of participation
Celso Clemente Giacometti	04/29/2014	90	100%

Nomination and Remuneration Committee

Name	Take of office date	Number of meetings	Percentage of participation
Celso Clemente Giacometti	05/28/2013	13	100%
Viviane Senna Lalli	05/28/2013	13	100%

Risk Committee

Name	Take of office date	Number of meetings	Percentage of participation
Álvaro Antônio Cardoso de Souza	07/30/2014	4	100%
Conrado Engel	05/28/2013	10	100%
José de Paiva Ferreira	10/28/2014	2	100%

Corporate Governance and Sustainability Committee

Name	Take of office date	Number of meetings	Percentage of participation
Celso Clemente Giacometti	05/28/2013	8	100%
Marilia Artimonte Rocca	05/28/2013	8	100%

12.9. Inform the existence of conjugal relationship, stable union or second grade kindred among:

a. Manangement

Not applicable, due to the fact that there is no relation between those people.

b. (i) Management and (ii) Management of direct or indirectly controlled companies

Not applicable, due to the fact that there is no relation between those people.

c. (i) Management of direct or indirectly controlled companies and (ii) Direct and Indirect Controllers of the Company

Not applicable, due to the fact that there is no relation between those people.

d. (i) Management  and  (ii) Management of direct and indirectly controlled societies of the Company

Not applicable, due to the fact that there is no relation between those people.

12.10. Inform about the subordination relationship, as well as the services or controllings held on the last three fiscal years, between the management:

a. Direct or indirectly controlled society, of the company

These information are on item 12,8.a, above.

b. Direct or Indirectly controller of the company

About the subordination item, Santander Brasil has three members of the Board of the Directors, who are also Executives of the Group Santander Espanha.

c. In case of relevance, supplier, client, debtor or creditors, of its controlled companies and controllers or controlled by one of these people.

See item 12.8.a.

* * * *

EXHIBIT IV – Item 13

13.1. Describe the Policy or Practice of Remuneration of the Board of Directors, Statutory and Non-Statutory Officers, Supervisory Board, Statutory Committees, and Audit, Risk, Finance and Remuneration Committees.

13.1.1. Board of Directors

All Members of the Board of Directors are entitled to a Fixed Remuneration comprised of monthly fees and benefits. In exceptional and fully justified cases, the Chairman of the Board may receive also a yearly variable remuneration for services rendered, under resolution of the Remuneration Committee and the Board of Directors, and always within the overall threshold of such yearly remuneration as approved in Annual General Meeting.

Let us highlight that, when a member of the Board of Directors is also a member of the Audit Committee of the Company, then, pursuant to the applicable regulation and the provisions of the internal guidelines of the Audit Committee, such member shall opt for remuneration from one of such bodies. Regarding the remaining assistance committees, if either member of the Board of Directors is also a member thereof, then such member shall be entitled to the remuneration applicable to the position of member of the Board and shall receive a bonus at the individual amount of R$ 12,000.00 (twelve thousand R$) per meeting held in such assistance committee. As regards the Coordinator of the Risk Committee, the bonus per meeting shall be R$ 18,000.00 (eighteen thousand R$).

In the specific event that the Chairman of the Board of Directors of the Company is a member of any of the assistance committees, the Chairman shall be entitled only to such remuneration as applicable to the position of Chairman of the Board of Directors of the Company.

13.1.1.a  Objectives of the Remuneration Policy or Practice for the Board of Directors.

The remuneration policy of the Board of Directors seeks to assure the following premises:

•         to make sure to align the interests of shareholders and the public with whom the Company relates to;

•         promote the good performance of the Company ensuring the interests of shareholders through a long-term commitment.

13.1.1.b The Board of Directors’ remuneration composition, indicating

I. Description of the Remuneration elements and objectives of each

The remuneration of the Board of Directors is composed of:

•         Fixed remuneration: consists of monthly fees, based on data from market research prepared by specialized external consultants, the global maximum value of which is approved annually at the annual general meeting.

•         Variable remuneration (Self Management Program – PPG): If any variable remuneration is awarded to the Chairman of the Board, the calculation of such remuneration must take into account the individual performance, the business unit performance, and the organization performance as a whole. It must take into account the mode of payment and the different rates of deferment, according to the level of variable compensation received in the year, and comply with ‘Malus’ clause with possible reduction up to 100% of the variable remuneration value, in such events as predicted.

•         Benefits: The Company gives the Independent Directors and Advisers who do not exercise position on the Executive Board of the Company or another company of Santander Group, some benefits aligned to the dimension of the position and market practices, such as medical and dental care and life insurance. To the Chairman of the Board of Directors, in addition to these benefits mentioned, car and driver are provided as well. Likewise, to the Vice Chairman of the Board, car and fuel are available. To expatriate board members the Organization may also offer benefits such as expatriation housing assistance and reimbursement of children's school fees, among others.

•         Private Pension: To date, Members of the Board of Directors who are not officers or employees of the Company are not eligible for private pension.

•         Stock-based remuneration: currently, no stock-based remuneration for the members of this body was set.

II. Proportion of each element in total remuneration

The estimated size of each element in total Remuneration ratio is the following:

•         Fixed Remuneration: 99.1%

•         Variable Remuneration: 0%

•         Benefits: 0.9%

•         Pension: 0%

•         Stock-based Remuneration: 0%

III. Calculation and adjustment methodology of each Remuneration element

•         Fixed Remuneration: maximum amount established by the Annual General Meeting.

•         Benefits: maximum value encompassed within what is established by the Ordinary Shareholders Meeting.

•         Pension: N/A

•         Stock-based Remuneration: The members of the Board are not entitled to stock-based remuneration.

IV. Reasons for Remuneration composition

The proposed Remuneration considers the experience of the members of the Board, the need for retention of members in a competitive market and promotion of smooth Company performance.

13.1.1.c  Key performance indicators that are taken into consideration in determining each Remuneration element

The maximum setting of values is approved by the Ordinary Shareholders Meeting considering the results of the Company in the last fiscal year and expected results for the current fiscal year, including, but not limited to, net profits.

13.1.1.d How Remuneration is structured to reflect the evolution of performance indicators

The Remuneration of the Members of the Board of Directors is set considering the responsibility and seniority of members.

13.1.1.e  How the Remuneration Policy and Practice is aligned with the short, medium and long-term interests of the issuer

The remuneration policy is aligned with the Company's interests, by setting premises that are compatible with risk management, so as to avoid encouraging any behaviors that may expand exposure to risk above the levels deemed prudent, under short, medium and long-term strategies adopted by the Company, by communicating concepts, criteria and responsibilities regarding the modes of fixed and variable remuneration, encouraging the high performance thereof, always in line with the interests of the Company and its shareholders.

13.1.1.f  Existence of Remuneration supported by subsidiaries or direct or indirect controlling or controlled entities

The remuneration of the members of the Board of Directors is not supported by subsidiaries or any entities directly or indirectly controlling or controlled by the Company. However, the members of the Board of Directors who also hold executive offices in Santander Spain or other entities controlled by Santander Spain are paid for such services directly by such entities, according to the office they hold.

13.1.1.g Existence of any Remuneration or benefit linked to the occurrence of certain corporate event, such as the transfer of control of the issuer corporate

No remuneration or benefit linked to the occurrence of certain corporate events.

13.1.2 Board of Executives

Executive Board members earn: Fixed Remuneration consisting of monthly payments, benefits, pension and a variable remuneration, provided they are within the overall ceiling of the annual remuneration approved at the Ordinary Shareholders Meeting.

13.1.2.a  Objectives of the Remuneration Policy or Practice.

The purpose of the policy/practice of remuneration of Executive Directors is to support the strategy of the organization, to ensure the following assumptions:

•         Ensure alignment of the interests of shareholders and the public with whom the Company relates;

•         Recognize meritocracy, differentiating the individual contributions of the areas and the Company's compliance with the objectives and implementation of business strategies proposed by the Executive Board and approved by the Board of Directors;

•         Promote good and recurrent company performance, and safeguard the interests of shareholders, through a long-term commitment of the members of the Executive Board;

•         Allow the career development of executives; and

•         Maintain the competitiveness of the Company's Remuneration compared with major competitors in order to retain key executives.

13.1.2.b Remuneration composition, indicating

I. Description of the Remuneration elements and objectives of each

The remuneration of the Executive Board consists of fixed and variable parts, as detailed below:

•         Fixed Remuneration: Fixed remuneration consists of the contractual salary of each executive. Santander Brazil has twelve (12) levels of salary grades for Fixed Remuneration, and three (3) are of Directors. The salary is linked to the position held and the pay grade corresponding as reference. The individual salary also considers historical performance and seniority of occupants and is aligned with market practices, measured periodically through salary surveys performed by specialized consultants.

•         Benefits: In line with the scope of the office held and the market practices, namely:

Medical Care: coverage for medical appointments, laboratory tests, therapies and hospitalization at private room. Reimbursement values are provided for use of non-accredited network.

Dental Care: Directors may opt for one of the two (2) plans covering dental care.

Life Insurance: coverage in case of death or disability of the executive, including capital insured in case of death of spouse or children under twenty-one (21) years old.

Automobile: 0 KM car for mobility or money specific to that purpose.

•         Private Pension: The Pension Plan is a financial planning tool made to provide future additional income. The main pension plan offered by the Company is SantanderPrevi which is currently the only one open to new members.

•         Variable Remuneration: The variable remuneration shall consist of the annual Variable Income program (PPG - Self Management Program) and the Long Term Incentive (ILP) Plans.

•         Self Management Program (PPG)

The objective of the Annual Variable Income program (PPG) is to recognize, through meritocracy, the best performance in the Organization. This program, to which the members of the Executive Board are eligible, takes into account the following criteria:

Individual performance: measured through institutional performance assessment tool (objective direction sheet - DPO) and includes quantitative and qualitative indicators. It is monitored by the Vice President Chief Financial Officer (CFO) and has its indicators and targets approved by the Executive Committee. Business unit performance: measured through the objective direction sheet (DPO) of the area and reflects the goals of the area in the fiscal year. Its indicators and targets are approved by the Executive Committee and monitored monthly by the Vice President CFO.

The institution's performance as a whole: As of 2015, it involves compliance with the net profit indicator and the RoRWA (Return on Risk Weighted Assets) indicator, according to the following figures:

Modifier shall mean the net profit increase rate in comparison with the former year. This modifier is added to achievement of net profit vs. budget, as shown in the following table:

The annual Variable Income for the statutory officers is paid as follows:

In the case of the CEO, the deferral in this program is at least 50%, with 25% at least of each of the items mentioned above.

The deferment ratio depends also on the level of variable compensation received in the fiscal year (includes the Long-Term Incentive (ILP) value in the year of the granting, valued at the granting price). In the event that the variable compensation value is between R$ 5.5 MM and R$ 8 MM, the deferment is 50%, where 25% of each installment is deferred and paid on demand. In the event that the variable compensation value is equal to or higher than R$ 8 MM, the deferment is 60%, where each deferred installment is 30% and each paid-on-demand installment is 20%.

As of 2015, for the President Director, or in the event that the variable compensation value is higher than R$ 5.5 MM, the payment of the deferred installments goes from three (3) to five (5) equal annual installments, with the lock up conditions being kept.

The plan is still subject to Malus, i.e., the Board of Directors, on the recommendation of the Nomination and Remuneration Committee (NRC), may approve reduction up to 100% of the value of each participant in the following cases:

•         Unsatisfactory financial performance of the Company;

•         Breach of internal rules applicable to the participant, including but not limited to risk management policies;

•         Substantial change in the financial condition of Banco Santander Brasil or Santander Group, as opined by external auditors, except as a result of changes in accounting standards; or

•         Significant variations in capital base of the Company or qualitative risk assessment of Banco Santander Brasil or Santander Group.

The Performance of the Directors is measured by institutional tool (DPO = Direction by Objectives). There is the period of engagement of targets, which is held at the beginning of the year, after the six-month review, and finally, in a scale of 05 levels performance score is assigned at the end of the year. This score is one of the items that are used in setting the value of the variable annual remuneration (PPG).

In order to assure alignment with shareholders at long term, the Variable Income Program has the risk mitigated above 50% of the value paid in Units and also above 40% paid and deferred, associated to Malus criteria.

•         Long Term Incentive (ILP) Plans

The objective of the ILP is to align the interests of the Organization and the interests of participants, encouraging the retention of long-term career.

There are three (3) ILP plans in force, two (2) of them being Call Option Plans – the SOP 2014 and the SOP 2016 – and a  Global Stock Plan (ILP CRDIV).

Stock Call Option Plans – Units, which last about three (3) years and has an exercise period of two (2) years. The number of Units exercisable by the participants is determined according to the result of the determination of a company's performance parameter: Total Shareholder Return ("TSR") and may be reduced, if not achieved the objectives of reducers Return on Risk Weighed Assets ("RORWA") or Return on Risk Adjusted Capital ("RORAC") - depending on the plan - comparison between realized and budgeted in each year, as determined by the Board of Directors for each plan. Additionally, it is necessary that the participant remains with the Company during the term of the Plans to acquire a position to exercise those options.

Plans will be settled in Units, by the difference between the closing price on the exercise date and the "Strike Price", net of PIT.

Plans are subject to a Malus clause, i.e., the Board of Directors, on the recommendation of the Nomination and Remuneration Committee (NRC), may adopt to reduce up to 100% of the value of each participant in the following events:

•         poor financial performance of the Company;

•         breach by the Participant, of rules and internal regulations, in particular those related to risk;

•         substantial changes in the financial statements of Banco Santander Brasil, or Santander Group, considered by the external auditors, except as a result of changes in accounting standards; or

•         significant changes in the stock capital or qualitative risk assessment of Banco Santander Brasil or Santander Group.

Plans also include an additional deferral of 40% (or 50% for the CEO) of the exercised shares in three (3) annual installments, and one (1) year from backup withholding, i.e., there is restriction on sale, for up to four years from the date of exercise (1/3 for 2 years, 1/3 for 3 years and 1/3 for 4 years).

•                     Global Plan – ILP CRDIV

In 2014 it was launched a stock delivery plan called Long-Term Incentive Program Global Award 2014 - ILP CRIDV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group in this indicator for the main global competitors, and settlement will be in shares of Santander Group worldwide.

The Long-Term Incentive Program Global Award 2014 provides for the delivery of the shares resulting from the achievement of the program in three annual installments in 2016, 2017 and 2018, with an additional restriction on sales of one year after each delivery, subject to achievement of indicator Total Shareholder Return of Santander Group in relation to its main competitors worldwide.

II. Proportion of each element in total Remuneration

The estimated size of each element in total Remuneration ratio is the following:

•         Fixed Remuneration: 31.2%

•         Variable Remuneration: 47.9%

•         Benefits: 6.4%

•         Pension: 1.7%

•         Stock-based Remuneration: 12.8%

III. Calculation and adjustment methodology  of each Remuneration element

•         Fixed remuneration: maximum encompassed within what is established by the Ordinary Shareholders Meeting, and taking into account the market practices on the subject.

•         Variable Income: based on performance indicators of the Company, including indicators of earnings, results of areas and individual performance.

•         Benefits: according to market practices and individual responsibilities within the Organization.

•         Pension: As per the plan's regulations.

There are no pre-defined indexes for adjustment calculation. Adjustments, if made, shall comply with the maximum Remuneration amounts set annually at the OGM.

•       Stock-based Remuneration: ILP Plan, as described in item 13.4.

IV. Reasons for Remuneration composition

The remuneration proposed considers the experience of Executive Officers, the need to retain talent in a competitive market and the promotion of good performance of the Organization through a long-term commitment of the members of the Executive Board.

13.1.2.c                 Key performance indicators that are taken into consideration in determining each Remuneration element

•         Fixed Remuneration: without any attached indicator.

•         Variable Remuneration: They are based on the Company's result indicators, including indicators of recurrent net profit, Return on Risk Weighted Assets (RoRWA, results from areas and individual performance. Both quantitative factors that depend on the area and qualitative (aligning the Bank's values, teamwork, etc.) are considered in the evaluation of the individual.

•         Benefits: without any attached indicator.

•         Pension: without any attached indicator.

•         Stock-based Remuneration: ILP Plan, as described in item 13.4.

13.1.2.d. How the remuneration is structured to reflect the evolution of performance indicators

The Board of Directors assesses compliance with established objectives and budget of the Company for the purpose of verifying whether the results justify distributions of funds to the proposed limits.

13.1.2.e. How the policy or practice of Remuneration aligns the interests of the short, medium and long-term issuer

The remuneration policy of the Company offers to executives programs like the Self Management Program ("PPG"), the ILP (global and local) Plans and the Deferral Program in order to align the interests of the Organization and executives. There is a search, on one hand, for sustainable growth and profitability of the Company, and on the other hand, the recognition of the contribution of business to the development activities of the Company.

13.1.2.f. Existence of Remuneration supported by subsidiaries or direct or indirect controlled or controlling entities

The remuneration of the Executive Board is not supported by subsidiaries or direct or indirect controlled or controlling entities. However, the results of subsidiaries and affiliates influence on the consolidated results of the Company and, consequently, the variable remuneration of the Executive Board.

13.1.2.g. Any Remuneration or benefit linked to the occurrence of certain corporate events, such as the transfer of corporate control of the issuer

There is no Remuneration or benefit related to the occurrence of certain corporate events.

13.1.3. Audit Committee

The Audit Committee consists of a minimum of three (3) and maximum of six (6) members appointed by the Board of Directors from among persons, whether or not members of the Board of Directors, which meet legal and regulatory requirements to perform the duties.

13.1.3.a. Objectives of the policy or practice of Remuneration

The remuneration of the Audit Committee shall be suited to attract qualified, experienced professionals and recognize for the performance of their duties established in the corporate charter.

13.1.3.b. Remuneration composition, indicating

I. Description of the Remuneration elements and objectives of each

The remuneration of the Audit Committee is composed of:

•         Fixed Remuneration: Twelve (12) installments, according to the amounts set annually by the Board of Directors.

•         Benefits: they are granted Medical and Dental Health care and Life Insurance.

•         Pension: members of the audit committee are not eligible for private pension.

II. Proportion of each element in total Remuneration

The estimated size of each element in total Remuneration ratio is the following:

•         Fixed Remuneration: 97.8%

•         Variable Remuneration: 0%

•         Benefits: 2.2%

•         Pension: 0%

•         Stock-based remuneration: 0%

III. Calculation and adjustment methodology of each Remuneration element

•         Fixed Remuneration: maximum value encompassed within what is established by the Board of Directors, taking into account market references and the responsibilities of the members within the body.

•         Benefits: maximum value encompassed within what is established by the Board of Directors, taking into account market references and the responsibilities of the members within the body.

•         Pension: not applicable.

IV. Reasons for Remuneration composition

The proposed remuneration considers the experience of the members of the Audit Committee, the need for retention of members in a competitive market, the promotion of good performance of the organization and alignment with the strategy of the shareholders.

13.1.3.c. Key performance indicators that are taken into consideration in determining each Remuneration element

The maximum setting of values is approved by the annual general meeting considering the results of the Company in the last fiscal year and results expected for the current year, including, but not limited to, net profit.

13.1.3.d. How Remuneration is structured to reflect the evolution of performance indicators

The remuneration of the members of the Audit Committee is set annually by the General Meeting and is not directly tied to short and medium term performance.

13.1.3.e. How the policy or practice of Remuneration aligns with the interests of the short, medium and long-term issuer

The remuneration policy is aligned with the Company's interests, by setting premises that are compatible with risk management, so as to avoid encouraging any behaviors that may expand exposure to risk above the levels deemed prudent, under short, medium and long-term strategies adopted by the Company, by communicating concepts, criteria and responsibilities regarding the modes of fixed remuneration, always in line with the interests of the Company and its shareholders

13.1.3.f. Existence of Remuneration supported by subsidiaries or direct or indirect controlled or controlling entities

There is none.

13.1.3.g. Existence of any Remuneration or benefits linked to the occurrence of certain corporate events such as the transfer of control of the issuer

No remuneration or benefit linked to the occurrence of certain corporate events.

13.1.4. Nomination and Remuneration, Corporate Governance and Sustainability & Risk Committees.

At the Board of Directors' meeting held in May, 2013, the remuneration of the members of the Nomination and Remuneration, Corporate Governance and Sustainability & Risk Committee, in the individual value of R$ 12,000.00 (twelve thousand reais) for each meeting to be held was approved, with which shall only be entitled to such remuneration those members who are not officers in the Executive Board, or as Chairman of the Board of Directors. Regarding the Coordinator of the Risk Committee, the bonus per meeting is R$ 18,000.00 (eighteen thousand R$).

The members of the Nomination and Remuneration Committee are not entitled to receive any other form of Remuneration or benefit.

13.2 - Total remuneration of the Board of Directors, statutory board and fiscal committee.

The number of members per body corresponds to the yearly average determined on a monthly basis.

Total remuneration for the fiscal year ended at 31/12/2012                              Annual amounts

	Board of Directors	Executive Board	Audit Committee	Remuneration Committee	Total
Number of members	9	46.58	3	3	61.58
Annual fixed remuneration
Salary or fees	4,420,000.00	42,084,773.00	1,972,000.00		48,416,773.00
Direct and indirect benefits	93,498.14	9,836,089.62	48,343.35	-	9,977,931.11
Participations in committees	-	-	-	-
Others	4,333.35	2,407,496.56	-	-	2,411,829.91
Others, INSS	1,016,900.00	15,873,752.86	443,993.73	-	17,334,646.59
Variable income
Bonus	-	40,958,999.00	-	-	40,958,999.00
Participation in income	-	84,458,382.29	-	-	84,458,382.29
Participation in meetings	60,000.00	-	-	40,000.00	100,000.00
Commissions	-	-	-	-	-
Others, INSS	93,262.71	33,000,840.67	-	-	33,094,103.38
Others	-	-	-	-	-
Post-employment	-	-	-	-	-
Extinction of job	-	-	-	-	-
Stock-based	414,501.00	33,544,552.86	-	-	33,959,053.86
Total remuneration	6,042,495.20	262,164,886.85	2,464,337.08	40,000.00	270,711,719.13

Total remuneration for the fiscal year ended at 31/12/2013                              Annual amounts

	Board of Directors	Executive Board	Audit Committee	Remuneration Committee	Total
Number of members	9	45.50	3	3	60.5
Annual fixed remuneration
Salary or fees	5,158,713.85	42,256,840.26	2,106,000.00		49,521,554.11
Direct and indirect benefits	392,712.00	10,822,547.00	52,128.00	-	11,267,387.00
Participations in committees	-	-	-	-	-
Others	-	2,340,179.95	-	-	2,340,179.95
Others, INSS	1,261,326.31	16,645,759.08	473,850.00	-	18,380,935.39
Variable income
Bonus	-	5,465,746.00	-	-	5,465,746.00
Participation in income	-	85,169,164.00	-	-	85,169,164.00
Participation in meetings	120,000.00	-	-	144,000.00	264,000.00
Commissions	-	-	-	-	-
Others, INSS	-	22,408,512.61	-	-	22,408,512.61
Others	-	-	-	-	-
Post-employment	-	-	-	-	-
Extinction of job	-	-	-	-	-
Stock-based	-	30,841,049.72	-	-	30,841,049.72
Total remuneration	6,932,752.16	215,949,798.62	2,631,978.00	144,000.00	225,658,528.78

Total remuneration for the current fiscal year 31/12/2014                                Annual amounts

	Board of Directors	Executive Board	Audit Committee	Remuneration Committee	Total
Number of members	8.5	46.25	3.16	3	60.91
Annual fixed remuneration
Salary or fees	2,386,000.00	57,712,826.58	2,280,000.00		62,378,826.58
Direct and indirect benefits	25,304.00	11,750,396.59	50,371.00		11,826,071.59
Participations in committees
Others		3,209,815.41			3,209,815.41
Others, INSS	661,050.00	22,113,631.13	513,000.00		23,287,681.13
Variable income
Bonus		674,483.00			674,483.00
Participation in income		87,782,598.00			87,782,598.00
Participation in meetings	552,000.00			144,000.00	696,000.00
Commissions
Others, INSS		7,792,414.09			7,792,414.09
Others
Post-employment
Extinction of job
Stock-based		23,697,404.00			23,697,404.00
Total remuneration	3,624,354.00	214,733,568.80	2,843.371,00	144,000.00	221,345,293.80

Total remuneration expected for current fiscal year 2005                 Annual amounts

	Board of Directors	Executive Board	Audit Committee	Remuneration Committee	Total
Number of members	9	44	3	3	59
Annual fixed remuneration
Salary or fees	13,500,000.00	70,000,000.00	2,940,000.00		86,440,000.00
Direct and indirect benefits	9,000,000.00	14,900,000.00	60,000.00		23,960,000.00
Participations in committees
Others		3,100,000.00			3,100,000.00
Others, INSS	5,068,000.00	25,340,000.00	1,064,280.00		31,472,280.00
Variable income
Bonus		36,000,000.00			36,000,000.00
Participation in income	10,000,000.00	110,000,000.00			120,000,000.00
Participation in meetings	500,000.00			150,000.00	650,000.00
Commissions
Others, INSS		11,946,000.00			11,946,000.00
Others
Post-employment
Extinction of job
Based on actions		33,000,000.00			33,000,000.00
Total remuneration	38,068,000.00	304,286,000.00	4,064,280,00	150,000.00	346,568,280.00

13.3. List of variable remuneration in the last 3 fiscal years and expected remuneration for the current fiscal year of the Board of Directors and Statutory Board

Variable remuneration in fiscal years 2012, 2013, 2014 and expected in 2015:

Year 2012                                                                                                                                         Amounts in R$

Variable remuneration – fiscal year ended at 12/31/2012

	Board of Directors	Board of Officers	Audit Committee	Remuneration Committee	Total
Number of members	-	46.58	-	-	46.58
Bonus	-	40,958,999.00	-	-	40,958,999.00
Minimum amount established in the remuneration plan	-	-	-	-	-
Maximum amount established in the remuneration plan	-	29,000,000.00	-	-	29,000,000.00
Amount established in the remuneration plan in the case of achieved goals	-	26,400,000.00	-	-	26,400,000.00
Participation in results	-	84,458,382.29	-	-	84,458,382.29
Minimum amount established in the remuneration plan	-	-	-	-	-
Maximum amount established in the remuneration plan	-	103,900,000.00	-	-	103,900,000.00
Amount established in the remuneration plan in the case of achieved goals	-	94,500,000.00	-	-	94,500,000.00

13.4.       Compensation plan based on the actions of the Board of Directors and the Executive Board, in force in the last fiscal year and estimated for the current fiscal year.

13.4.a General Terms and Conditions

The Company has three (03) long-term compensation programs, bound to the price performance in the stock market: Local Long-Term Incentive Program, Global Long Term Incentive Program, and Deferral Program.

Officers and non-executive employees who are nominated by the Board of Directors are eligible for these plans. Plans have a duration of 03 (three) years, promoting eligible employees’ commitment to the long-term results.

13.4.1.a.1 Local Programs

The Local Long Term Incentive Program encompasses two (02) different plans: the Stock Options Plan (SOP) for executives and the Performance Share Plan (PSP). SOP is a call option plan for stocks of the company, for officers, while PSP is an incentive plan for all executives of all areas. The purpose of such plans is to keep the employees committed to the long-term results.

Stock Options Plan (SOP)

SOP is a stock option plan for units. The period to execute options is two years. The plan participant must stay with the Company during the plan’s effective term in order to be eligible to execute the options on their corresponding units.

SOP IPO

On February 3, 2010, the shareholders approved the granting of SOP 2012 with execution period from June 30, 2012 to June 30, 2014. The number of executable units in this plan is determined at: (i) 50% (fifty percent) of achievement is bound to TSR (Total Shareholder Return); and (ii) 50% (fifty percent) is based on comparison ‘net profit’ vs. ‘budgeted profit’.

SOP for Delivery in 2014

On October 25, 2011, the shareholders approved the granting of SOP for Delivery in 2014, with execution period from June 30, 2014 to June 30, 2016. The number of executable units was determined according to TSR (Total Shareholder Return) and the number of executable units was reduced by the achievement of RORAC (Return on Risk Adjusted Capital) goals, in each fiscal year.

SOP 2013

On April 29, 2013, the shareholders approved the granting of SOP 2013, with execution period from June 30, 2016 to June 30, 2018. The number of executable units was determined according to the Company’s performance parameter calculation result: TSR (Total Shareholder Return), and may be reduced in the event that the goals of reducer RoRWA (Return on Risk Weighted Assets) are not achieved, when comparing ‘achieved’ vs. ‘budgeted’ in each year.

Local Plan – PSP (Performance Share Plan)

PSP consists of long-term remuneration based on stocks and on cash indexed to the stock price.

PSP

On February 3, 2010, the shareholders approved the PSP Plan. Under such Plan, the participants receive 50% (fifty percent) of the remuneration in cash and 50% (fifty percent) in Units, attached to TSR and RoRWA indicators.

PSP 2013

On April 29, 2013, the shareholders approved the PSP 2013 plan. Within the framework of this plan, participants receive 100% (one hundred percent) of remuneration in Units. The amount of such Units may be reduced in the event that the goals of reducer RoRWA (Return on Risk Weighted Assets) are not achieved, based on comparison ‘achieved’ vs. ‘budgeted’ in each year.

13.4.a.2 Global Programs

Plans PI10, PI11, PI12, PI13 and PI14

The Board of Directors of Santander Spain, held on March 26, 2008, adopted the policy of Long-Term Incentives aimed at executives of Santander Spain and Santander Group (excluding Banesto). This policy provides compensation tied to stock performance of Santander Spain according to what was established in the Ordinary Shareholders Meeting.

The plan that makes up the aforementioned policy of incentives is the Action Plan for Performance.

The Plan involves cycles of three (03) years of delivery of shares to the recipients. The goal is to establish an appropriate sequence between the incentive program expiration and the successive cycles of this plan. Thus, the first two (02) cycles started in July 2007, with the first cycle lasting two (02) years (PI09) and the other cycles having an average of 03 (three) years (PI10, PI11, PI12, PI13 and PI14).

For each cycle, a maximum number of shares is established for each beneficiary who remains in the Bank during the plan. Cycles achieving the goals determined the number of shares to be delivered, defined by comparing the performance of Santander Spain with the performance of the financial institutions group used as a reference and linked to two parameters, namely Total Shareholder Return (TSR) and growth in earnings per share (EPS).

At the end of each cycle, the Total Shareholder Return (TSR) and growth in earnings per share (EPS) were calculated for Santander Spain and each of the reference companies, and the results were sorted in ascending order. Each of the two criteria (TSR and EPS) were weighted in proportion of 50% to calculate the percentage of shares to be delivered, according to the relative position of Santander Spain in the ranking among the reference financial institutions.

For plans PI12, PI13 and PI14, the goal that determines the number of shares was related only to a performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR of the Group.

Global Plan – ILP CRDIV

A stock delivery plan known as Global Long Term Incentive Award 2014 (ILP CRDIV) was launched in 2014. This plan is subject to the achievement of performance indicator Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group in this indicator with the main global competitors, and settlement will be in shares of the World Santander Group.

The Global Long Term Incentive Program Award 2014 provides for the delivery of the shares resulting from the achievement of the program in three (3) annual installments in 2016, 2017 and 2018, with an additional restriction on sales of one (1) year after each delivery.

13.4.1.a.3 Deferral Programs

The Deferral Programs are available to Statutory Directors, executives with management positions, and other eligible employees. As part of the Deferral Program, participants receive the variable remuneration in a period of three (3) years. Deferral programs are renewed and updated each year. From 2014, there are three plans in place: one for each fiscal year, 2011, 2012, 2013 and 2014.

Deferral Program 2014

In 2014, the program is divided into two (02) plans:

•         Identified Collective Plan – Statutory and Executive Directors. Statutory and Executive Directors who take significant risks to the Bank, and are responsible for the control areas. Deferred compensation is paid 50% (fifty percent) in cash, indexed to 100% (one hundred percent) of CDI, and 50% (fifty percent) in shares.

•         Unidentified Collective Plan – Employees. Eligible for this program are the managerial employees and certain other employees. Deferred compensation is paid 100% (one hundred percent) in cash, indexed to 100% (one hundred percent) of CDI.

Deferral Program 2012 and 2013

In 2012 and 2013, the program was divided into two (02) plans:

•         Identified Collective Plan – Statutory and Executive Directors. Statutory and Executive Directors who take significant risks to the Bank, and are responsible for the control areas. Deferred compensation is paid 50% (fifty percent) in cash, indexed to 100% (one hundred percent) of CDI, and 50% (fifty percent) in shares.

•         Unidentified Collective Plan – Employees. Eligible for this program are the managerial employees and certain other employees. Deferred compensation is paid 100% (one hundred percent) in cash, indexed to 110% (one hundred and ten percent) of CDI.

Deferral Program 2011

In 2011, the program was divided into three (03) plans:

•         Identified Collective Plan. The program was intended to Executive Committee members and other executives that manage significant risks to the Bank and are responsible for internal controls. Deferred compensation is paid 50% (fifty percent) in cash, indexed to 100% (one hundred percent) of CDI, and 50% (fifty percent) in shares.

•         Unidentified Collective Plan – Statutory Directors. The Officers eligible for this program include the Statutory Directors who do not participate in the Identified Collective program. The deferred compensation is paid 100% (one hundred percent) in units of the Company.

•         Unidentified Collective Plan – Employees. Eligible for this program are the managerial employees and certain other employees. Deferred compensation is paid 100% (one hundred percent) in cash, indexed to 120% (one hundred and twenty percent) of CDI.

13.4.b Main objectives of the plans

•         Align the interests of the Company and participants so as to, on the one hand, achieve the growth and profitability of the Company, and on the other hand, the recognition of the contribution of  participants in developing the Company activities;

•         Enable the Company to retain participants in its payroll, offering them an additional advantage, the opportunity to develop or increase their interest as shareholders of the Company; and

•         Promote the good performance of the Company and the interests of shareholders through a long-term commitment by participants.

13.4.c How the plans will contribute to the issuer's remuneration policy

The Plans contribute to the aforesaid objectives by encouraging executives to effort to achieve the following indicators: Total Shareholder Return (TSR), budgeted net profit vs. achieved net profit comparison, RORAC (Return on Risk Adjusted Assets), RoRWA (Return on Risk Weighted Assets) and growth in Earnings per Share (EPS). These indicators were defined in the Regulation of the respective Plans.

13.4.d How Plans are included in the issuer’s remuneration policy

The Plans are a key piece in the Company's compensation strategy because they act as efficient tools for recognition and retention of members of the Executive Board in the short, medium and long term, and align the interests of executives with the interests of the Company.

13.4.e How the Plans align the interests of officers and the issuer in the short, medium and long term

The Plans align the interests of members of the Executive Board and the Company in the short, medium and long term as the options are  exercised and the shares are received only if the Company's strategic objectives are achieved consistently for the cycle duration of the plans.

13.4.f Maximum number of shares covered

Stock-based remuneration plan estimated for the current fiscal year (2015)
	Board of Directors									Board of Officers
	Cycle 6		PSP 2013	SOP delivery 2014	SOP 2013	DEFERMENT 1	DEFERMENT 2	DEFERMENT 3	DEFERMENT 4	Cycle 6		PSP 2013	SOP delivery 2014	SOP 2013	DEFERMENT CYCLE 2	DEFERMENT CYCLE 3	DEFERMENT CYCLE 4	DEFERMENT CYCLE 5
	GLOBAL	LOCAL PSP								GLOBAL	LOCAL PSP
Maximum Number of Shares	-	-	-	-	-	-	-	-	-	-	-	25,425	532,147	9,135,879	-	331,999	934,353	1,552,509

* Until February 10 of each of the fiscal years subsequent to the base year, the Board of Directors of the Company may amend the maximum amount of Units per year, by increasing in such proportion as the Company distributes dividends and/or interest on equity to its shareholders, at the same value as the dividends an/or interest on equity which the participant would be entitled to if they were holders of Units of the Company.

Stock-based remuneration plan in force in the fiscal year ended at 12/31/2014
	Board of Directors									Board of Officers
	Cycle 6		Cycle 7		SOP delivery 2014	SOP 2013	DEFERMENT 2	DEFERMENT 3	DEFERMENT 4	Cycle 6		Cycle 7		SOP delivery 2014	SOP 2013	DEFERMENT CYCLE 2	DEFERMENT CYCLE 3	DEFERMENT CYCLE 4
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP						GLOBAL	LOCAL PSP	GLOBAL	PSP 2013
Maximum Number of Shares	-	-	-	-	-	-	-	-	-	-	-	-	25,425	532,147	9,135,879	305,609	664,418	1,402,013

13.4.g Maximum number of options to be granted

Stock-based remuneration plan estimated for the current fiscal year (2015)
	Board of Directors									Board of Officers
	Cycle 6		PSP 2013	SOP delivery	SOP 2013	DEFERMENT 1	DEFERMENT 2	DEFERMENT 3	DEFERMENT 4	Cycle 6		PSP 2013	SOP delivery 2014	SOP 2013	DEFERMENT CYCLE 2	DEFERMENT CYCLE 3	DEFERMENT CYCLE 4	DEFERMENT CYCLE 5
	GLOBAL	LOCAL PSP								GLOBAL	LOCAL PSP
Maximum Number of Shares	-	-	-	-	-	-	-	-	-	-	-	25,425	532,147	9,135,879	-	331,999	934,353	1,552,509

* Until February 10 of each of the fiscal years subsequent to the base year, the Board of Directors of the Company may amend the maximum amount of Units per year, by increasing in such proportion as the Company distributes dividends and/or interest on equity to its shareholders, at the same value as the dividends an/or interest on equity which the participant would be entitled to if they were holders of Units of the Company.

Stock-based remuneration plan in force in the fiscal year ended at 12/31/2014
	Board of Directors									Board of Officers
	Cycle 6		Cycle 7		SOP delivery 2014	SOP 2013	DEFERMENT 2	DEFERMENT 3	DEFERMENT 4	Cycle 6		Cycle 7		SOP delivery 2014	SOP 2013	DEFERMENT CYCLE 2	DEFERMENT CYCLE 3	DEFERMENT CYCLE 4
	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP						GLOBAL	LOCAL PSP	GLOBAL	PSP 2013
Maximum Number of Shares	-	-	-	-	-	-	-	-	-	-	-	-	25,425	532,147	9,135,879	305,609	664,418	1,402,013

13.4.7h Conditions to purchase shares

13.4.h.1 Local Programs

SOP IPO

Share Option Plan, where new shares of the Company are issued, promoting a commitment of the Board of Officers with the long-term results. The period commenced on June 30, 2012 extends over two (02) years. The number of executable units in this plan was determined by (i) 50% (fifty percent) of achievement bound to Total Shareholder Return (TSR) and (ii) 50% (fifty percent) based on comparison ‘net profit’ vs. ‘budgeted profit’.

PSP

A Variable Compensation Plan, where (i) fifty percent (50%) consists of the delivery in Units, which cannot be sold during the term of one (1) year from the date of exercise, and (ii) fifty percent (50%) is paid in cash, which can be freely used by the participants ("Bonus"), after deductions of all applicable taxes, charges and withholdings. For the delivery of the units, such TSR and RoRWA indicators as specified in the regulation must be met.

SOP for delivery in 2014

The amount of Units exercisable by the participants was determined according to the result of measurement of a performance parameter of the Company: Total Shareholder Return (TSR) and was reduced upon failure to achieve the goals of the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year. Additionally, the participant had to remain in the Company to be entitled to receive the options.

The Plan shall be settled in Share Deposit Certificates (Units) by the difference between the closing price on the exercise date and the Strike Price, net of Personal Income Tax.

SOP 2013

The number of Units exercisable by participants shall be determined according to the measurement of performance parameters of the Company: Total Shareholder Return (TSR), and can be reduced on non-performance of return on risk weighed assets (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, the participant must remain in the Company during the term of the Plan to be entitled to exercise the Units corresponding to remuneration. In order to be entitled to receive options, the goals specified in the Regulation must be met.

PSP 2013

Promotes commitment by Executives with long-term results. The object of the Plan is the payment of Variable Compensation, with one hundred percent (100%) consisting of delivery of corresponding Units. The number of Units to be delivered to participants shall be determined according to the measurement of a performance parameter of the Company – Total Shareholder Return (TSR) – and can be reduced on non-performance of return on risk weighed assets (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors.

13.4.h.2 Global Programs

For each cycle, a maximum number of shares was established for each beneficiary. In the first 03 (three) cycles, the goals determine the number of shares to be delivered, by comparing the performance of Santander Spain with the performance of the group of Financial Institutions used as reference and linked to two parameters, namely: Total Shareholder Return (TSR) and growth in earnings per share (EPS).

At the end of each cycle, the Total Shareholder Return (TSR) and growth in earnings per share (EPS) were calculated relative to Santander Spain and each of the reference companies and the results sorted in ascending order. Each of the two criteria (TSR and EPS growth) were weighted in proportion of 50% in the calculation of the percentage of shares to be delivered, according to the relative position of Santander Spain in the ranking of the reference financial institutions:

For plans PI12, PI13 and PI14, the goal that determines the number of shares was related only to a Performance Parameter, which has 100% weight in the percentage of shares to be distributed: the TSR of the Group.

Global Plan – ILP CRDIV

A stock delivery plan known as Global Long Term Incentive Award 2014 (ILP CRDIV) was launched in 2014. This plan is subject to the achievement of performance indicator Total Shareholder Return (TSR) of Santander Group, comparing the evolution of the Group in this indicator with the main global competitors, and settlement will be in shares of the World Santander Group.

The Global Long Term Incentive Program Award 2014 provides for the delivery of the shares resulting from the achievement of the program in three (3) annual installments in 2016, 2017 and 2018, with an additional restriction on sales of one (1) year after each delivery.

13.4.h.3 Deferral Programs

Deferral - 1st Cycle

The plan's object is the payment in cash, of part of the variable remuneration payable by the Company to participants of the program, in the terms of its remuneration policy, which payment is subject to the future performance of the shares. The plan does not cause dilution of the share capital of the Company, since the participants are not granted the status of shareholder of the Bank, or any other rights or privileges attached to such status.

Deferral - 2nd Cycle (2011), 3rd Cycle (2012), 4th Cycle (2013) and 5th Cycle (2014)

The Plan is part of the current regulatory environment applicable to the Company, especially in light of the Resolution of the National Monetary Council No. 3921 of November 25, 2010 ("Resolution No. 3921/10"), by which financial institutions must meet certain requirements deferred for future payment of a portion of variable compensation payable to its managers and other employees, taking into account the sustainable financial basis of long-term adjustments in future payments depending on the assumed risks of fluctuations in the cost of capital.

The plan is divided into 02 programs:

•            Identified Collective

In 2011 were included in this rule participants of the Executive Committee and other executives who took significant risks in the Company and who were in charge of the control areas. The deferral was half in cash, indexed to 100% of CDI and half in Units "SANB11".

In 2012 this program was implemented to comply with Resolution No. 3,921 of the Central Bank of Brazil. In 2012 all statutory Officers of the group's companies authorized to operate by the Central Bank of Brazil were included in this deferral program.

For this group the rules for deferment of short-term variable income were applied as follows:

In the case of the CEO, the deferral in this program is at least 50%, with at least 25% each of the items mentioned above.

The deferment ratio depends also on the level of variable compensation received in the fiscal year (includes the Long-Term Incentive (ILP) value in the year of the granting, valued at the granting price). In the event that the variable compensation value is between R$ 5.5 MM and R$ 8 MM, the deferment is 50%, where 25% of each installment is deferred and paid on demand. In the event that the variable compensation value is equal to or higher than R$ 8 MM, the deferment is 60%, where each deferred installment is 30% and each paid-on-demand installment is 20%.

As of 2015, for the President Director, or in the event that the variable compensation value is higher than R$ 5.5 MM, the payment of the deferred installments goes from three (3) to five (5) equal annual installments, with the lock up conditions being kept.

  Unidentified Collective

Payment is made in cash in three (03) equal annual installments adjusted at CDI. There are no statutory directors in this group, because they are parties to the identified collective plan.

13.4.i Criteria to determine the purchase price or exercise

13.4.i.1 Local Programs

SOP IPO

The exercise price of the options, to be paid by participants for the subscription of Units, was R$ 23.50.

PSP

Not applicable, because the strike price was the market value on the date of exercise thereof.

SOP 2014 delivery

The issued options have option price of R$ 12.7234 per Unit.

SOP 2013

The issued options have strike price of R$ 12.8423 per Unit.

PSP 2013

Not applicable, because the strike price was the market value on the date of exercise thereof.

13.4.i.2 Global Programs

Not applicable, because the exercise price was the market value on the date of exercise thereof.

13.4.i.3 Deferral Program (1st, 2nd, 3rd, 4th and 5th cycles)

Not applicable, because the strike price was the market value on the date of exercise thereof.

13.4.j Criteria for determining the exercise period

13.4.j.1 Local Programs

SOP IPO

The Plan had a term of three (03) years, including three (3) financial years, promoting a commitment of the Board of Officers with the long-term results. The exercise period spans over two (02) years after the exercise of the options.

PSP

The cycles had duration of three (03) years, including three (3) financial years, promoting a commitment of members of Executive Boards with long-term results.

SOP 2014 delivery

The Plan had a term of three (03) years, promoting a commitment of the Board of Officers with the long-term results. The period for the exercise is from June 30, 2014 until June 30, 2016.

SOP 2013

The cycle has duration of three (03) years, promoting a commitment of Executive Officers with long-term results. The period for the exercise is from June 30, 2016 until June 30, 2018.

PSP 2013

The cycle has a term of three (03) years, including three (03) financial years, promoting a commitment of the members of the Board of Officers with the long-term results.

13.4.j.2 Global Programs

The cycles have duration of three (03) years, including three (3) financial years, promoting a commitment of the Board of Officers with the long-term results.

13.4.j.3 Deferral Plan

Deferral 1st, 2nd, 3rd, 4th and Cycles

The total number of shares referenced will be settled in three (03) installments and allocated equally to the three fiscal years subsequent to the base year.

13.4.k Type of settlement

13.4.k.1 Local Programs

SOP IPO: in stocks

PSP: 50% gratuity on paycheck and 50% in stocks

SOP delivery 2014: in shares

PSP 2013: in shares

SOP 2013: in shares

13.4.k.2 Global Programs

Gratuity in paycheck for compulsory purchase of shares.

13.4.k.3 Deferral Programs

1st Cycle: gratuity in paycheck

2nd, 3rd, 4th and 5th Cycles: made directly in Units (deferred installment in Units)

13.4.l Restrictions on transfer of shares

13.4.l.1 Local Programs

SOP IPO

The equivalent of one third of the Units resulting from the exercise of options exercisable may not be sold by the participant during the period of one (1) year from the date of acquisition of each Unit.

PSP

The amount of the Units comprising 50% of net investment under this plan may not be sold by the participant during the period of 1 year from the date of purchase.

SOP delivery 2014

The equivalent of forty percent (40%) of the Investment Units of Participant, or if the Company's CEO, fifty percent (50%) ("Restricted Percentage"), quantity cannot be sold during the following periods described in the table below ("Lock up Period"):

(i)       One third (1/3) of the Restricted Percentage for a period of two (02) years from the date of acquisition of each Unit;

(ii)      One third (1/3) of the Restricted Percentage for a period of three (03) years from the date of acquisition of each Unit; and

(iii)    One third (1/3) of the Restricted Percentage for a period of four (04) years from the date of acquisition of each Unit.

SOP 2013

The equivalent of 40% of the Units resulting from Bonus ("Restricted Percentage") of each Participant and 50% (in the case of the Chief Executive Officer), cannot be sold during the following periods ("Lockup Period"), including in case of termination of agreement:

•         one third (1/3) of the Restricted Percentage for a period of two (2) years from the date of receipt of each Unit;

•         one third (1/3) of the Restricted Percentage for a period of three (3) years from the date of receipt of each Unit;

•         one third (1/3) of the Restricted Percentage for a period of four (4) years from the date of receipt of each Unit.

13.4.l.2 Global Programs

There is no restriction on the transfer of shares after the options are exercised.

13.4.l.3 Deferral Program

1st Cycle of Deferral

Not applicable, since the plan provides for the gratification solely in cash.

2nd, 3rd, 4th and 5th Cycle of Deferral

Administrators who belong to the collective supervised mentioned earlier, may not dispose of the Units received in this plan during the period of one (01) year from the date of receipt of each batch of Units.

13.4.m Criteria and events that, when checked, will cause the suspension, amendment or termination of the plan

13.4.m.1 Local Programs

SOP IPO, PSP, SOP delivery 2014, SOP 2013  and PSP 2013)

Any significant changes to the regulation of corporations and/or tax effects applicable to the Company and the participants can lead to partial or full revision of the plan, or even suspension or termination, at the discretion of the Board of Directors. Additionally, in the SOP, SOP delivery 2014 and SOP 2013 plans, in the case of direct or indirect sale by the controlling shareholders, either through a single transaction or a series of transactions, the number of shares involving a change of control in the Company, pursuant to Regulation Level two (2) then applicable to the Company, the Board of Directors may, in its sole discretion, approve the options to be released to be exercised in whole or in part by the participant. The Board of Directors may establish special rules that allow the shares object of the Options to be sold in the public offering.

13.4.m.2 Global Programs

Changes in the plan may be for legal or regulatory reasons.

13.4.m.3 Deferral Program

The plans may be terminated, suspended or amended at any time by the Board of Directors, and in the case of suspension or termination, the rights of participants who already have installments of the bonus in reference in Units receivable should be respected, under the following provisions:

•         To preserve the plan's objectives, the total quantity of Units shall be adjusted for more or less in the event of: split, reverse split of shares, or gratuity of shares, merger, incorporation, spin off, other procedures of similar nature and of relevance;

•         The Human Resources Department, under the supervision of the executive committee, will execute those quantitative adjustments using the methods adopted by BM&FBOVESPA to make similar adjustments in its stock markets.

Deferral -  1st, 2nd, 3rd and 4th Cycle

The Board of Directors of the Company may establish partial payment or non-payment of the plan, if verified the following assumptions:

•         unsatisfactory financial performance of the Company;

•         breach of internal rules applicable to the Participant, including, but not limited to risk management policies;

•         substantial change in the financial condition of the Company, except as a result of changes in accounting standards;

•         significant variations in capital base of the Company; or

•         misrepresentation in risk management.

Deferral – 5th Cycle

The plan is subject to Malus, i.e., the Board of Directors, on the recommendation of the Nomination and Remuneration Committee (NRC), may approve reduction up to 100% of the value of each participant in the following cases:

•         Unsatisfactory financial performance of the Company;

•         Breach of internal rules applicable to the participant, including but not limited to risk management policies;

•         Substantial change in the financial condition of Banco Santander Brasil, as opined by external auditors, except as a result of changes in accounting standards; if the Board of Directors shall deem necessary, it may also take into account in this evaluation the financial statements of Santander Group; or

•         Significant variations in capital base of the Company or qualitative risk assessment of Banco Santander Brasil; if the Board of Directors shall deem necessary, it may also take into account in this evaluation the financial statements of Santander Group.

13.4.n Effects of departure of the manager of the issuer on the rights under the share-based compensation plan

13.4.n.1 Local Programs

SOP IPO, PSP, SOP delivery 2014, SOP 2013 and PSP 2013

The ILP Plan shall be terminated and the participant loses the right to participate in the ILP Plan in advance, so that he/she will have no right to receive options or shares if the participant resigns, renounces or leaves the Company by virtue of dismissal by just cause or removal from the position.

In case of termination by the participant via employment severance due to acts performed by the Company pursuant to Article 483 of the Consolidation of Labor Law, by reason of dismissal without cause, by mutual agreement in the event that a participant does not have employment relationship or in case of retirement, the participant will receive at the time payments are made to other participants in the cycle of the ILP Plan, the bonus amount proportional to the time spent participating in the ILP Plan, subject to the percentage of performance indicators.

In the event of death of the participant or in the case of permanent disability of the participant, the delivery of shares or options will be delivered together with the other participants in the ILP Plan cycle without applying the percentage of time spent participating in the applicable cycle plan but usually by applying the percentage of performance indicators, in the case of death, the delivery will be to the successors of the participant.

13.4.n.2 Global Programs

In case of retirement, due to unfair dismissal, removal, permanent disability or death, the right to deliver the shares will remain as if none of the aforementioned conditions occurred, except for the following changes:

•         in case of death, entitlement passes on to the successors of the beneficiary;

•         the number of shares to be delivered will be the result of multiplying the maximum number of shares set by the quotient resulting from dividing the number of days from the date of launch of the plan and the date on which the death, retirement, pre-retirement, resignation, removal or other circumstance occurring that determines the application of this rule, both inclusive by the number of days of the plan.

•         In case of resignation by the participant, he/she is no longer entitled to the plan.

13.4.n.3 Deferral Programs

The plan's effectiveness will be terminated in advance, legally, and the participant will forfeit the right to participate in the plan and to receive future installments in the event of termination by resignation, renouncement or dismissal by just cause under Article 482 of the Consolidation of Labor Laws or removal of statutory position via unilateral decision by the Company.

In case of termination of a participant on termination of the employment contract due to acts performed by the Company pursuant to Article 483 of the Consolidation of Labor Law, by reason of dismissal without cause, due to retirement or in case of death, the participant will receive at the time payments to other participants in the respective cycle, the value of the portion of the bonus Units referenced and applicable to that participant. In case of death, the delivery will be made to the successors of the participant. In the case of permanent disability of the participant, proven by two medical reports (public or private institution), the participant will receive at the time of payments to other participants of the respective cycle, the value of the portion of the bonus in reference to the Units applicable to that participant.

In case of suspension of the employment contract by disease or accident at work, the participant will receive at the time of making payments to other participants in the respective cycle, the value of the portion of the bonus referenced in Units applicable to that participant.

13.5.       Number of shares or shares directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or units issued by the issuer, their controllers direct or indirect subsidiaries or under common control, by members of the Board of Directors and of the statutory Board, grouped by organ, on the closing date of the last fiscal year:

Issuer: Banco Santander (Brasil) S.A.
Board of Directors
Derivative Securities	Characteristics of Securities	Quantity

Shares	ordinary shares	4641
Shares	preferred shares	4636
Shares	Units	159100
BDR	BSAN	82886

Issuer: Banco Santander (Brasil) S.A.
Executive Board
Derivative Securities	Characteristics of Securities	Quantity*

Shares	ordinary shares	21373
Shares	preferred shares	21375
Shares	Units	1721119
BDR	BSAN	219997
Debentures Repo	SUDA15	718

Base-date: 31.12.2014

(*) considers persons treated

13.6. In relation to stock-based compensation recognized in the outcome of the last 3 financial years and planned for the current fiscal year, the Board of Directors and of the statutory Board, inform:

2015

Stock-based remuneration estimated for the current fiscal year (2015)

Board of Directors												Executive Board
Number of Members	Cycle 4	Cycle 6		PSP 2013	DEFERMENT CYCLE 1	DEFERMENT CYCLE 2	DEFERMENT CYCLE 3	DEFERMENT CYCLE 4	DEFERMENT CYCLE 5	SOP delivery 2014	SOP 2013	Cycle 4	Cycle 5		Cycle 6		Cycle 7		DEFERMENT CYCLE 1	DEFERMENT CYCLE 2	DEFERMENT CYCLE 3	DEFERMENT CYCLE 4	DEFERMENT CYCLE 5	SOP delivery 2014	SOP 2013
	LOCAL SOP	GLOBAL	LOCAL PSP									LOCAL SOP	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
	9											46
Stock call option granting
Granting date	2010	2012		2013	2011	2012	2013	2014	2015	2011	2013	2010	2011		2012		2013	2013	2011	2012	2013	2014	2015	2011	2013
Number of options granted *	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		25,425	0	0	331,999	934,353	1,552,509	532,147	9,135,879
Term for the options to become executable		2014		2016	2011	2012	2013	2014	2015	2014	2016				2014			2016	2011	2012	2013	2014	2015	2014	2016
Maximum term for execution of options	2014	none		none	2014	2015	2016	2017	2018	2016	2018	2014	2013		none			none	2014	2015	2016	2017	2018	2016	2018
Term of restriction on transfer of shares	None											None
Weighted average execution price:	None											None
(a) of outstanding options at the beginning of the fiscal year	None											None
(b) of lost options during the fiscal year	None											None
(c) of options executed during the fiscal year	12.063	None										12.063	None
(d) of options expired during the fiscal year	None											None
Fair value of options on the granting date	None**	7.19	None**							7.08	5.96	None**	7.19	None**										7.08	5.96
Potential dilution in case of execution of all options granted		0.5%***											0.5%**

* Taking into account the outstanding options not executed in the former years.

** The Global Plans and Local Plan PSP grant shares and not call options. Thus, there is no fair value.

*** Maximum dilution.

2014

Remuneration based on shares established for the current fiscal year (2014)

	Board of Directors									Board of Directors								
	4th Cycle LOCAL - SOP	6th Cycle GLOBAL	6th Cycle LOCAL PSP	PSP 2013	1st Cycle DEFERRAL	2nd Cycle DEFERRAL	3rd Cycle DEFERRAL	SOP Delivery 2014	SOP 2013	4th Cycle LOCAL - SOP	6th Cycle GLOBAL	6th Cycle LOCAL PSP	PSP 2013	1st Cycle DEFERRAL	2nd Cycle DEFERRAL	3rd Cycle DEFERRAL	SOP Delivery 2014	SOP 2013
Number of members					6									47				
Granting of share purchase options																		
Date granted	2010	2012		2013	2011	2012	2013	2011	2013	2010	2012		2013	2011	2012	2013	2011	2013
Number of shares granted*	0	0	0	0	0	0	0	0	0	-	17,310	6,000	22,600	-	483,149	1,049,231	5,475,124	11,042,745
Term for options to become exercisable		2014		2016	2011	2012	2013	2014	2016		2014		2016	2011	2012	2013	2014	2016
Term to exercise the options	2014	None		None	2014	2015	2016	2016	2018	2014	None		None	2014	2015	2016	2016	2018
Term to restrict transfer of shares						none									none			
Weighted average strike price:						none									none			
(a) Outstanding options in the beginning of FY						none									none			
(b) Options lost in the fiscal year						none									none			
(c) Options exercised in the fiscal year	R$ 12,063					none				R$ 12,063					none			
(d) Options expired in the fiscal year						none									none			
Fair value of options at date granted	none ** R$ 7.19	none**						R$ 7.08	R$ 5.96	None ** R$ 7.19	None **						R$ 7.08	R$ 5.96
Potential dilution in case of exercise of all options granted	0.5%***									0.5%***								

* Consider the outstanding options not exercised from previous fiscal years.

** The Global plans and the Local plan – PSP Grant shares and not purchase options. Therefore, there is no fair value.

*** Maximum dilution.

2013

2012

13.7 – Information on outstanding options held by the Board of Directors and Statutory Board.

On December 31, 2014, the officers participating in SOP delivery 2014 plan hold 532,147 outstanding options. These options on Units are executable on or before June 30, 2016 at the price of R$ 12.7234 per option.

13.8 – Tables of options exercised and shares delivered regarding the stock-based remuneration for the Board of Directors and Statutory Board in the last three (03) fiscal years

13.8.1 – ILP Global Program

The right to exercise options under Cycles 1 (PI09), 2 (PI10), 3 (PI11) and 4 (PI12) has already been used, as shown in the following table:

Options exercised – fiscal year ended at 12/31/2011

	Board of Directors	Statutory Board
	Cycle 3	Cycle 3
	GLOBAL	GLOBAL
Number of Members	9	61
Options exercised
Number of shares	not applicable*
Average weighted price of FY
Difference between strike price and market value of shares in relation to exercised options
Delivered shares
Number of shares delivered	74,892	514,016
Average weighted price of purchase	R$ 16.704	R$ 16.704
Difference between purchase price and market price of purchased shares	-	-
* The Global plans grant shares, not call options.

Options exercised – fiscal year ended at 12/31/2012

	Board of Directors	Statutory Board
	GLOBAL	GLOBAL
	Cycle 4	Cycle 4
Number of Members	7	53
Options exercised
Number of shares	not applicable*
Average weighted price of FY
Difference between strike price and market value of shares in relation to exercised options
Delivered shares
Number of shares delivered	1,128	20,083
Average weighted price of purchase	R$ 12.063	R$ 12.063
Difference between purchase price and market price of purchased shares	-	-
* The Global plans grant shares, not call options.

The weighted average purchase price was R$ 23.7252 per share in PI09; R$ 19.46496 in PI10; R$ 16.704464 in PI11; and R$ 12.0634515 in PI12.

The aggregate amount of the difference from the purchase price to the market value of the purchased shares is not applicable here, because the value of the gratuity that is credited corresponds to the market value on the delivery date.

No delivery was made for Cycle 5 (PI13) or Cycle 6 (PI14) seeing as the performance goals attached to the Plans were not met.

13.8.2 – Local Program

The right to exercise options for Cycles 1, 2 and 3 – Local and SOP Delivery 2014 – has already been used as shown in the following table:

Options exercised – fiscal year ended at 12/31/2012

	Board of Directors	Board of Executives
	LOCAL	LOCAL
	Cycle 1	Cycle 1
Number of Members	7	53
Options exercised
Number of shares	not applicable*
Average weighted price of FY
Difference between strike price and market value of shares in relation to exercised options
Delivered shares
Number of shares delivered	0	4,365
Average weighted price of purchase	R$ 16.038	R$ 16.038
Difference between purchase price and market price of purchased shares	-	-
* The Local plans grant shares, not call options.

Options exercised – fiscal year ended at 12/31/2013

	Board of Directors	Board of Executives
	LOCAL	LOCAL
	Cycle 2	Cycle 2
Number of Members	6	47
Options exercised
Number of shares	not applicable*
Average weighted price of FY
Difference between strike price and market value of shares in relation to exercised options
Delivered shares
Number of shares delivered	0	4,642
Average weighted price of purchase	R$ 15.083	R$ 15.083
Difference between purchase price and market price of purchased shares	-	-
* The Local plans grant shares, not call options.
Options exercised – fiscal year ended at 12/31/2014

	Board of Directors	Board of Executives
	LOCAL	LOCAL
	Cycle 3	Cycle 3
Number of Members	8	46
Options exercised
Number of shares	not applicable*
Average weighted price of FY
Difference between strike price and market value of shares in relation to exercised options
Delivered shares
Number of shares delivered	0	5,163
Average weighted price of purchase	R$ 12.385	R$ 12.385
Difference between purchase price and market price of purchased shares	R$ 3.02	R$ 3.02
* The Local plans grant shares, not call options.

Options exercised – fiscal year ended at 12/31/2014

	Board of Directors	Board of Executives
	SOP	SOP
	Delivery 2014	Delivery 2014
Number of Members	8	46
Options exercised
Number of shares	not applicable*
Average weighted price of FY
Difference between strike price and market value of shares in relation to exercised options
Delivered shares
Number of shares delivered	0	163,980
Average weighted price of purchase	R$ 12.7234	R$ 12.7234
Difference between purchase price and market price of purchased shares	-	-
* The Local plans grant shares, not call options.

13.9. Brief description of information needed to comprehend the data disclosed in items 13.6 to 13.8, such as the explanation of shares and options value pricing method.

13.9.1. Global Program

13.9.1.a Pricing model

The Monte Carlo pricing model was used to calculate the fair value. The Monte Carlo method (MMC) is a statistical method that simulates the price generation process based on the premise of risk neutrality.

13.9.1.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option's validity, expected dividends and risk-free interest rates, with the assumptions employed in the pricing model presented below.

The strike price in all cycles and where the objectives established in the regulations are achieved, shall be the market price on the date of exercise.

	PI09	PI10	PI11	PI12	PI13	PI14
Expected Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%	51.35%

Annual Remuneration from Dividends in the Past 5 Years	3.23%	3.24%	3.47%	4.88%	6.33%	6.06%

Risk-Free Interest Rate (Zero Coupon Treasury Bill)
for the Plan’s Term	4.47%	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated based on the historical volatility for the respective term (two or three years).

For ILP CRDIV Plan, the pricing parameters used were:

Premise	2 years	3 years	4 years
Future earning (per year)	11.1%	11.8%	9.5%
Volatility (per year)	32.7%	34.7%	36.9%
Risk Free Rate (per year)	1.7%	2.1%	2.5%
Compared price correlation	55%	55%	55%

13.9.1.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow for early exercise.

13.9.1.d How expected volatility is determined

Estimated based on the historical volatility of the respective term.

13.9.1.e If any other characteristic of the option were incorporated in the fair value calculation

Not applicable as no other characteristic of the option was incorporated in the fair value calculation.

13.9.2 Local Program

13.9.2.1 SOP

13.9.2.1.a Pricing Model

The binomial pricing model was used to calculate the fair value. A price tree is built to determine the share value in a future date.

13.9.2.1.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option's validity, expected dividends and risk-free interest rates

The data adopted in the pricing model are presented below:

Performance Conditions	SOP Plan
Evaluation Method	Binomial
Volatility	57.37%
Dividends Rate	5.43%
Vesting Period	2.72 Years
"Average" Moment of Exercise	3.72 Years
Risk-Free Rate	11.18%
Occurrence Probability	43.11%
Fair Share Price	R$7.19

13.9.2.1.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow for early exercise.

13.9.2.1.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.9.2.1.e If any other characteristic of the option were incorporated in the fair value calculation

Not applicable as no other characteristic of the option was incorporated in the fair value calculation.

13.9.2.2 SOP delivery 2014

13.9.2.2.a Pricing Model

The Black&Scholes pricing model was used to calculate the fair value. A price tree is built to determine the share value in a future date.

13.9.2.2.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option's validity, expected dividends and risk-free interest rates

The data adopted in the pricing model are presented below:

Performance Conditions	SOP delivery 2014
Evaluation Method	Black&Scholes
Volatility	40.00%
Dividends Rate	3.00%
Vesting Period	2 Years
"Average" Moment of Exercise	5 Years
Risk-Free Rate	10.50%
Occurrence Probability	71.26%
Fair Share Price	R$ 6.45

13.9.2.2.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow for early exercise.

13.9.2.2.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.9.2.2.e If any other characteristic of the option were incorporated in the fair value calculation

Not applicable as no other characteristic of the option was incorporated in the fair value calculation.

13.9.2.3 SOP 2013

13.9.2.3.a Pricing Model

The Black&Scholes pricing model was used to calculate the fair value. A price tree is built to determine the share value in a future date.

13.9.2.3.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option's validity, expected dividends and risk-free interest rates

The data adopted in the pricing model are presented below:

Performance Conditions	SOP 2013
Evaluation Method	Black&Scholes
Volatility	40.00%
Dividends Rate	3.00%
Vesting Period	2 Years
"Average" Moment of Exercise	5 Years
Risk-Free Rate	11.80%
Occurrence Probability	60.27%
Fair Share Price	R$ 5.96

13.9.2.3.c Method used and premises assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow for early exercise.

13.9.2.3.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.9.2.3.e If any other characteristic of the option were incorporated in the fair value calculation

Not applicable to ILP Plans, as no other characteristic of the option was incorporated in the fair value calculation.

Not applicable to Deferment Plans, seeing as the purpose thereof is the payment of part of the Variable Remuneration payable by the Company to the participants of the plan, under the provisions of the relevant remuneration policy.

13.10 Pension Plans in force, granted to members of the board and statutory officers

The main pension plan in force in the Company is SantanderPrevi.

Membership to SantanderPrevi pension plan is optional and the monthly contribution on the part of the member is equivalent to 2% of their wage* (limited to 13 UPs = R$ 5,032.30), plus 2% to 9% (at choice) of their wage, minus 13 UPs.

This amount is added by a contribution value on the part of Santander Brazil (known as matching) varying from 100% to 150% over the years, as shown in the following table.

Membership Period of Time	Matching contributed by the Group
Less than 3 years	100%
From 3 complete years to 6 incomplete years	110%
From 6 complete years to 10 incomplete years	120%
From 10 complete years to 15 incomplete years	130%
From 15 complete years on…	150%

* The period of time started being counted in the standardization of the benefits policies of Santander Brazil as of June, 2009.

The following table details the amounts contributed to SantanderPrevi pension plan and supplementary plans in 2014.

Amounts in R$

	Board of Directors	Statutory Board
Number of Members	0	34
Plan's name	SantanderPrevi Pension Plan	SantanderPrevi Pension Plan
Number of officers that meet the conditions to retire	not applicable	not applicable
Conditions for early retirement	not applicable	not applicable
Corrected accrued amount from accrued contributions until the closing of the last fiscal year, deducting installment related to contributions made directly by officers	0	17,550,938
Total accrued amount from contributions made during the last fiscal year, deducting installment related to contributions made directly by officers	0	3,273,300
Possibility of early redemption and conditions	not applicable	not applicable

The accrued amount on December 31, 2014 encompasses the balance of the values contributed, even if redeemed on or before the specified date.

34 members of the corporate bodies are participants of SantanderPrevi pension plan, with such matching rates as specified above, meaning that the matching corresponds to the rules of the plan. The contribution value in 2014 amounted to R$ 3,273,300.

13.11 – Maximum, minimum and medium individual remuneration of the Board of Directors, the Statutory Board and the Fiscal Committee.

Justification for not filling this frame:

Item not disclosed because of injunction granted by Justice of the 5th Federal Court of Rio de Janeiro, in records of case No. 2010.510102888-5.

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to officers in the case of removal from a position or retirement, indicating the financial consequences to the issuer

There are no contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to officers in the case of removal from a position or retirement.

13.13. In relation to the last 3 fiscal years, indicate the total remuneration percentage of each body recognized in the income of the issuer in reference to members of the board of directors, statutory board or fiscal committee who are related parties to direct or indirect controllers, as defined by the accounting standards that treat this issue.

In the year 2012, 24% of the total remuneration paid to members of the Board of Directors by Santander Brazil was destined to pay the members of the Board of Directors who are related parties to the Controlling Shareholder because they occupy management positions in the Santander Spain Group.

In the year 2013, no payments were made to members of the Board of Directors or the Board of Officers who are related parties to the Controlling Shareholder.

In the year 2014, no payments were made to members of the Board of Directors or the Board of Officers who are related parties to the Controlling Shareholder.

13.14. Indicate the values recognized in the income of the issuer as remuneration to the members of the board of directors, statutory board or fiscal committee, grouped by body, for any reason other than the function occupied, such as, for example, commissions and consulting or assistance services rendered, in relation to the last 3 fiscal years.

Not applicable given that there are no such values recognized in Santander Brazil's income.

13.15.    Indicate the recognized values in the income of controllers, directly or indirectly, of companies under common control and controlled by issuer, such as remuneration of members of the board of directors, of the statutory board, or of the fiscal committee of the issuer, grouped by body, specifying within which meaning those values were attributed to those individuals.

The members of the board of directors who perform executive functions in Santander Spain, as well as our directors and officers, do not receive remuneration abroad for the functions performed in Brazil.

In the year 2012, two (02) members of the Board of Directors, non-executives of the Company, performed executive functions in Santander Spain and received remuneration in the value of 7,295,144 EUR for their functions.

In the year 2013, four (04) members of the Board of Directors, non-executives of the Company, performed executive functions in Santander Spain and received remuneration in the value of 7,206,842 EUR for their functions.

In the year 2014, three (03) members of the Board of Directors, non-executives of the Company, performed executive functions in Santander Spain and received remuneration in the value of 5,777,569 EUR for their functions.

FY - 2012
	Board of Directors	Statutory Board	Fiscal Committee	Total
Direct and indirect controllers	7,295,144 EUR	0	0	7,295,144 EUR
Controlled by Issuer	0	0	0	0
Companies under common control	0	0	0	0

FY - 2013
	Board of Directors	Statutory Board	Fiscal Committee	Total
Direct and indirect controllers	7,206,842 EUR	0	0	7,206,842 EUR
Controlled by Issuer	0	0	0	0
Companies under common control	0	0	0	0

FY - 2014
	Board of Directors	Statutory Board	Fiscal Committee	Total
Direct and indirect controllers	5,777,569 EUR	0	0	5,777,569 EUR
Controllers of Issuer	0	0	0	0
Companies under common control	0	0	0	0

13.16. Provide other information as deemed relevant by the issuer

Any and all relevant information about the remuneration policies and the remuneration to the officers of the Company are duly provided in the former items.

* * * *

EXHIBIT V

(Pursuant to article 13 of CVM Instruction 481)

1. Provide a copy of the proposed plan

Exhibits V - V.1.1 and V.2.1.

Exhibit V.1

LONG-TERM INCENTIVE PLAN –

BONUS UNITS - COLLECTIVE IDENTIFIED

2. Inform the main features of the proposed plan, identifying:

a. Potential beneficiaries

Officers, management-level employees and other employees of Santander Brasil and of the companies under its control that may be benefited by the Plan

b. Maximum number of options to be granted

	Board of Directors	Executive Board and Professionals in Key Roles
Maximum Number of options granted	0	4.400.000

c. Maximum number of shares covered by the plan

	Board of Directors	Executive Board and Professionals in Key Roles
Maximum Number of options granted	0	8.800.000

d. Terms for acquisition

The Participant must remain in the Company during the term of the Plan and follow other criteria established in the regulations.

e. Detailed criteria for setting the exercise price

The values used as the basis of the Bonus Units to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: The Final Number of Units per Year of the first fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the first fiscal year following the Base Year;

(b) Second fiscal year following the Base Year: The Final Number of Units per Year of the second fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the second fiscal year following the Base Year; and

(c) Third fiscal year following the Base Year: The Final Number of Units per Year of the third fiscal year multiplied by the average final daily price of the Units in the last fifteen (15) trading sessions of BM&FBOVESPA from January of the third fiscal year following the Base Year.

f. Criteria for setting the exercise period

The Total Number of Units will be divided by 3 (three) and allocated equally to the three fiscal years following the Base Year. The payment of each installment of the Participants' Bonus Units will be made until March 31st of each of the three fiscal years following the Base Year.

g. Method for settlement of options

The bonus payment will be made directly into Units.

h. Criteria and events that, when determined, will cause the suspension, modification or termination of the plan

The Board of Directors of the Company may establish the partial payment or non-payment of the plan, upon verification of the following events:

(a)              poor financial performance by the Company;

(b)              violation by the Participant of internal regulations, particularly those relating to risks;

(c)              material restatement of Banco Santander Brasil or Santander Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(d)              significant change in the share capital or risk profile of Banco Santander Brasil or Santander Group.

3. Justify the proposed plan, explaining:

a.               The main objectives of the plan

The Plan has the following objectives:

(a) align the interests of Banco Santander Brasil and of the Participants aiming, on one hand, to reach the growth and profitability of the Company’s business and on the other hand, the recognition of the Participants’ contribution for the activities of Santander Brasil;

(b) allow the Company to retain the Participants in its staff of employees, offering them as an additional bonus, a remuneration linked to the performance of the Units, in accordance with the terms, conditions and forms of this Plan; and

(c) promote the good performance of the Company and the shareholders’ interests through a long-term commitment of the Participants.

It is part of the current regulatory environment applicable to the Company, especially facing the CMN Resolution No. 3.921, by which financial institutions must observe certain requirements for deferred future payments of portion of the variable compensation owed to its officers and other employees, taking into account the long-term sustainable financial basis and adjustments in future payments due to the risks assumed and fluctuations capital costs.

b.               The way the plan contributes to these objectives

The Plan contributes to the alignment of the employees’ interests with the profitability and long-term results of the Company, because it is a deferred payment of variable compensation in shares and subject to Malus, upon verification of any situation described on item ‘h’ above.

c.                How the plan is included in the company's remuneration policy

The Plan is a key element in the Company's compensation strategy because it acts as an efficient instrument of recognition, motivation and retention of Participants in the short, medium and long term.

d.               How the plan will align the interests of the beneficiaries and the company's short, medium and long term interests

The Plan aligns the interests of the Participants and the Company's short, medium and long term interests, since the compensation is related to the price of the Company’s shares and subject to Malus.

4. Estimate the company's expenses arising from the plan, according to the accounting rules that address this matter

Total Estimated Cost of the Plan: R$ 59,400,000.00

* * * *

Exihibit V.1.1

LONG TERM INCENTIVE PLAN –

BONUS IN UNITS – COLLECTIVE IDENTIFIED

I.             DEFINITIONS

1.1          Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan, as defined in Item 3.3. The initial Base Year is 2015.
Banco Santander Brasil or the Company Santander Spain	Banco Santander (Brasil) S.A., as defined in Item 2.1. Banco Santander, S.A., controller of Banco Santander Brasil.
BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, as defined in Item 3.3.
Bonus in Units	Bonus in Units to be paid to each Participant, as part of the variable compensation payable by the Company to Participants, as defined in Item 3.2, subject to certain conditions defined in this Plan.

Executive Office	For the purposes hereof, the Executive Office corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Santander Group Santander Brasil Group Participants

Banco Santander, S.A. and companies that are, directly or indirectly, controlled by Banco Santander, S.A.

Banco Santander (Brasil) S.A. and companies that are, directly or indirectly, controlled by Banco Santander (Brasil) S.A.

Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.

Lock-Up Period	One-year term as of the date of acquisition of each tranche of Units during which the Participant cannot dispose of the units, pursuant to Item 10.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil Group, with compensation pegged to the performance of the Units of Banco Santander Brasil, as defined in Item 2.1.

Final Number of Units per Year	Actual number of reference Units allocated to each Participant during each fiscal year, based on the Maximum Number of Units per Year and on the criteria set forth in Item 4.3, as defined in Item 3.4.
Maximum Number of Units per Year	Total Number of Units divided by three, as defined in Item 3.4.
Total Number of Units	Maximum number of reference Units allocated to each Participant, subject to definition by the Board of Directors of the Company, as defined in Item 3.3.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

Units	Share Deposit Certificates representing, each, one (1) common share and one (1) preferred share issued by the Company (ticker: SANB 11), as defined in Item 2.1(b).
Santander Spain Shares Initial Base Value

Shares issued by Santander Spain (ticker: SAN).

Initial base value for each Participant to be defined by the Board of Directors of the Company, which shall serve as the basis for calculation of the Total Number of Units, as defined in Item 3.1.

II.           LONG TERM INCENTIVE PLAN

2.1.         This Long Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)           align the interests of Banco Santander Brasil and of the Participants aiming, on the one side, to reach the growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants for development of activities by Banco Santander Brasil;

(b)           enable the Company to retain the Participants, offering as an additional benefit, the opportunity to earn compensation pegged to the performance of the Share Deposit Certificates representing, each, one (1) common share and one (1) preferred share issued by the Company (ticker: SANB 11) (“Units”), pursuant to the terms, conditions and form defined herein; and

(c)           promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants.

2.2.         The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.          OBJECTIVES OF THE PLAN

3.1.         The objective of the Plan is the payment of bonuses in the form of Units to Participants, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy. The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Office shall calculate the initial amount corresponding to the bonus in Units to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.         The Initial Base Value shall be converted into a certain number of Units, to be handed to each Participant, as described in further detail herein below, so that the compensation payable to Participants shall be pegged to the future performance of the Units, pursuant to the provisions set forth in Resolution No. 3921/10 (“Bonus in Units”).

3.3.         The number of Units for purposes of the ascertainment of the Bonus in Units shall be calculated by means of the division of the Initial Base Value by the final daily price of the Units (Ticker: SANB11) over the last fifteen (15) trading sessions of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in January of the 2015 fiscal year (the “Total Number of Units” and the “Base Year”). As an example:

2014 - the Participant is entitled to the Initial Base Value based on his own performance, in the performance of his area and in the performance of the Company.

2015 - Base Year as per Item 3.3

2016, 2017 and 2018 - years of payment of the installments of the Bonus in Units, as per Items 3.4 and 3.5 below.

3.3.1.      If the Total Number of Units is not a whole number, the following rule shall apply: (i) if the fraction includes 0.5 or more, the Total Number of Units shall be rounded up to the next whole number; (ii) if the fraction includes less than 0.5, the Total Number of Units shall be rounded down to the preceding whole number.

3.4.         The Total Number of Units shall be divided by three (3) and allocated to the three fiscal years following the Base Year (the “Maximum Number of Units per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to modify the Maximum Number of Units per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Number of Units per Year” for each fiscal year.

3.5.         The amounts used as the basis for the Bonus in Units to be paid to Participants shall be calculated in the manner described below:

(a)           First fiscal year following the Base Year: the Final Number of Units per Year for the first fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the first fiscal year following the Base Year;

(b)           Second fiscal year following the Base Year: the Final Number of Units per Year for the second fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the second fiscal year following the Base Year; and

(c)           Third fiscal year following the Base Year: the Final Number of Units per Year of the third fiscal year multiplied by the average final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the third fiscal year following the Base Year.

3.6.         Payments of each instalment of Bonus in Units to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Office of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.7.         The Company shall abide by the tax, labor and social security laws applicable to the payments of Bonus in Units, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.          PLAN ADMINISTRATION

4.1.         This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Appointment and Compensation Committee of the Company, and administered by the Executive Office with the support of the Human Resources Department of the Company (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)           decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)           decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)           analyze exceptional cases deriving from, or pertaining to, the present Plan;

(d)           settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)           review the Plan’s conditions to, observed the basic principles, (i) adapt the Plan according to the similar plans adopted by other companies part of Santander Brasil Group; and/or (ii) substitute the Units by securities backed in Santander Spain Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the bonus object of this Plan, including the system for purchasing of such securities.

4.1.1.      The powers granted to the Executive Office on Item 4.1 shall not apply whenever the performance of such powers is directly related to the Executive Office’s members.

4.2.         The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.         The Board of Directors of the Company shall define the Final Number of Units per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Bonus in Units to Participants, as defined in Item 3.4 above, which may be established by means of a percentage applicable to the Maximum Number of Units per Year in the following cases:

(a)           poor financial performance by the Company;

(b)           violation by the Participant of internal regulations, particularly those relating to risks;

(c)           material restatement of Banco Santander Brasil or Santander Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(d)           significant change in the share capital or risk profile of Banco Santander Brasil or Santander Group.

4.4.         Without prejudice to the provisions set forth in item 4.3 above, the Final Number of Units per Year of each Participant shall be increased whenever the Company distributes dividends and/or interest on net equity to its shareholders, from February 1 of the Base Year to January 10 in each one of the three fiscal years following the Base Year, by the same proportion as the dividends and/or interest on net equity that the Participant would be entitled to collect had he been the holder of the Units of the Company since February 1 of the Base Year. The new Final Number of Units per Year of each Participant shall be calculated according to the price of the Units (Ticker: SANB11) on the date reported as “Ex-Dividends/Interest on Net Equity”, pursuant to the Notice to Shareholders issued by the Company.

V.            PLAN PARTICIPANTS

5.1.         For the purposes of this Plan, the Participants shall be the employees identified as such by the Board of Directors and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in Santander Brasil Group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.         The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

5.3          Participants may not enter into transactions with third parties in an attempt to neutralize, in full or in part the risk of fluctuation in the price of the Units, for purposes of the definition of the Total Number of Units (such as hedge transactions).

VI.          CONTRACT

6.1.         Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.        QUANTITATIVE LIMIT

7.1.         The Plan shall not cause dilution in the corporate capital of Banco Santander Brasil, given that the treasury Units shall be used in the payment of the Bonus in Units. Bonus in Units under this Plan shall be limited to 4,400,000 Units, which correspond to 0,1179% of the total share capital of the Company.

VIII.       DISCHARGE, RETIREMENT, DEATH AND DISABILITY

8.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in Items 8.2 (a) and (d) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 8.2 (b) and (c) (as the case may be), and 8.3 to 8.7 below, subject to the rules of those items.

8.2.         In case of discharge of a Participant, the following rules shall apply:

(a)           in case of discharge of a Participant as a result of termination, resignation or dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws or dismissal from a corporate position at the unilateral decision of the Company, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Bonus in Units subject to this Plan;

(b)           in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant;

(c)           in case of exoneration of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant, pursuant to the agreement between the Participant and a Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants; or

(d)           in case of exoneration of a Participant without an employment bond of a statutory position by unilateral decision with cause of the Company or resignation, the Participant shall lose the right to participate of the Plan, in such a way that such Participant shall have no right to receive the future instalments of the Bonus in Units subject to this Plan.

8.3.         If the Participant leaves the Company to be relocated to another company of the Santander Group abroad, he shall be subject to the provisions set forth in Item 8.2(b) or (c) above (as the case may be).

8.4.         In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.5.         At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.6.         In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public and private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.7.         In case of suspension of the employment contract due to labor illness or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.8.         Please note that the times of payment of the installments of Bonus in Units subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in Item 4.3 above, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of Bonus in Units, subject to the conditions of this Plan.

IX.          QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF UNITS

9.1.         In order to preserve the objectives of the Plan, the Total Number of Units shall be increased or decreased in the following events: (a) share splitting, grouping or bonuses; (b) consolidation, merger, spin-off; and (c) other similar procedures with a relevant material effect.

9.2.         The HR Department, under the supervision of the Executive Office, shall make the aforementioned quantitative adjustments pursuant to the methodology adopted by BM&FBOVESPA in similar adjustments in its stock markets.

X.           RESTRICTIONS ON THE DISPOSAL OF UNITS (LOCK-UP)

10.1        The number of Units corresponding to the investment subject to this Plan cannot be disposed by the Participant for one (1) year as of the date of acquisition of each tranche of Units (“Lock-Up Period”). Please note that the Lock-up Period shall begin whenever the Participants receive Units as a result of the distribution of the Bonus in Units. The Units shall remain unavailable for disposal during the Lock-Up Period.

10.2        For the purposes of this Section X, “disposal” is understood as the offer, sale, sale commitment, sale contracting, swap, lease, lease commitment, pledge, conditional sale, derivatives operations backed by Units or any other direct or indirect form of disposal or encumbrance of Units.

XI.          NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

11.1.       No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

11.2.       In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

XII.        DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

12.1.       The Plan shall come into effect immediately after approval thereof by the General Meeting of the Company and shall remain in force for an indefinite time.

12.2        The Plan may be terminated, suspended or amended, at any time, following a proposal submitted by the Board of Directors of the Company approved by the General Meeting, provided that, in case or suspension or termination, the rights of Participants who hold mature rights to receive Bonus in Units shall be observed, subject to the provisions set forth in Section VII above.

XIII.      ADDITIONAL PROVISIONS

13.1        The Board of Directors, acting in the best interest of the Company and its shareholders, may amend the conditions of the Plan, being able to substitute the Units by securities backed by Santander Spain Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the bonus set forth in this Plan, including the system to purchase such securities, provided that the corresponding basic principles shall not be changed, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

13.2        The Executive Office shall be able to establish special treatments applicable to specific cases, during the term of effectiveness of the Plan, provided that Participants’ vested rights and basic principles of the Plan shall not be affected. Such special treatment may not be a precedent that can be invoked by other Participants.

13.3.       Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

13.4.       Any case not dealt with herein shall be decided by the Board of Directors of the Company.

* * * *

Exhibit V.2

LONG-TERM INCENTIVE PLAN –

IDENTIFIED STAFF (Cash Installment)

2. Inform the main features of the proposed plan, identifying:

a. Potential beneficiaries

Officers, management-level employees and other employees of the Company and of the companies under its control that may be benefited by the Plan.

b. Maximum number of options to be granted

Not applicable.

c. Maximum number of shares covered by the plan

Not applicable.

d. Terms for acquisition

The Participant must remain in the Company during the term of the Plan and follow other criteria established in the regulations.

e. Detailed criteria for setting the exercise price

The values of the Deferred Bonus to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the first fiscal year following the Base Year.

(b) Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the second fiscal year following the Base Year.

(c) Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the third fiscal year following the Base Year.

f. Criteria for setting the exercise period

The Initial Base Value will be divided by 3 (three) and equally allocated to the three fiscal years following the Base Year. The payment of each installment of the Deferred Bonus of the Participants (i) will be made until March 31st of each of the three fiscal years following the Base Year.

g. Method for settlement of options

The bonus will be paid as bonus in cash.

h. Criteria and events that, when determined, will cause the suspension, modification or termination of the plan

The Board of Directors of the Company may establish the partial payment or non-payment of the plan, upon verification of the following events:

(a)              poor financial performance by the Company;

(b)              violation by the Participant of internal regulations, particularly those relating to risks;

(c)              material restatement of Banco Santander Brasil or Santander Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(d)              significant change in the share capital or risk profile of Banco Santander Brasil or Santander Group.

3. Justify the proposed plan, explaining:

a.               The main objectives of the plan

The Plan has the following objectives:

(a) align the interests of Santander Brasil and of the Participants aiming, on one hand, to reach the growth and profitability of the Company’s business and on the other hand, the recognition of the Participants’ contribution for development of the activities of Santander Brasil;

(b) allow the Company to retain the Participants in its staff of employees, offering them as an additional bonus, a compensation in cash connected to the Company’s profits, in the terms and conditions established in this Plan; and

(c) promote the good performance of the Company and the shareholders’ interests through a long-term commitment of the Participants.

It is part of the current regulatory environment applicable to the Company, especially in light of the CMN Resolution No. 3.921, by which financial institutions must observe certain requirements for payment deferred in the future portion of the variable compensation owed to its officers and other employees, taking into account the long-term sustainable financial basis and adjustments in future payments due to the risks assumed and fluctuations in capital cost.

b.               The way the plan contributes to these objectives

The Plan contributes to the alignment of the employees’ interests with the profitability and long-term results of the Company, because it is a deferred payment of variable compensation and subject to Malus, upon verification of any situation described in item ‘h’ above.

c.                How the plan is included in the company's remuneration policy

The Plan is a key element in the Company's compensation strategy because it acts as an efficient instrument of recognition, motivation and retention of Participants in the short, medium and long term.

d.               How the plan will align the interests of the beneficiaries and the company's short, medium and long term interests

The Plan aligns the interests of the Participants and the Company's short, medium and long term interests, since the compensation is subject to Malus.

4. Estimate the company’s expenses incurred with the plan, pursuant to the account rules dealing with this subject matter.

Total estimated cost of the Plan: R$ 59,400,000.00

****

EXHIBIT V.2.1

LONG TERM INCENTIVE PLAN –

IDENTIFIED STAFF (CASH INSTALLMENT)

I.             DEFINITIONS

1.1          Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan. The initial Base Year is 2015.
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
Deferred Bonus

Funds to be paid to Participants, as part of the variable income payable by the Company to Participants, in an amount to be adjusted according to the fluctuation of one hundred percent (100%) of CDI, pursuant to the provisions set forth in Item 3.3, subject to certain conditions defined in this Plan.

CDI

Interest rate of the interbank deposit certificate, ascertained according to the transactions of issuance of prefixed inter-financial deposits, defined over one business day and settled by CETIP – Central Agency for Custody and Financial Settlement pursuant to the provisions set forth by the Central Bank of Brasil, known as “DI-CETIP Over Rate (Extra-Group)”, expressed as an annual percentage, based on a 252-day year, published on a daily basis by CETIP.

Executive Office	For the purposes hereof, the Executive Office corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department Santander Group Santander Brasil Group

The Human Resources Department of the Company, as defined in Item 4.1.

Banco Santander, S.A. and companies that are, directly or indirectly, controlled by Banco Santander, S.A.

Banco Santander (Brasil) S.A. and companies that are, directly or indirectly, controlled by Banco Santander (Brasil) S.A.

Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy directed at collaborators of Banco Santander Brasil and other companies of the Santander Brasil Group, with remuneration adjusted at one hundred percent (100%) of CDI, as defined in Item 2.1.

Initial Base Value	Initial base value for each Participant, to be defined by the Executive Office of the Company, as defined in Item 3.1.
Maximum Base Value per Year	Initial Base Value divided by three, as defined in Item 3.2.
Final Base Value per Year	Final Base Value for each Participant, to be defined pursuant to the provisions set forth in Items 3.2 and 4.3, which shall be the basis for the calculation of the Deferred Bonus.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

II.           LONG TERM INCENTIVE PLAN

2.1.         This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)           align the interests of Banco Santander Brasil and of the Participants aiming, on the one side, to reach growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants for development of the activities by Banco Santander Brasil;

(b)           enable the Company to retain the Participants, offering as an additional benefit the opportunity to earn compensation pursuant to the terms, conditions and forms set forth herein; and

(c)           promote the good performance of the Company and shareholders’ interests by means of a long term commitment of the Participants.

2.2.         The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must follow certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.          OBJECTIVES OF THE PLAN

3.1.         The objective of the Plan is the payment of a cash bonus, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy (“Deferred Bonus”). The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Office shall calculate the initial amount to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.         The Initial Base Value shall be divided by three (3) and allocated, in equal proportion, to the three fiscal years following the Base Year (“Maximum Base Value per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to amend the Maximum Base Value per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Base Value per Year”.

3.3.         The Deferred Bonus amount payable to Participants shall be calculated in the manner described below:

(a)           First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the first fiscal year following the Base Year.

(b)           Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the second fiscal year following the Base Year.

(c)           Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the third fiscal year following the Base Year.

3.4.         Payments of each instalment of Deferred Bonus to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall follow the specifications approved by the Board of Directors and Executive Office of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation cap approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.5.         The Company shall follow the tax, labor and social security laws applicable to the payment of Deferred Bonus, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.          PLAN ADMINISTRATION

4.1.         This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Appointment and Compensation Committee of the Company, and it shall be administered by the Executive Office with the support of the Company’s Human Resources Department (“HR Department”). The Executive Office shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)           decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)           decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)           analyze exceptional cases deriving from, or pertaining to, the present Plan;

(d)           settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)           propose to the Board of Directors of the Company changes to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil Group.

4.1.1.      The powers granted to the Executive Office on Item 4.1 shall not apply whenever the performance of such powers is directly related to the Executive Office’s members.

4.2.         The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to all applicable communications to Participants throughout the term of the Plan.

4.3.         The Board of Directors of the Company shall establish Final Base Value per Year relating to each fiscal year for purposes of calculation of the annual installment of the Deferred Bonus, as defined in Item 3.2 above, which shall be defined according to the percentage applicable to the Maximum Base Value per Year in the following cases:

(a)           poor financial performance by the Company;

(b)           violation by the Participant of internal regulations, particularly those relating to risks;

(c)           material restatement of Banco Santander Brasil or Santander Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(d)           significant change in the share capital or risk profile of Banco Santander Brasil or Santander Group.

V.            PLAN PARTICIPANTS

5.1.         For the purposes of this Plan, the Participants shall be the employees identified as such by the Executive Office and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in Santander Brasil Group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.         The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

VI.          CONTRACT

6.1.         Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.        DISCHARGE, RETIREMENT, DEATH AND DISABILITY

7.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in  Items 7.2 (a) and (d) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 7.2 (b) and (c) (as the case may be) and 7.3 to 7.7 below, subject to the rules of those items.

7.2.         In case of discharge of a Participant, the following rules shall apply:

(a)           in case of discharge of a Participant as a result of termination or  dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Deferred Bonus subject to this Plan;

(b)           in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant; or

(c)           in case of exoneration of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units you would be entitled as a result of Bonus Units applicable to such Participant pursuant to the agreement between the Participant and the Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants; or

(d)           in case of exoneration of a Participant without an employment bond of a statutory position by unilateral decision with cause of the Company or resignation, the Participant shall lose the right to participate of the Plan, in such a way that such Participant shall have no right to receive the future instalments of the Bonus in Units subject to this Plan.

7.3.         If the Participant leaves the Company to be relocated to another company part of Santander Group abroad, he shall be subject to the provisions set forth in Item 7.2(b) or (c) above, as the case may be.

7.4.         In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.5.         At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.6.         In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public and private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.7.         In case of suspension of the employment contract due to labor ailment or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.8.         Please note that the payment of the installments of the Deferred Bonus subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in Item 4.3, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of the Deferred Bonus, subject to the conditions of this Plan.

VIII.       NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

8.1.         No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

8.2.         In addition, no provisions in this Plan shall grant to any of the officers or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

IX.          DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

9.1.         The Plan shall come into effectiveness immediately after approval thereof by the Board of Directors of the Company and it shall remain in effect for an indefinite term.

9.2          The Plan may be terminated, suspended or modified, at any time, by the Board of Directors of the Company, provided that, in case of suspension or termination, the Company shall honor the rights of Participants who hold mature Deferred Bonus installments, subject to the provisions set forth in Section VII above.

X.           ADDITIONAL PROVISIONS

10.1.       Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

10.2.       Any case not dealt with herein shall be decided by the Board of Directors of the Company.

* * * *

EXHIBIT VI

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

•           www.ri.santander.com.br or www.santander.com.br/acionistas: Information about the Company, such as corporate governance practices and curriculum of other members of the Board of Directors.

•           www.cvm.gov.br: Brazilian Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 9, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer